Exhibit 99.4

INDENTURE Made as of July 21, 2023 between PYROGENESIS CANADA INC. (the “ Corporation ”) and TSX TRUST COMPANY (the “ Trustee ”)

TABLE OF CONTENTS

Page

ARTICLE 1 - INTERPRETATION 1

Section 1.1 Definitions 1
Section 1.2 Meaning of “Outstanding” 9
Section 1.3 Interpretation 10
Section 1.4 Headings, etc. 10
Section 1.5 Time of Essence 10
Section 1.6 Monetary References 10
Section 1.7 Invalidity, etc. 11
Section 1.8 Language 11
Section 1.9 Successors and Assigns 11
Section 1.10 Severability 11
Section 1.11 Entire Agreement 11
Section 1.12 Benefits of Indenture 11
Section 1.13 Applicable Law and Attornment 11
Section 1.14 Currency of Payment 12
Section 1.15 Non-Business Days 12
Section 1.16 Accounting Terms 12
Section 1.17 Calculations 12
Section 1.18 Schedules 12

ARTICLE 2 - THE DEBENTURES 13

Section 2.1 Issue of Global Debentures 13
Section 2.2 Limit of Debentures 14
Section 2.3 Terms of Debentures of any Series 14
Section 2.4 Form of Debentures 16
Section 2.5 Form and Terms of Initial Debentures 16
Section 2.6 Authentication and Delivery of Additional Debentures 25
Section 2.7 Non-Certificated Deposit 26
Section 2.8 Execution of Debentures 27
Section 2.9 Authentication 28
Section 2.10 Interim Debentures or Certificates 29
Section 2.11 Mutilation, Loss, Theft or Destruction 29
Section 2.12 Concerning Interest 29
Section 2.13 Debentures to Rank Subordinate and *Pari Passu* 30
Section 2.14 Payments of Amounts Due on Maturity 30
Section 2.15 Legends on the Debentures and Common Shares 31
Section 2.16 Payment of Interest 33

ARTICLE 3 - REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP 34

Section 3.1 Global Debentures or Book Based Only Debentures 34
Section 3.2 Fully Registered Debentures 37
Section 3.3 Transferee Entitled to Registration 40
Section 3.4 No Notice of Trusts 40
Section 3.5 Registers Open for Inspection 41

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TABLE OF CONTENTS
(continued)

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Section 3.6 Exchanges of Debentures 41
Section 3.7 Closing of Registers 41
Section 3.8 Charges for Registration, Transfer and Exchange 42
Section 3.9 Ownership of Debentures 42

ARTICLE 4 - REDEMPTION AND PURCHASE OF DEBENTURES 43

Section 4.1 Applicability of Article 43
Section 4.2 Partial Redemption 43
Section 4.3 Notice of Redemption 44
Section 4.4 Debentures Due on Redemption Date 45
Section 4.5 Deposit of Redemption Monies 45
Section 4.6 Failure to Surrender Debentures Called for Redemption 45
Section 4.7 Cancellation of Debentures Redeemed 46
Section 4.8 Purchase of Debentures by the Corporation 46
Section 4.9 Right to Repay Principal Amount in Common Shares 47
Section 4.10 Deposit of Maturity Monies or Common Shares 50

ARTICLE 5 – SUBORDINATION OF DEBENTURES 50

Section 5.1 Applicability of Article 50
Section 5.2 Definition 50
Section 5.3 Order of Payment 50
Section 5.4 Subrogation to Rights of Holders of Secured Indebtedness 52
Section 5.5 Obligation to Pay Not Impaired 52
Section 5.6 No Payment if Senior Indebtedness in Default 52
Section 5.7 Payment on Debentures Permitted 53
Section 5.8 Confirmation of Subordination 53
Section 5.9 Knowledge of Trustee 54
Section 5.10 Trustee May Hold Senior Indebtedness 54
Section 5.11 Rights of Senior Creditors Not Impaired 54
Section 5.12 Altering the Senior Indebtedness 54
Section 5.13 Additional Indebtedness 54
Section 5.14 Right of Debentureholder to Convert Not Impaired 54
Section 5.15 Invalidated Payments 55
Section 5.16 Contesting Security 55
Section 5.17 Release of Subordination 55

ARTICLE 6 - CONVERSION OF DEBENTURES 55

Section 6.1 Applicability of Article 55
Section 6.2 Revival of Right to Convert 55
Section 6.3 Manner of Conversion and Conversion Restriction 56
Section 6.4 Adjustment of Conversion Price 58
Section 6.5 No Requirement to Issue Fractional Common Shares 64
Section 6.6 Corporation to Reserve Common Shares 64
Section 6.7 Cancellation of Converted Debentures 65

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TABLE OF CONTENTS (continued) Page - iii - Section 6.8 Section 6.9 Section 6.10 Section 6.11 Certificate as to Adjustment..................................................................... 65 Notice of Special Matters......................................................................... 65 Protection of Trustee................................................................................ 65 Conversion Price Disputes ....................................................................... 66 ARTICLE 7 - COVENANTS OF THE CORPORATION.......................................................... 66 Section 7.1 Section 7.2 Section 7.3 Section 7.4 Section 7.5 Section 7.6 Section 7.7 Section 7.8 Section 7.9 Section 7.10 To Pay Principal, Premium (if any) and Interest ..................................... 66 To Pay Trustee’s Remuneration............................................................... 66 To Give Notice of Default ....................................................................... 67 Preservation of Existence, etc. ................................................................. 67 Keeping of Books .................................................................................... 67 Annual Certificate of Compliance ........................................................... 67 Performance of Covenants by Trustee ..................................................... 67 Maintain Listing....................................................................................... 68 No Dividends on Common Shares if Event of Default............................ 68 Withholding Matters ................................................................................ 68 ARTICLE 8 - DEFAULT ............................................................................................................ 69 Section 8.1 Section 8.2 Section 8.3 Section 8.4 Section 8.5 Section 8.6 Section 8.7 Section 8.8 Section 8.9 Section 8.10 Section 8.11 Events of Default ..................................................................................... 69 Notice of Events of Default ..................................................................... 70 Waiver of Default .................................................................................... 71 Enforcement by the Trustee ..................................................................... 71 No Suits by Debentureholders ................................................................. 73 Application of Monies by Trustee ........................................................... 73 Notice of Payment by Trustee.................................................................. 74 Trustee May Demand Production of Debentures..................................... 74 Remedies Cumulative .............................................................................. 74 Judgment Against the Corporation .......................................................... 75 Immunity of Directors, Officers and Others ............................................ 75 ARTICLE 9 - SATISFACTION AND DISCHARGE ................................................................ 75 Section 9.1 Section 9.2 Section 9.3 Section 9.4 Section 9.5 Section 9.6 Cancellation and Destruction................................................................... 75 Non - Presentation of Debentures .............................................................. 75 Repayment of Unclaimed Monies or Common Shares............................ 76 Discharge ................................................................................................. 76 Satisfaction............................................................................................... 77 Continuance of Rights, Duties and Obligations....................................... 78 ARTICLE 10 - COMMON SHARE INTEREST PAYMENT ELECTION ............................... 79 Section 10.1 Common Share Interest Payment Election .............................................. 79 ARTICLE 11 - SUCCESSORS ................................................................................................... 82 Section 11.1 Section 11.2 Corporation may Consolidate, etc., Only on Certain Terms.................... 82 Successor Substituted............................................................................... 83

TABLE OF CONTENTS (continued) Page ARTICLE 12 - COMPULSORY ACQUISITION ...................................................................... 83 - iv - Section 12.1 Section 12.2 Section 12.3 Section 12.4 Section 12.5 Section 12.6 Section 12.7 Section 12.8 Definitions in this Article 12: .................................................................. 83 Debenture Offer for Debentures .............................................................. 84 Offeror’s Notice to Dissenting Shareholders ........................................... 84 Delivery of Debenture Certificates .......................................................... 85 Payment of Consideration to Trustee....................................................... 85 Consideration to be held in Trust............................................................. 85 Completion of Transfer of Debentures to Offeror ................................... 85 Communication of the Debenture Offer to the Corporation .................... 86 ARTICLE 13 - MEETINGS OF DEBENTUREHOLDERS....................................................... 86 Section 13.1 Section 13.2 Section 13.3 Section 13.4 Section 13.5 Section 13.6 Section 13.7 Section 13.8 Section 13.9 Right to Convene Meeting ....................................................................... 86 Notice of Meetings................................................................................... 86 Chair......................................................................................................... 88 Quorum .................................................................................................... 88 Power to Adjourn ..................................................................................... 88 Show of Hands ......................................................................................... 88 Poll ........................................................................................................... 89 Voting ...................................................................................................... 89 Proxies...................................................................................................... 89 Section 13 . 10 Persons Entitled to Attend Meetings ........................................................ 90 Section 13 . 11 Powers Exercisable by Extraordinary Resolution .................................... 90 Section 13 . 12 Meaning of “Extraordinary Resolution” .................................................. 92 Section 13 . 13 Powers Cumulative .................................................................................. 93 Section 13.14 Minutes .................................................................................................... 93 Section 13.15 Instruments in Writing ............................................................................. 94 Section 13.16 Binding Effect of Resolutions.................................................................. 94 Section 13.17 Evidence of Rights Of Debentureholders ................................................ 94 Section 13.18 Concerning Serial Meetings..................................................................... 94 ARTICLE 14 - NOTICES ........................................................................................................... 94 Section 14.1 Section 14.2 Section 14.3 Section 14.4 Notice to Corporation .............................................................................. 94 Notice to Debentureholders ..................................................................... 95 Notice to Trustee...................................................................................... 95 Mail Service Interruption ......................................................................... 95 ARTICLE 15 - CONCERNING THE TRUSTEE....................................................................... 96 Section 15.1 Section 15.2 Section 15.3 Section 15.4 Section 15.5 Section 15.6 Section 15.7 Replacement of Trustee ........................................................................... 96 Duties of Trustee...................................................................................... 96 Reliance Upon Declarations, Opinions, etc. ............................................ 97 Evidence and Authority to Trustee, Opinions, etc. .................................. 97 Officer’s Certificates Evidence................................................................ 98 Experts, Advisers and Agents .................................................................. 99 Trustee May Deal in Debentures ............................................................. 99

TABLE OF CONTENTS (continued) Page - v - Section 15.8 Section 15.9 Investment of Monies Held by Trustee.................................................... 99 Trustee Not Ordinarily Bound ............................................................... 100 Section 15 . 10 Trustee Not Required to Give Security .................................................. 100 Section 15 . 11 Trustee Not Bound to Act on Corporation’s Request ............................ 100 Section 15 . 12 Conditions Precedent to Trustee’s Obligations to Act Hereunder ......... 100 Section 15 . 13 Authority to Carry on Business .............................................................. 101 Section 15 . 14 Compensation and Indemnity ................................................................ 101 Section 15 . 15 Protection of Trustee .............................................................................. 102 Section 15 . 16 Acceptance of Trust ............................................................................... 103 Section 15 . 17 Third Party Interests ............................................................................... 103 Section 15 . 18 Anti - Money Laundering ........................................................................ 104 Section 15 . 19 Privacy Laws .......................................................................................... 104 Section 15 . 20 Force Majeure ........................................................................................ 105 Section 15 . 21 No Conflict of Interest ........................................................................... 105 ARTICLE 16 - SUPPLEMENTAL INDENTURES ................................................................. 105 Section 16.1 Section 16.2 Supplemental Indentures........................................................................ 105 Regulatory Approvals ............................................................................ 106 ARTICLE 17 - EXECUTION AND FORMAL DATE ............................................................ 107 Section 17.1 Section 17.2 Execution ............................................................................................... 107 Formal Date ........................................................................................... 107 SCHEDULE A - FORM OF INITIAL DEBENTURE.............................................................. 109 SCHEDULE B - FORM OF NOTICE OF CONVERSION...................................................... 119 SCHEDULE C - FORM OF REDEMPTION NOTICE............................................................ 121 SCHEDULE D – FORM OF MONTHLY MATURITY NOTICE........................................... 122 SCHEDULE E – ILLUSTRATIVE CALCULATION ............................................................. 123

- 1 - INDENTURE This agreement is made as of July 21, 2023 between PYROGENESIS CANADA INC . , a corporation existing under the federal laws of Canada and having its head office in the City of Montréal in the Province of Québec (the “ Corporation ”), - AND - TSX TRUST COMPANY , a trust company existing under the federal laws of Canada and authorized to carry on business in the Province of Québec (the “ Trustee ”) . RECITALS The Corporation wishes to create and issue the Debentures (as herein defined) in the manner and subject to the terms and conditions of this Indenture ; FOR VALUE RECEIVED , the parties agree as follows: ARTICLE 1 - INTERPRETATION Section 1.1 Definitions In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely : (1) “ 1933 Act ” means the United States Securities Act of 1933 , as amended, and the rules and regulations promulgated thereunder ; (2) “ 90 % Redemption Right ” has the meaning ascribed thereto Section 2 . 5 (11)(c) ; (3) “ this Indenture ”, “ this Convertible Debenture Indenture ”, “ hereto ”, “ herein ”, “ hereby ”, “ hereunder ”, “ hereof ” and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto ; (4) “ Additional Debentures ” means Debentures of any one or more series, other than the first series of Debentures, being the Initial Debentures, issued under this Indenture ; (5) “ Applicable Securities Legislation ” means applicable securities laws (including rules, regulations, policies and instruments) in each of the provinces and territories of Canada ; (6) “ Auditors of the Corporation ” means an independent firm of chartered accountants duly appointed as auditors of the Corporation ; (7) “ Authenticated ” means (i), with respect to the issuance of Certificated Debentures, one which has been duly signed by the Corporation or on which the manual or electronic signatures of

- 2 - the Corporation have been printed, lithographed, or otherwise electronically or mechanically reproduced and countersigned by an authorized officer of the Trustee, and (ii) with respect to the issuance of an Uncertificated Debenture, one in respect of which the Trustee has completed all Internal Procedures such that the particulars of such Uncertificated Debenture as required by Section 2 . 9 are entered in the register of holders of Debentures, but for clarity, such particulars shall not include underlying beneficial owners or Participants ; and the terms “Authenticate”, “Authenticating” and “Authentication” have meanings correlative to the foregoing ; (8) “ Beneficial Holder ” means any Person who holds a beneficial interest in a Global Debenture as shown on the books of the Depositary or a Participant ; (9) “ Board ” means the board of directors of the Corporation; (10) “ Book Based Only Debentures ” means Debentures issued under this Indenture in non - certificated form which are held only by way of book based (electronic) register maintained by the Trustee ; (11) “ Business Day ” means any day other than a Saturday, Sunday or a statutory or civic holiday, or any other day on which the Trustee at its offices in Toronto, Ontario is not open for business, and shall be a day on which banks in Toronto, Ontario and the TSX are open for business ; (12) “ CDS ” has the meaning ascribed thereto Section 2.1(1)(c) ; (13) “ Certificated Debenture ” means any Debenture which is issued as part of, and evidenced by, a Debenture Certificate ; (14) “ Change of Control ” means (i) any event as a result of or following which any Person, or group of Persons “acting jointly or in concert” within the meaning of Applicable Securities Legislation, beneficially owns or exercises control or direction over an aggregate of more than 66 ⅔ % of the then outstanding Common Shares, or (ii) the sale or other transfer of all or substantially all of the consolidated assets of the Corporation ; provided however that in each case a “Change of Control” shall not include a sale, merger, amalgamation, arrangement, reorganization or other similar transaction if the previous holders of the Common Shares hold at least 50 % of the voting securities of such merged, amalgamated, arranged, reorganized or other continuing entity ; (15) “ Change of Control Notice ” has the meaning ascribed thereto Section 2.5(11)(b) ; (16) “ Change of Control Purchase Date ” has the meaning ascribed thereto Section 2.5(11)(b) ; (17) “ Common Shares ” means the common shares in the capital of the Corporation, as such common shares are constituted on the date of execution and delivery of this Indenture ; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding - up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings - up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6 . 4 , “ Common Shares ” shall, as the context may

- 3 - require, mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding - up ; (18) “ Common Share Interest Payment Election ” means an election to satisfy an Interest Obligation on the applicable Interest Payment Date in the manner described in the Common Share Interest Payment Election Notice ; (19) “ Common Share Interest Payment Election Notice ” means a written notice made by the Corporation to the Trustee specifying : (i) the Interest Obligation to which the election relates ; and (ii) the portion of the Interest Obligation to be satisfied in cash, if any ; (20) “ Conversion Notice ” has the meaning ascribed thereto in Section 6 . 3 ; (21) “ Conversion Price ” means the dollar amount for which each Common Share may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6 , and in the case of the Initial Debentures as described in Section 2 . 5 (8)(b) ; (22) “ Corporation ” means PyroGenesis Canada Inc . and includes any successor to or of the Corporation which shall have complied with the provisions of Article 11 ; (23) “ Counsel ” means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee and acceptable to the Corporation, acting reasonably, or retained or employed by the Corporation and acceptable to the Trustee, acting reasonably ; (24) “ Current Market Price ” means the VWAP of the Common Shares on the TSX for the 5 consecutive Trading Days ending on the date this is five Trading Days preceding the date of the applicable event (or, if the Common Shares are not listed thereon, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the Board of, or if the Common Shares are not listed on any stock exchange, on the over - the - counter market, or if the Common Shares are listed on more than one stock exchange and are not listed on the TSX, the “Current Market Price” shall be calculated on the stock exchange on which the volume of transactions of Common Shares was the highest during such 5 consecutive Trading Days ; provided further that if the Common Shares are not then listed on any stock exchange or traded on any over - the - counter market, the Current Market Price shall be the fair market value of the Common Shares as at such date as determined by an independent nationally - recognized investment dealer selected by the Corporation) . The volume - weighted average trading price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 5 consecutive Trading Days by the total number of Common Shares so sold ; (25) “ Date of Conversion ” has the meaning ascribed thereto in Section 6 . 3 (2) ; (26) “ Debenture Certificate ” means a certificate evidencing Debentures, substantially in the form, in the case of the Initial Debentures, attached as Schedule A hereto and in the case of Additional Debentures in the form specified in an indenture supplemental hereto ;

- 4 - (27) “ Debenture Liabilities ” has the meaning ascribed thereto in Section 5.1 ; (28) “ Debentureholders ” or “ holders ” means the Persons for the time being entered in the register for Debentures as registered holders of Debentures, or any transferees of such Persons by endorsement or delivery in accordance with Article 3 ; (29) “ Debentures ” means the debentures, notes or other evidence of indebtedness of the Corporation issued and Authenticated hereunder, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive, uncertificated or interim form ; (30) “ deemed year ” has the meaning ascribed thereto in Section 2.12(2) ; (31) “ Defeased Debentures ” has the meaning ascribed thereto in Section 9.6(2) ; (32) “ Depository ” means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the person designated as depository by the Corporation pursuant to Section 3 . 1 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Depository” shall mean each person who is then a depository hereunder, and if at any time there is more than one such person, “Depository” as used with respect to the Debentures of any series shall mean each depository with respect to the Global Debentures of such series and, in the case of the Initial Debentures, the Depository shall initially be CDS ; (33) “ Entitled Debentureholders ” has the meaning ascribed thereto in Section 10.1(3) ; (34) “ Event of Default ” has the meaning ascribed thereto in Section 8.1 ; (35) “ Extraordinary Resolution ” has the meaning ascribed thereto in Section 13.12 ; (36) “ Final Maturity Date ” means the date specified for maturity of any Debentures, it being understood that the Final Maturity Date for the Initial Debentures shall be the Initial Debentures Final Maturity Date ; (37) “ First Monthly Maturity Date ” means February 21, 2024; (38) “ Freely - Tradeable ” means, in respect of any Common Shares or any other securities of the Corporation or any other person, as the case may be, that they (i) may be issued without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation and such issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document or that is otherwise exempt from prospectus requirements) under Applicable Securities Legislation ; and (ii) can be traded in Canada by the holder thereof without any restriction under Applicable Securities Legislation, such as hold periods, except in the case of a control distribution (as defined in the Applicable Securities Legislation) or any other trade prohibited under insider trading rules of Applicable Securities Legislation ; (39) “ Fully Registered Debentures ” means Debentures registered as to both principal and interest ;

- 5 - (40) “ Global Debenture ” means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2 . 1 for the purpose of being held by or on behalf of the Depository as custodian for participants in the Depository’s book - entry only registration system or non - certificated inventory system ; (41) “ Guarantees ” means any guarantee, undertaking to assume, endorse, contingently agree to purchase, or to provide funds for the payment of, or otherwise become liable in respect of, any indebtedness, liability or obligation of any Person ; (42) “ IFRS ” means International Financial Reporting Standards issued by the International Accounting Standards Board (including as further described in Section 1 . 16 ) ; (43) “ Initial Debentures ” means the Debentures designated as “ 10 . 0 % Unsecured Convertible Debentures due July 21 , 2026 ” and described in Section 2 . 5 ; (44) “ Initial Debentures Final Maturity Date ” has the meaning ascribed thereto in Section Section 2 . 5 (2) ; (45) “ Interest Obligation ” means the obligation of the Corporation to pay interest on the Debentures, as and when the same becomes due ; (46) “ Interest Payment Date ” means a date specified in a Debenture as the date on which interest on such Debenture shall become due and payable and in the case of the Initial Debentures means June 30 and December 31 , with the first interest payment date of the Initial Debentures being December 31 , 2023 and the last interest payment date of the Initial Debentures being the Initial Debentures Final Maturity Date ; (47) “ Internal Procedures ” means, in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register of Debentureholders at any time (including, without limitation, original issuance or registration of transfer of ownership), the minimal number of the Trustee’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Trustee ; (48) “ Issue Date ” means, in respect of a Debenture, the date on which such Debenture is issued; (49) “ Maturity Account ” means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Trustee) for each series of Debentures issued pursuant to and in accordance with this Indenture ; (50) “ Maturity Date ” means the date specified for maturity of the entire or any portion of the outstanding principal of any Debenture, including the First Monthly Maturity Date and the Initial Debentures Final Maturity Date in respect of the Initial Debentures ; (51) “ Maturity Notice ” has the meaning ascribed thereto in Section 4.9(2) ; (52) “Merger Event ” has the meaning ascribed thereto in Section 6.4(d) ;

- 6 - (53) “ Monthly Maturity Dates ” means, collectively, the First Monthly Maturity Date and each of the 29 subsequent monthly anniversaries of such date ending on the Initial Debentures Final Maturity Date and, for greater certainty, the “ Monthly Maturity Dates ” shall include the First Monthly Maturity Date and the Initial Debentures Final Maturity Date ; (54) “ Offer ” has the meaning ascribed thereto in Section 2.5(11)(a) ; (55) “ Offer Date ” has the meaning ascribed thereto in Section 2.5(11)(a) ; (56) “ Offer Price ” has the meaning ascribed thereto in Section 2.5(11)(a) ; (57) “ Offering ” means the private placement of up to $ 5 , 000 , 000 . 00 aggregate principal amount of Initial Debentures ; (58) “ Offeror’s Notice ” has the meaning ascribed thereto in Section 12.3 ; (59) “ Officer’s Certificate ” means a certificate of the Corporation signed by any authorized officer or director of the Corporation, in their capacity as an officer or director of the Corporation, and not in their personal capacity and without personal liability ; (60) “ Participant ” means a Person recognized by CDS as a participant in the non - certificated inventory system or book entries administered by CDS ; (61) “ Periodic Offering ” means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Corporation upon the issuance of such Debentures from time to time ; (62) “ Person ” includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof (and for the purposes of the definition of “ Change of Control ”, in addition to the foregoing, “ Person ” shall include any syndicate or group that would be deemed to be a “ Person ” under National Instrument 62 - 104 – Take - over Bids and Issuer Bids ) ; (63) “ Privacy Laws ” has the meaning ascribed thereto in Section 15.19 ; (64) “ Redemption Date ” has the meaning ascribed thereto in Section 4.3 ; (65) “ Redemption Notice ” has the meaning ascribed thereto in Section 4.3 ; (66) “ Redemption Price ” means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture ; (67) “ Regulation S ” means Regulation S adopted by the SEC under the 1933 Act; (68) “ Restricted Debentures ” means collectively the Restricted Uncertificated Debentures and Restricted Physical Debentures ;

- 7 - (69) “ Restricted Physical Debenture ” means a definitive Debenture that bears the U . S . Legend ; (70) “ Restricted Uncertificated Debenture ” means an Uncertificated Debenture that is deemed to bear the U . S . Legend ; (71) “ Rule 904 Declaration ” has the meaning ascribed thereto in Section 3 . 2 (3)(a)(ii)(A) ; (72) “ SEC ” means the United States Securities and Exchange Commission ; (73) “ Secured Creditor ” means a holder or holders of Secured Indebtedness and includes any representative or representatives, agent or agents or trustee or trustees of any such holder or holders ; (74) “ Secured Indebtedness ” means the principal of, the premium (if any) and interest and other obligations on secured indebtedness, statutory liens (other than statutory liens where the party is defending same in good faith), secured bank or other institutional indebtedness, and secured project indebtedness, in each case owing by the Corporation, or renewals, extensions and refunding of such indebtedness, including, without limitation : (a) obligations of the Corporation or its Subsidiaries under any swap, hedging or other similar contracts or arrangements ; (b) all costs and expenses incurred by or on behalf of the holder of any such indebtedness in enforcing payment or collection of any such indebtedness, including enforcing any security interest securing the same . “Secured Indebtedness” shall not include any indebtedness that would otherwise be Secured Indebtedness if it is expressly stated to be subordinate to or rank pari passu with the Debentures ; (75) “ Senior Creditors ” means a holder or holders of Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder under any indenture pursuant to which any instruments evidencing any such Senior Indebtedness may have been issued ; (76) “ Senior Indebtedness ” means the principal of and the interest and premium (or any other amounts payable thereunder), if any, on : (a) all indebtedness, liabilities and obligations of the Corporation (other than the Initial Debentures), or of others (including, without limitation, any Subsidiary of the Corporation) the payment of which the Corporation is responsible or liable (whether absolutely or contingently), whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers’ acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments), which is Secured Indebtedness or otherwise by its express terms stated to rank senior to other indebtedness of the Corporation (including the Debentures) or preferred by mandatory provisions of law ; and (b) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations ;

- 8 - unless in each case it is provided by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations that such indebtedness, liabilities or obligations are not superior in right of, or rank pari passu with, payment to Debentures, which for greater certainty includes the Initial Debentures ; (77) “ Senior Security ” means all mortgages, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness ; (78) “ Serial Meeting ” has the meaning ascribed thereto in Section 13.2(2)(a) ; (79) “ Share Repayment Option ” has the meaning ascribed thereto in Section 4.9 ; (80) “ Subsidiary ” means a subsidiary within the meaning of National Instrument 45 106 — Prospectus Exemptions as if “issuer” noted therein was replaced with “Person” as defined herein ; (81) “ Time of Expiry ” means the time of expiry of certain rights with respect to the conversion of Debentures under Article 6 which is to be set forth separately in the form and terms for each series of Debentures which by their terms are to be convertible, and has the meaning ascribed thereto in Section 2 . 5 (8) with respect to the Initial Debentures ; (82) “ Total Offer Price ” has the meaning ascribed thereto in Section 2.5(11)(a) ; (83) “ Trading Day ” means, with respect to the TSX or other market for securities, any day on which such exchange or market is open for trading or quotation ; (84) “ Trustee ” means TSX Trust Company or its successor or successors for the time being as trustee hereunder ; (85) “ TSX ” means the Toronto Stock Exchange or its successor or successors; (86) “ Uncertificated Debenture ” means any Debenture which is not issued as part of a Debenture Certificate ; (87) “ Unrestricted Physical Debentures ” means a definitive Debenture that does not bear and is not deemed to bear the U . S . Legend ; (88) “ Unrestricted Uncertificated Debenture ” means a Debenture that is not marked to bear and is not deemed to bear the U . S . Legend ; (89) “ United States ” or “ U . S . ” means the United States of America, its territories and possessions, any state of the United States, or any political subdivision thereof, and the District of Columbia ; (90) “ U . S . Debentureholder ” is (a) any U . S . Person that purchased Debentures, (b) any person that purchased Debentures on behalf of any U . S . Person or any person in the United States, (c) any purchaser of Debentures that received an offer for the Debentures while in the United States, (d) any person that was in the United States at the time the purchaser’s buy order was made or the subscription agreement for Debentures was executed or delivered ;

- 9 - (91) “ U.S. Legend ” has the meaning ascribed to such term in Section 2.15(1) ; (92) “ U.S. Person ” has the meaning ascribed to such term in Regulation S; (93) “ U.S. Securities Exchange Act ” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; (94) “ VWAP ” means the per share volume weighted average trading price of the Common Shares for the applicable period; (95) “ Withholding Taxes ” has the meaning ascribed to it in Section 7.10 ; and (96) “ Written Direction of the Corporation ” means an instrument in writing signed by any one officer or director of the Corporation. Section 1.2 Meaning of “Outstanding” Every Debenture Authenticated and delivered by the Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Trustee for cancellation, conversion or redemption for monies, property and/or Common Shares, as the case may be, or the payment thereof shall have been set aside under Section 2 . 5 (11)(h), Section 4 . 6 and Section 9 . 2 , provided that : (a) Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof ; (b) when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding ; and (c) for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum at any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation and any Subsidiary of the Corporation shall be disregarded except that : (i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders present or represented at any meeting of Debentureholders, only the Debentures which the Trustee knows are so owned shall be so disregarded ; and (ii) Debentures so owned which have been pledged in good faith other than to the Corporation or any Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee’s right to vote

- 10 - such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation or a Subsidiary of the Corporation ; and (d) Debentures so owned shall not be disregarded if they are the only Debentures outstanding . Section 1.3 Interpretation In this Indenture: (a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa ; (b) all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture ; (c) all references to Sections, subsections or clauses refer, unless otherwise specified, to Sections, subsections or clauses of this Indenture ; (d) words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them ; (e) reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time ; (f) unless otherwise indicated, reference to a statute shall be deemed to be a reference to such statute as amended, re - enacted or replaced from time to time; and (g) unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated by including the day on which the period commences and excluding the day on which the period ends . Section 1.4 Headings, etc. The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures . Section 1.5 Time of Essence Time shall be of the essence of this Indenture. Section 1.6 Monetary References Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed .

- 11 - Section 1.7 Invalidity, etc. Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof . Section 1.8 Language Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating hereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule A, be drawn up in the English language only . Section 1.9 Successors and Assigns All covenants and agreements of the Corporation in this Indenture and the Debentures shall bind its successors and assigns, whether so expressed or not . All covenants and agreements of the Trustee in this Indenture shall bind its successors . Section 1.10 Severability In case any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, such provision shall be deemed to be severed herefrom or therefrom and the validity, legality and enforceability of the remaining provisions shall not in any way be affected, prejudiced or impaired thereby . Section 1.11 Entire Agreement This Indenture and all supplemental indentures and Schedules hereto and thereto, and the Debentures issued hereunder and thereunder, together constitute the entire agreement between the parties hereto with respect to the indebtedness created hereunder and thereunder and under the Debentures and supersedes as of the date hereof all prior memoranda, agreements, negotiations, discussions and term sheets, whether oral or written, with respect to the indebtedness created hereunder or thereunder and under the Debentures . Section 1.12 Benefits of Indenture Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, the Senior Creditors (to the extent provided in Article 5 only), and (to the extent provided in Section 8 . 11 ) any past, present or future officer, director or employee of the Corporation or holder of Common Shares in the capital of the Corporation or of any successor, any benefit or any legal or equitable right, remedy or claim under this Indenture . Section 1.13 Applicable Law and Attornment This Indenture, any supplemental indenture and the Debentures shall be governed by and interpreted in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein and shall be treated in all respects as Québec contracts, with respect to any suit,

- 12 - action or proceedings relating to this Indenture, any supplemental indenture or any Debenture, the Corporation, the Trustee and each holder irrevocably submit and attorn to the exclusive jurisdiction of the courts of the Province of Québec . Section 1.14 Currency of Payment Unless otherwise indicated in a supplemental indenture with respect to any particular series of Debentures, all payments to be made under this Indenture or a supplemental indenture shall be made in Canadian dollars . Section 1.15 Non - Business Days Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other action shall be taken, as the case may be, unless otherwise specifically provided herein, on or as of the next succeeding Business Day without any additional interest, cost or charge to the Corporation or the Trustee . Section 1.16 Accounting Terms Except as hereinafter provided or as otherwise indicated in this Indenture, all calculations required or permitted to be made hereunder pursuant to the terms of this Indenture shall be made in accordance with IFRS . For greater certainty, IFRS shall include any accounting standards that may from time to time be approved for general application by the Canadian Institute of Chartered Accountants . Section 1.17 Calculations The Corporation shall be responsible for making all calculations called for hereunder including, without limitation, calculations of Current Market Price . The Corporation shall make such calculations in good faith and, absent manifest error, the Corporation’s calculations shall be final and binding on holders and the Trustee . The Corporation will provide a schedule of its calculations to the Trustee and the Trustee shall be entitled to rely conclusively on the accuracy of such calculations without independent verification . Section 1.18 Schedules (1) The following Schedules are incorporated into and form part of this Indenture: Schedule A - Form of Initial Debenture Schedule B - Form of Notice of Conversion Schedule C - Form of Redemption Notice Schedule D - Form of Maturity Notice Schedule E – Illustrative Calculation (2) In the event of any inconsistency between the provisions of any provision of this Indenture and the provisions of the Schedules which form a part hereof, the provisions of this Indenture shall prevail to the extent of the inconsistency .

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ARTICLE 2 - THE DEBENTURES

Section 2.1 Issue of Global Debentures

(1) The Corporation may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures, that may or may not be Book Based Only Debentures, registered in the name of a Depository, or its nominee, designated by the Corporation in the Written Direction of the Corporation delivered to the Trustee at the time of issue of such Debentures, and in such event the Corporation shall execute (in the case of a Certificated Debenture) and the Trustee shall Authenticate and deliver one or more Global Debentures that shall:

(a) represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(b) be released by the Trustee as instructed by the Corporation for further delivery to such Depository or pursuant to such Depository's instructions; and

(c) bear a legend (or in the case of a Global Debenture in uncertificated form, be deemed to bear the legend) substantially to the following effect, or as may otherwise be required by the Depositary:

"THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS DEBENTURE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE TRUST INDENTURE DATED AS OF THE 21ST DAY OF JULY, 2023 BETWEEN PYROGENESIS CANADA INC. AND TSX TRUST COMPANY (THE "**INDENTURE**"). EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. ("**CDS**") TO PYROGENESIS CANADA INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER,

- 14 - PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO . , HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE . ” (2) Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the Applicable Securities Legislation of the jurisdiction where the Depository has its principal offices . (3) For greater certainty, any Global Debenture issued to the Depository may be issued in either certificated or uncertificated form, such uncertificated form being represented electronically through the non - certificated inventory system . All Debentures maintained in such electronic position will be valid and binding obligations of the Corporation, entitling the registered holders thereof to the same benefits as those registered holders who hold Debentures in certificated form . This Indenture and the provisions contained herein will apply, mutatis mutandis , to such Debentures held through the non - certificated inventory system, including, for greater certainty, any and all provisions relating to the delivery, execution, tender of, conversion, or redemption of such Debentures, or in respect of any other action taken or to be taken hereunder in respect of such Debentures . Section 2.2 Limit of Debentures Subject to the limitation in respect of the Initial Debentures set out in Section 2 . 5 , the aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth . Section 2.3 Terms of Debentures of any Series (1) The Debentures may be issued in one or more series as shall be established herein or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series : (a) the designation of the Debentures of the series (which need not include the term “ Debentures ”), which shall distinguish the Debentures of the series from the Debentures of all other series ; (b) any limit upon the aggregate principal amount of the Debentures of the series that may be Authenticated and delivered under this Indenture (except for Debentures Authenticated and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Section 2 . 10 , Section 2 . 11 , Section 3 . 1 and Section 3 . 6 and Articles 4 and 6 ) ; (c) the date or dates on which the principal of the Debentures of the series is payable;

- 15 - (d) the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which record date, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined ; (e) the place or places where the principal of and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange ; (f) the right, if any, of the Corporation to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise, in whole or in part ; (g) the obligation, if any, of the Corporation to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations ; (h) if other than denominations of $ 1 , 000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable ; (i) subject to the provisions of this Indenture, any trustee, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series ; (j) any other events of default or covenants with respect to the Debentures of the series; (k) whether and under what circumstances the Debentures of the series will be convertible into or exchangeable, in whole or in part, for securities of any Person; (l) the form and terms of the Debentures of the series; (m) if applicable, that the Debentures of the series shall be issuable in certificated or uncertificated form ; (n) if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2 . 10 and Section 3 . 1 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged, in whole or in part, for Fully Registered Debentures, or transferred, in whole or in part, to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof

- 16 - (o) if other than Canadian currency, the currency in which the Debentures of the series are issuable; (p) any stock exchange on which the series of Debentures may be listed at the time of the issuance; and (q) any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture). (2) All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the Board, Officer’s Certificate or in an indenture supplemental hereto . All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the Board, Officer’s Certificate or in an indenture supplemental hereto . Section 2.4 Form of Debentures Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the Board (or to the extent established pursuant to, rather than set forth in, a resolution of the Board, in an Officer’s Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or as may be required by the Depositary or to conform to general usage, all as may be determined by the directors or officers of the Corporation executing such Debentures on behalf of the Corporation, as conclusively evidenced by their execution of such Debentures . The form of the Debentures of each series shall state that the holder, by acceptance of the Debenture, assents to the terms and conditions upon which the Debentures are or are to be issued and held and the rights and remedies of holders of the Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of this Indenture were set forth in such Debenture . Section 2.5 Form and Terms of Initial Debentures (1) Initial Debentures . The first series of Debentures (the “ Initial Debentures ”) authorized for issue immediately, and which may be issued from time to time, is limited to an aggregate principal amount of up to $ 5 , 000 , 000 . 00 and shall be designated as “ 10 . 0 % Unsecured Convertible Debentures due July 21 , 2026 ” . (2) Final Maturity Date . The Initial Debentures shall be dated as of the Issue Date and shall mature on the 36 month anniversary of the Issue Date (the “ Initial Debentures Final Maturity Date ”) .

- 17 - (3) Interest . The Initial Debentures shall bear interest from and including the Issue Date thereof at the rate of 10 . 0 % per annum (based on a year of 360 days comprised of twelve 30 - day months), payable in semi - annual payments in arrears on June 30 and December 31 in each year, the first such payment to fall due on December 31 , 2023 and the last such payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Initial Debentures Final Maturity Date of the Initial Debentures) to fall due on the Initial Debentures Final Maturity Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default or after maturity at the same rate, compounded semi - annually, an illustrative calculation of which is attached hereto as Schedule E . For certainty, the first interest payment in respect of each Initial Debenture will include interest accrued from and including the Issue Date to but excluding December 31 , 2023 and shall be equal to $ 44 . 44 per $ 1 , 000 principal amount of Initial Debentures . Any payment required to be made on any day that is not a Business Day will be made on the next succeeding Business Day . The record date for the payment of interest on the Initial Debentures will be that date which is five Business Days prior to each Interest Payment Date . For greater certainty, if a holder of an Initial Debenture transfers its Initial Debenture or a portion thereof before the record date for the payment of interest on an Interest Payment Date, such holder shall not receive, on such Interest Payment Date, the interest accrued on the outstanding principal amount of such Initial Debenture (or portion thereof) so transferred (including any interest accrued in respect of principal repaid on any Monthly Maturity Dates occurring after the last Interest Payment Date and prior to such Interest Payment Date), and the holder on the record date of such Initial Debenture or such portion thereof shall receive the interest due on such Interest Payment Date (including any interest accrued in respect of principal repaid on any Monthly Maturity Dates occurring after the last Interest Payment Date and prior to such Interest Payment Date) . (4) Interest Payment Election . Upon and subject to the provisions and conditions of Article 10 and provided no Event of Default has occurred and is continuing, the Corporation may elect, from time to time, subject to applicable regulatory approval, approval of the TSX and Applicable Securities Legislation, satisfy all or part of the Interest Obligation on the Initial Debentures on any Interest Payment Date (including, for greater certainty, following conversion or upon maturity or redemption) by delivering that number of Freely - Tradeable Common Shares to the Trustee as is equal to the amount of the Interest Obligation being so paid divided by the Current Market Price as of the applicable Interest Payment Date, which Freely - Tradeable Common Shares together with any cash payments to be made by the Corporation in lieu of fractional Common Shares are sufficient to satisfy the Corporation’s Interest Obligations on the Initial Debentures . For greater certainty, if a holder of an Initial Debenture transfers its Initial Debenture or a portion thereof before the record date for the payment of interest on an Interest Payment Date, such holder shall not receive, on such Interest Payment Date, the Freely - Tradeable Common Shares that are due in respect of the interest accrued on such transferred Initial Debenture or a portion thereof (including any interest accrued in respect of principal repaid on any Monthly Maturity Dates occurring after the last Interest Payment Date and prior to such Interest Payment Date), and the holder of such Initial Debenture or a portion thereof who holds the Initial Debenture or portion thereof on the record date shall receive the Freely - Tradeable Common Shares that are due in respect of the interest accrued on such transferred Initial Debenture or a portion thereof (including any interest accrued in respect of principal repaid on any Monthly Maturity Dates occurring after the last Interest Payment Date and prior to such Interest Payment Date) .

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(5) Payment of Principal Amount. Subject to Section 2.14 and Section 4.9, 1/30th of the outstanding principal amount of the Initial Debentures as at the Issue Date thereof shall be repaid in arrears, on each of the thirty Monthly Maturity Dates, in either, at the sole discretion of the Corporation: (i) cash; or (ii) subject to the approval of the TSX or such other exchange on which the Common Shares are then listed, that number of Freely-Tradeable Common Shares as is equal to the 1/30th of the outstanding principal amount of the Initial Debentures as at the Issue Date thereof divided by the Current Market Price in respect of such Monthly Maturity Date, an illustrative calculation of which is attached hereto as Schedule E. For greater clarity, the Corporation shall repay 1/30th of the outstanding principal amount of the Initial Debentures as at the Issue Date thereof on each Monthly Maturity Date in arrears until the Initial Debentures Final Maturity Date, in each case subject to the redemption of the Debentures pursuant to Article 4 and Section 2.5(6) or the conversion of the Debentures in accordance with Article 6 and Section 2.5(8). In respect of each Monthly Maturity Date, with respect to a Global Debenture, the obligation to surrender the Initial Debenture to the Trustee shall be satisfied if the Trustee makes a notation on the Global Debenture or makes appropriate entries in its records with respect to a Global Indenture that is an uncertificated Initial Debenture, of the principal amount thereof so repaid and the Trustee is provided with all other documentation which it may request.

(6) Redemption. The Initial Debentures may be redeemed for cash, in whole or in part from time to time at the option of the Corporation any time on or after the day that is the six month anniversary of the Issue Date of the Initial Debenture (except in connection with a Change of Control), in accordance with the terms of Article 4 and on notice as provided for in Section 4.3 and at a cash redemption price equal to 106% of the outstanding principal amount thereof plus accrued and unpaid interest thereon, if any, up to but excluding the Redemption Date, it being understood that any and all payments payable in connection with any such redemption shall be payable in cash. The Redemption Notice for the Initial Debentures shall be in the form of Schedule C to this Indenture.

(7) Priority. The Initial Debentures will be subordinated to all existing and future Senior Indebtedness of the Corporation in accordance with the provisions of Article 5.

(8) Conversion. Upon and subject to the provisions and conditions of Section 3.7 and Article 6, the Initial Debentures may be converted into Common Shares on the following terms and subject to the following conditions:

(a) The holder of each Initial Debenture shall have the right to convert any part, being $1,000 or an integral multiple thereof, of the principal amount of an Initial Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion, exercisable at such holder's option at any time and from time to time following the Issue Date and prior to the earlier of: (i) 5:00 p.m. (Toronto time) on the Business Day immediately preceding the Initial Debentures Final Maturity Date; or (ii) the Business Day immediately preceding the date specified by the Corporation for redemption of the Debentures upon a Change of Control (such time, the "**Time of Expiry**" of the Initial Debentures for the purposes of Article 6). Notwithstanding the foregoing, except in respect of the Initial Debentures Final Maturity Date, no Initial Debenture may be converted by the holder on June 30 and December 31 in each year, or during the five Business Days preceding such dates, as the register of the Trustee will be closed during such periods.

- 19 - (b) The Conversion Price for each Common Share to be issued upon the conversion of Initial Debentures shall be equal to $ 1 . 005 per Common Share such that 995 . 0249 Common Shares shall be issued for each $ 1 , 000 principal amount of Initial Debentures so converted . No fractional Common Shares will be issued, and holders will receive a cash payment, in satisfaction of any fractional interest based on the Current Market Price as of the Date of Conversion, provided, however, that the Corporation shall not be required to make any payment of less than $ 5 . 00 . The Conversion Price applicable to, and the Common Shares, securities or other property receivable on the conversion of, the Initial Debentures is subject to adjustment pursuant to the provisions of Section 6 . 4 . The Conversion Price will not be adjusted for accrued interest . (c) Notwithstanding any other provisions of this Indenture, if an Initial Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the Person or Persons entitled to receive Common Shares in respect of the Initial Debenture so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date and, for clarity, any interest payable on such Initial Debentures will be for the account of the holder of record of such Initial Debentures at the close of business on the relevant record date . (d) For greater certainty, Section 6 . 3 (5) shall apply to the Initial Debentures, such that the holder of an Initial Debenture surrendered for conversion in accordance with this Indenture shall be entitled to receive, in addition to the applicable number of Common Shares, accrued and unpaid interest, if any, for the period from and including the last Interest Payment Date (or the date of issue if no interest has yet been paid with respect to the Debentures) to, but excluding, the Date of Conversion . (9) Form of Debentures . The Initial Debentures shall be issued in denominations of $ 1 , 000 and integral multiples of $ 1 , 000 and the Trustee is hereby appointed as registrar and transfer agent for the Initial Debentures . The Initial Debentures may be issued as one or more (i) Certificated Debentures registered in the name of their holder or (ii) Global Debentures (in which case the Depository for the Initial Debentures shall be CDS), subject to the following terms and conditions : (a) In the case of Initial Debentures in certificated form other than Global Debentures, each such Initial Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors or officers of the Corporation executing such Initial Debenture in accordance with Section 2 . 8 , as conclusively evidenced by their execution of an Initial Debenture . Holders of such Initial Debentures shall receive and be entitled to receive certificates of the Initial Debentures in definitive form and shall be considered owners or holders thereof under this Indenture .

- 20 - (b) In the case of a Global Debenture in certificated form, each such Global Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors or officers of the Corporation executing such Initial Debenture in accordance with Section 2 . 8 , as conclusively evidenced by their execution of an Initial Debenture . Each Initial Debenture issued as a Global Debenture in certificated form shall additionally bear such distinguishing letters and numbers as the Trustee shall approve . (c) In the case of a Global Debenture in uncertificated form, each such Global Debenture shall be approved by the Trustee, whose approval shall be conclusively evidenced by its Authentication thereof . (d) In the case of any Global Debenture, no Beneficial Holder will receive definitive certificates representing their interest in Initial Debentures except as provided in Section 3 . 1 . A Global Debenture may be exchanged for Initial Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository of such Global Debentures or a nominee thereof as provided in Section 3 . 1 . (e) Notwithstanding the foregoing, any Initial Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the Board or as specified in an Officer’s Certificate . The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten, or, in the case of a Global Debenture in uncertificated form, in uncertificated form, or partly in one form and partly in another . (10) Uncertificated Debentures. All Initial Debentures issued in uncertificated form will be issued in accordance with this Section 2.5 (10) : (a) Unless the Initial Debentures cease to be eligible for CDS or otherwise, owners of beneficial interests in the Initial Debentures shall not be entitled to have Initial Debentures registered in their names, shall not receive or be entitled to receive certificates of the Initial Debentures in definitive form and shall not be considered owners or holders thereof under this Indenture or any supplemental indenture except in circumstances where CDS resigns or is removed from its responsibility and the Corporation is unable or does not wish to locate a qualified successor . Beneficial interests in the Initial Debentures will be represented only through the non - certificated inventory system . Transfers of Debentures between CDS participants shall occur in accordance with CDS' applicable rules and procedures . (b) No uncertificated Debenture shall be considered issued, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture until it has been Authenticated by entry on the register of the particulars of the Uncertificated

- 21 - Debenture . Such entry on the register of the particulars of an Uncertificated Debenture shall be conclusive evidence that such Uncertificated Debenture is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture . The Authentication by the Trustee of any Debentures whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Trustee as to the validity of the Indenture or such Debentures (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture, and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or the proceeds thereof . Authentication by the Trustee shall be conclusive evidence as against the Corporation that the Debentures so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture . (c) Neither the Corporation nor the Trustee shall have any responsibility or liability for : (i) any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interest in the Debentures ; (ii) maintaining, supervising or reviewing any records of CDS relating to the Debentures ; or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of a Participant . (d) All references herein to actions by, notices given or payments made to the Debentureholders shall, where Debentures are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the Participants in accordance with its rules and procedures in effect from time to time . For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of the Debentures evidencing a specified percentage of the aggregate Debentures outstanding, such direction or consent may be given by the Debentureholders, including Debentureholders acting through CDS and the Participants, owning Debentures evidencing the requisite percentage of the Debentures . To the extent a Debentureholder holds Debentures through CDS, the rights of such Debentureholder shall be exercised only through CDS and the Participants and shall be limited to those established by law and agreements between such Debentureholders and CDS and/or the Participants or upon instructions from the Participants . Each of the Trustee and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Debentureholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder . (e) If the Book - Entry Only System is terminated by the Corporation at its option, required to be terminated by applicable law or ceases to exist or CDS resigns or is removed from its responsibility as Depository and the Corporation is unable or does not wish to locate a qualified successor, CDS shall provide the Trustee with instructions for registration in the name(s) and in the amount(s) specified by CDS pursuant to the terms of the Book - Entry - Only Security Services Agreement (or another agreement as may be required in the circumstances) executed between Corporation and CDS, and the Corporation shall issue and the Trustee shall

- 22 - Authenticate and deliver the aggregate number of Initial Debentures to the applicable Debentureholders. (11) Change of Control . Upon the occurrence of a Change of Control and subject to the provisions and conditions of this Section 2 . 5 (11), the Corporation will be required to make an offer to purchase the Initial Debentures . The terms and conditions of such offer are set forth below : (a) Upon the occurrence of a Change of Control, the Corporation will be required to make an offer in writing to purchase, in whole or in part, the Initial Debentures then outstanding (the “ Offer ”), on a date which is not earlier than 20 days and not later than 30 days following the date upon which the Corporation provides notice of the Change of Control to the Trustee as set out below (such date that is not earlier than 20 days and not later than 30 days following the date upon which the notice of Change of Control is provided to the Trustee, the “ Offer Date ”), in accordance with the requirement of Applicable Securities Legislation, in lawful money of Canada at a cash price equal to 106 % of the principal amount of the Initial Debentures then outstanding (the “ Offer Price ”) plus accrued and unpaid interest up to, but excluding, the Offer Date (collectively, the “ Total Offer Price ”) . (b) The Corporation will, as soon as practicable, and in any event no later than ten Business Days after the occurrence of a Change of Control, give written notice to the Trustee of the Change of Control . The Trustee will, as soon as practicable thereafter, and in any event no later than three Business Days after receiving notice from the Corporation of the Change of Control, provide written notice to the holders of Initial Debentures of the Change of Control (“ Change of Control Notice ”) . The Change of Control Notice shall be prepared by the Corporation and shall include (A) a description of the Change of Control ; (B) details of the terms of the Offer ; (C) a description of the rights of the Corporation to redeem untendered Initial Debentures in accordance with Section 2 . 5 (11)(c) and (D) a date (the “ Change of Control Purchase Date ”) no later than the fifth Business Day following the Offer Date on which the Corporation shall take up and pay for all the Initial Debentures duly tendered in acceptance of the Offer . A Debentureholder, to accept the Offer, must deliver to the Trustee, not less than five business days prior to the Offer Date, written notice of the holder’s acceptance of the Offer, and if the Debentureholder does not deliver such a notice, then the holder is deemed to have refused the Offer . (c) If 90 % or more of the aggregate principal amount of Initial Debentures outstanding on the date the Corporation provides the Change of Control Notice to the Trustee have been tendered for purchase pursuant to the Offer on the expiration thereof, the Corporation shall have the right (but not the obligation) upon written notice provided to the Trustee within 10 days following the expiration of the Offer, to redeem all Initial Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the “ 90 % Redemption Right ”) . (d) Upon receipt of written notice that the Corporation has exercised the 90 % Redemption Right and is acquiring the remaining Initial Debentures, the Trustee shall promptly provide written notice to all holders of Initial Debentures that did not previously accept the Offer that :

- 23 - (i) the Corporation has exercised the 90 % Redemption Right and is purchasing all outstanding Initial Debentures effective as of the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to each such holder as payment of such holder’s pro rata portion of the Total Offer Price for such holder’s Initial Debentures ; (ii) each such holder must transfer their Initial Debentures on the same terms as those holders that accepted the Offer and must send their respective Initial Debentures, duly endorsed for transfer, to the Trustee within 10 days after the sending of such notice ; and (iii) the rights of such holders under the terms of the Initial Debentures and this Indenture shall cease to be effective as of the date of expiry of the Offer provided the Corporation has, on or before the time of notifying the Trustee of the exercise of the 90 % Redemption Right, paid the Total Offer Price to, or to the order of, the Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive the holder’s pro rata portion of the Total Offer Price for such holder’s Initial Debentures upon surrender and delivery of such holder’s Initial Debentures in accordance with the Indenture . (e) The Corporation shall, on or before 11 : 00 a . m . (Toronto time) on the Business Day immediately prior to the expiry of the Offer, deposit with the Trustee or any paying agent to the order of the Trustee, by electronic funds transfer, such sums of money, as may be sufficient to pay the Total Offer Price of the Initial Debentures to be redeemed by the Corporation on the expiry of the Offer . To the extent requested by the Trustee, the Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be reasonably incurred by the Trustee in connection with such purchase and/or redemption, as the case may be . Every such deposit shall be irrevocable . From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such Initial Debentures, each holder’s pro rata portion of the Total Offer Price to which each holder is entitled on the Corporation’s purchase or redemption for such holder’s Initial Debentures . (f) In the event that one or more of such Initial Debentures being purchased in accordance with this Section 2 . 5 (11) becomes subject to purchase in part only, upon surrender of such Initial Debentures for payment of the holder’s pro rata portion of the Total Offer Price for such holder’s Initial Debentures, the Corporation shall execute and the Trustee shall Authenticate and deliver without charge to the holder thereof or upon the holder’s order, one or more new Initial Debentures for the portion of the principal amount of the Initial Debentures of such holder not purchased . (g) Initial Debentures for which holders have accepted the Offer and Initial Debentures which the Corporation has elected to redeem in accordance with the 90 % Redemption Right shall become due and payable at each holder’s pro rata portion

- 24 - of the Total Offer Price for such holder’s Initial Debentures on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the Initial Debentures shall have been deposited as provided in this Section 2 . 5 (11) and affidavits or other proofs satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease . If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee (which may be based on advice of Counsel) whose decision shall be final and binding upon all parties in interest . (h) In case the holder of any Initial Debenture to be purchased or redeemed in accordance with this Section 2 . 5 (11) shall fail on or before the date of expiry of the Offer to surrender such holder’s Initial Debenture or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Trustee may require, such monies may be set aside in trust without interest, either in the deposit department of the Trustee or in a chartered bank (which may, but need not be, an affiliate of the Trustee), and such setting aside shall for all purposes be deemed a payment to the holder of such Initial Debenture of the sum so set aside and, to that extent, the Initial Debenture shall thereafter not be considered as outstanding hereunder and the holder of such Initial Debenture shall have no other right except to receive payment out of the monies so paid and deposited upon surrender and delivery of such holder’s Initial Debentures . In the event that any monies required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Offer, then such monies shall at the end of such period, upon the written request of the Corporation, be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them, shall be released from all further liability with respect to such monies, and, subject to applicable law, thereafter the holder of such Initial Debenture in respect of which such monies was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the monies due from the Corporation, subject to any limitation or prescription period provided by the laws of the Province of Québec . (i) Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this Section 2 . 5 (11) shall forthwith be delivered to the Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor . (j) The Corporation will publicly announce the results of the purchases made pursuant to this Section 2 . 5 (11) as soon as practicable, and in any event within 30 days, after the date of expiry of the Offer .

- 25 - (k) The Corporation will comply with all Applicable Securities Legislation in the event that the Corporation is required to repurchase Initial Debentures pursuant to this Section 2 . 5 (11) . Section 2.6 Authentication and Delivery of Additional Debentures The Corporation may from time to time request the Trustee to Authenticate and deliver Additional Debentures of any series, including any Additional Debentures issued as Global Debentures, by delivering to the Trustee the documents referred to below in this Section 2 . 6 whereupon the Trustee shall Authenticate such Debentures and cause the same to be delivered in accordance with the Written Direction of the Corporation referred to below or pursuant to such procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of the Corporation . The maturity date, issue date, interest rate (if any) and any other terms of the Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of the Corporation and procedures . In Authenticating such Debentures, the Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked : (a) an Officer’s Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established ; (b) a Written Direction of the Corporation requesting Authentication and delivery of such Additional Debentures and setting forth delivery instructions, provided that : (i) such Written Direction of the Corporation is delivered by the Corporation to the Trustee prior to the delivery to the Trustee of such Additional Debentures of such series for Authentication and delivery ; (ii) the Trustee shall Authenticate and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of the Corporation or pursuant to procedures acceptable to the Trustee as may be specified from time to time by a Written Direction of the Corporation ; (iii) the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Corporation or pursuant to such procedures ; and (iv) if provided for in such procedures, such Written Direction of the Corporation may authorize Authorization and delivery pursuant to oral or electronic instructions from the Corporation which oral or electronic instructions shall be promptly confirmed in writing ; (c) an Officer’s Certificate certifying that the Corporation is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 15 . 4 ), have been

- 26 - complied with subject to the delivery of any documents or instruments specified in such Officer’s Certificate and that no Event of Default exists or will exist upon such Authentication and delivery ; and (d) an opinion of Counsel, in form and substance satisfactory to the Trustee, acting reasonably, to the effect that all requirements imposed by this Indenture and by law in connection with the proposed issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion . Section 2.7 Non - Certificated Deposit (1) Subject to the provisions hereof, at the Corporation’s option, Debentures may be issued and registered in the name of CDS or its nominee and : (a) the deposit of which may be confirmed electronically by the Trustee to a particular Participant through CDS ; and (b) shall be identified by a specific CUSIP/ISIN as requested by the Corporation from CDS to identify each specific series of Debentures . (2) If the Corporation issues Debentures in a non - certificated format, Beneficial Holders of such Debentures registered and deposited with CDS shall not receive Debenture Certificates in definitive form and shall not be considered owners or holders thereof under this Indenture or any supplemental indenture . Beneficial interests in Debentures registered and deposited with CDS will be represented only through the non - certificated inventory system administered by CDS . Transfers of Debentures registered and deposited with CDS between Participants shall occur in accordance with the rules and procedures of CDS . Neither the Corporation nor the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS or its nominee, on account of the beneficial interests in Debentures registered and deposited with CDS . Nothing herein shall prevent the Beneficial Holders of Debentures registered and deposited with CDS from voting such Debentures using duly executed proxies or voting instruction forms . (3) All references herein to actions by, notices given or payments made to Debentures shall, where Debentures are held through CDS, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the Participants in accordance with its rules and procedures . For the purposes of any provision hereof requiring or permitting actions with the consent of or the direction of Debentureholders evidencing a specified percentage of the aggregate Debentures outstanding, such direction or consent may be given by Beneficial Holders acting through CDS and the Participants owning Debentures evidencing the requisite percentage of the Debentures . The rights of a Beneficial Holder whose Debentures are held through CDS are established by law and agreements between such holders and CDS and the Participants upon instructions from the Participants . Each Trustee and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Debentures and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder .

- 27 - (4) For so long as Debentures are held through CDS, if any notice or other communication is required to be given to Debentureholders, the Trustee will give such notices and communications to CDS . (5) If CDS resigns or is removed from its responsibility as Depository and the Corporation is unable or does not wish to locate a qualified successor, CDS shall provide the Trustee with instructions for registration of Debentures in the names and in the amounts specified by CDS and the Corporation shall issue and the Trustee shall Authenticate and deliver the aggregate number of Debentures then outstanding in the form of Debentures Certificates representing such Debentures . (6) The rights of Beneficial Holders who hold securities entitlements in respect of the Debentures through non - certificated inventory system administered by CDS shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and the Beneficial Holders who hold securities entitlements in respect of the Debentures through the non - certificated inventory system administered by CDS, and such rights must be exercised through a Participant in accordance with the rules and procedures of the Depository . (7) Notwithstanding anything herein to the contrary, none of the Corporation nor the Trustee nor any agent thereof shall have any responsibility or liability for : (a) the electronic records maintained by the Depository relating to any ownership interests or other interests in the Debentures or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any Person in any Debenture represented by an electronic position in the non - certificated inventory system administered by CDS (other than Depository or its nominee) ; (b) for maintaining, supervising or reviewing any records of the Depository or any Participant relating to any such interest ; or (c) any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Participant . (8) The rules governing Depositories provide that they act as the agent and depository for Participants . As a result, such Participants must look solely to the Depository and Beneficial Holders of Debentures must look solely to the Participants for the payment of principal, premium (if any) and interest on the Debentures paid by or on behalf of the Corporation to the Depository . (9) The Corporation may terminate the application of this Section 2 . 7 in its sole discretion in which case all Debentures shall be evidenced by Debenture Certificates registered in the name of a Person other than the Depository . Section 2.8 Execution of Debentures (1) All certificated Debentures shall be signed (either manually or by electronic signature) by any one authorized director or officer of the Corporation, on behalf of the Corporation . An

- 28 - electronic signature upon a certificated Debenture shall for all purposes of this Indenture be deemed to be the signature of the Person whose signature it purports to be . Notwithstanding that any Person whose signature, either manual or in electronic form, appears on a certificated Debenture as a director or officer of the Corporation, on behalf of the Corporation, may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture . (2) At the time of the initial Authentication of an Uncertificated Debenture, it shall be deemed to be signed by one authorized director or officer of the Corporation, holding office at such time . Upon the entry of such Uncertificated Debenture on the records of the Trustee, then all Authenticated Uncertificated Debentures initially issued and issued in exchange therefore or in substitution thereof shall be valid and binding upon the Corporation and the holders thereof shall be entitled to the benefits of this Indenture . Section 2 . 9 Authentication (1) No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been Authenticated by or on behalf of the Trustee in accordance with this Indenture, the relevant supplemental indenture, or in some other manner approved by the Trustee . Such Authentication of any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid and binding obligation of the Corporation and the holder is entitled to the benefits hereof . Debentures will be Authenticated on a Written Direction of the Corporation . (2) The Authentication of the Trustee of the Debentures, or interim Debentures hereinafter mentioned, and the Authentication of Uncertificated Debentures, shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof . The Authentication of the Trustee on the Debentures or interim Debentures, and the Authentication of Uncertificated Debentures, shall, however, be a representation and warranty by the Trustee that the Debentures or interim Debentures have been duly Authenticated by or on behalf of the Trustee pursuant to the provisions of this Indenture . (3) The Trustee shall Authenticate Uncertificated Debentures (whether upon original issuance, exchange, registration of transfer or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Debentures and that the holder or holders are entitled to the benefits of this Indenture . The register shall be final and conclusive evidence as to all matters relating to Uncertificated Debentures with respect to which this Indenture requires the Trustee to maintain records or accounts . In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error and such Uncertificated Debentures are binding on the Corporation . (4) The Trustee will Authenticate Debentures upon the Written Direction of the Corporation .

- 29 - Section 2.10 Interim Debentures or Certificates Pending the delivery of definitive Debentures of any series to the Trustee, the Corporation may issue and thereupon the Trustee shall Authenticate in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery ; or the Corporation may execute and thereupon the Trustee Authenticate a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Corporation and the Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery, the cost of which shall be borne by the Corporation ; and, when so issued and Authenticated, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made . Forthwith after the Corporation shall have delivered the definitive Debentures to the Trustee, the Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same . No charge shall be made by the Corporation or the Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof . All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof . Section 2 . 11 Mutilation, Loss, Theft or Destruction In case any of the Debenture Certificate issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall Authenticate and deliver, a new Debenture Certificate upon surrender and cancellation of the mutilated Debenture Certificate, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder . In case of loss, theft or destruction, the applicant for a substituted Debenture shall furnish to the Corporation and to the Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion . The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture . Section 2 . 12 Concerning Interest (1) All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from and including their Issue Date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that

- 30 - series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from and including their Issue Date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to but excluding the next Interest Payment Date . All interest shall accrue from day to day and shall be payable in arrears . (2) Unless otherwise specifically provided in the terms of the Debentures of any series, interest shall be computed on the basis of a year of 360 days comprised of twelve 30 - day months . With respect to any series of Debentures, whenever interest is computed on the basis of a year (the “ deemed year ”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year . (3) For greater certainty, if a holder of an Initial Debenture transfers its Initial Debenture or a portion thereof before the record date for the payment of interest on an Interest Payment Date, such holder shall not receive, on such Interest Payment Date, the interest accrued on the outstanding principal amount of such Initial Debenture (or portion thereof) so transferred (including any interest accrued in respect of principal repaid on any Monthly Maturity Dates occurring after the last Interest Payment Date and prior to such Interest Payment Date), and the holder on the record date of such Initial Debenture or such portion thereof shall receive the interest due on such Interest Payment Date (including any interest accrued in respect of principal repaid on any Monthly Maturity Dates occurring after the last Interest Payment Date and prior to such Interest Payment Date) . Section 2 . 13 Debentures to Rank Subordinate and Pari Passu The Debentures will be direct unsecured obligations of the Corporation . Each Debenture of the same series of Debentures will rank pari passu with each other Debenture of the same series (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions, with all other present and future unsecured indebtedness of the Corporation, except for sinking fund provisions (if any) applicable to different series of Debentures or other similar types of obligations of the Corporation . The payment of the principal of, and interest on, the Debentures shall, as provided in Article 5 , be subordinated in right of payment to all Senior Indebtedness (including all payments thereunder) . Section 2 . 14 Payments of Amounts Due on Maturity Except as may otherwise be provided herein, subject to Section 4 . 9 , or in any supplemental indenture in respect of any series of Debentures, payments of amounts due upon maturity of the Debentures will be made in the following manner : (1) The Corporation will establish and maintain with the Trustee a Maturity Account for each series of Debentures . Each such Maturity Account shall be maintained by and be subject to the control of the Trustee for the purposes of this Indenture . (2) The Corporation shall deposit with the Trustee on or before 11 : 00 a . m . (Toronto time) on the Business Day immediately prior to each applicable Maturity Date such sums of money as may

- 31 - be sufficient to pay all the principal, premium (if any), and accrued and unpaid interest thereon up to but excluding the applicable Maturity Date (less any tax required by law to be deducted or withheld) (except in the case of the Initial Debentures with respect to the Monthly Maturity Dates other than the last Monthly Maturity Date), provided the Corporation may elect to satisfy this requirement by providing the Trustee with a wire for such amounts required under this Section 2 . 14 . The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection therewith . Every such deposit shall be irrevocable . (3) The Trustee, on behalf of the Corporation, will pay to each Debentureholder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Debenture to the applicable Maturity Date (except in the case of the Initial Debentures with respect to the Monthly Maturity Dates other than the last Monthly Maturity Date), upon surrender of the Debenture at any branch of the Trustee designated for such purpose from time to time by the Corporation and the Trustee . The delivery of such funds to the Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any deducted or withheld as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled . Section 2 . 15 Legends on the Debentures and Common Shares (1) The Debentures and the Common Shares issuable upon conversion or repayment thereof have not been and will not be registered under the 1933 Act or under any United States state securities laws . To the extent that any Debentures are offered and sold in the United States to U . S . Debentureholders in reliance on an exemption from the registration requirements under the 1933 Act, such Debentures and all Common Shares issuable on conversion thereof, shall be “restricted securities” within the meaning assigned to that term in Rule 144 (a)(3) under the 1933 Act, and each Debenture Certificate representing Restricted Debentures issued to a U . S . Debentureholder shall bear or be deemed to bear the following legends (collectively, the “ U . S . Legend ”) or such variations thereof as the Corporation may prescribed from time to time : “THESE DEBENTURES AND THE SECURITIES DELIVERABLE UPON THE CONVERSION THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 , AS AMENDED (THE “ U . S . SECURITIES ACT ”), OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO PYROGENESIS CANADA INC . (THE “ CORPORATION ”) (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U . S . SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144 A UNDER THE U . S . SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U . S . SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U . S . SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS ; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE,

- 32 - A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO TSX TRUST COMPANY TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U . S . SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS . THESE DEBENTURES MAY NOT BE CONVERTED IN THE UNITED STATES, OR BY OR FOR THE ACCOUNT OR BENEFIT OF, A U . S . PERSON OR A PERSON IN THE UNITED STATES, UNLESS THESE DEBENTURES AND THE COMMON SHARES ISSUABLE UPON CONVERSION THEREOF HAVE BEEN REGISTERED UNDER THE U . S . SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE . “UNITED STATES” AND “U . S . PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U . S . SECURITIES ACT . ” ; provided that, if the Debentures are being sold outside the United States in accordance with Rule 904 of Regulation S under the U . S . Securities Act, and if the Corporation is a “foreign issuer” within the meaning of Regulation S at the time of issuance of the Debentures, this legend may be removed by the transferor providing a Rule 904 Declaration to the Trustee, and if required by the Trustee, including an opinion of counsel, of recognised standing reasonably satisfactory to the Corporation and the Trustee, that the proposed transfer may be effected without registration under the U . S . Securities Act . (2) Prior to the issuance of any Debentures, the Corporation shall notify the Trustee, in writing, concerning which Debentures are to be issued as Restricted Debentures and which shall bear the legend contained in Section 2 . 15 (1) . The Trustee will maintain a list of all registered holders from time to time of such legended Debentures which are included in the Restricted Debentures . (3) The Debenture Certificates or other instruments representing the Debentures, and the certificates representing any Common Shares issued upon conversion or repayment of such Debentures (if issued prior to the expiration of the applicable hold periods), if any, will bear the following legend in accordance with Applicable Securities Legislation and if applicable, policies of the TSX : “UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE NOVEMBER 22 , 2023 . ” “ WITHOUT PRIOR WRITTEN APPROVAL OF TORONTO STOCK EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TORONTO STOCK EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL NOVEMBER 22 , 2023 . ” (4) Notwithstanding any other provisions of this Indenture, in processing and registering transfers of Debentures, no duty or responsibility whatsoever shall rest upon the Trustee to determine the compliance by any transferor or transferee with the terms of the legend contained in

- 33 - Section 2 . 15 (1) or Section 2 . 15 (3) or with the relevant securities laws or regulations, including, without limitation, Regulation S, and the Trustee shall be entitled to assume that all transfers are legal and proper . (5) Each Common Share issued upon conversion of Debentures represented by the Restricted Debentures shall be represented by a certificate with a restricted CUSIP or a U . S . restrictive legend in customary form at the Corporation may from time to time prescribe, and each certificate representing Common Shares issued upon conversion of Debentures bearing the U . S . Legend shall have imprinted or otherwise reproduced thereon such U . S . restrictive legend Section 2 . 16 Payment of Interest The following provisions shall apply to Debentures, except as otherwise provided in Section 2 . 5 (3) or permitted by Article 5 or Article 10 or specified in a resolution of the Board, an Officer’s Certificate or a supplemental indenture relating to a particular series of Additional Debentures : (a) As interest becomes due on each Debenture (except, subject to certain exceptions set forth herein including in Section 2 . 5 (3) and Section 2 . 5 (4) , on conversion or on redemption, when interest may at the option of the Corporation be paid in Freely - Tradeable Common Shares upon surrender of such Debenture), the Corporation, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, wire transfer of funds, or such other means as may be agreed to by the Trustee, payment of such interest (less any tax required by law to be deducted or withheld) to the order of the registered holder of such Debenture appearing on the registers maintained by the Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder’s last address appearing on the register (or in the case of joint holders, to such address of one of joint holders), unless such holder otherwise directs . If payment is made by cheque, such cheque shall be forwarded as soon as practicable following the date on which interest becomes due and if payment is made by other means (such as wire or electronic transfer of funds), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due . The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation . In the event of non - receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Corporation will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non - receipt as it shall reasonably require and upon being indemnified to its satisfaction . Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above . If payment is made through the Trustee, by 11 : 00

- 34 - a . m . (Toronto time) at least one Business Day prior to each Interest Payment Date or to the date of mailing the cheques for the interest due on an Interest Payment Date, whichever is earlier, the Corporation shall deliver sufficient funds to the Trustee by wire or electronic transfer or make such other arrangements for the provision of funds as may be agreeable between the Trustee and the Corporation in order to effect such interest payment hereunder . The Trustee shall disburse such interest payments only upon receiving, at least one Business Day prior to each such date, funds in an amount sufficient for the interest payment . (2) Notwithstanding Section 2 . 16 (a), if a series of Debentures or any portion thereof is represented by a Global Debenture, then all payments of interest (less any tax required to be deducted or withheld therefrom) on the Global Debenture shall be made by wire, electronic funds transfer or cheque made payable to the Depository or its nominee for subsequent payment to Beneficial Holders of interests in that Global Debenture, unless the Corporation and the Depository otherwise agree . None of the Corporation, the Trustee or any agent of the Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests . For greater certainty, if the amount (or any portion thereof) to which a holder of the Debentures is entitled is subject to withholding taxes, the Trustee, based on direction of the Corporation, shall remit such taxes on behalf of the Corporation to the proper authorities within the period of time prescribed for this purpose under applicable laws . ARTICLE 3 - REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP Section 3 . 1 Global Debentures or Book Based Only Debentures (1) With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures and/or as Book Based Only Debentures, the Corporation shall cause to be kept by and at the principal offices of the Trustee in Toronto, Ontario, and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture and/or Book Based Only Debenture as holder thereof and particulars of the Global Debenture and/or Book Based Only Debenture held by it, and of all transfers thereof . If any Debentures of such series are at any time not Global Debentures or Book Based Only Debentures, the provisions of Section 3 . 2 shall govern with respect to registrations and transfers of such Debentures . (2) Notwithstanding any other provision of this Indenture, a Global Debenture or Book Based Only Debenture may not be transferred by the registered holder thereof and accordingly, no definitive Debenture Certificates shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in a resolution of the Board, an Officer’s Certificate or a supplemental indenture relating to a particular series of Additional Debentures :

- 35 - (a) Global Debentures or Book Based Only Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee ; (b) Global Debentures or Book Based Only Debentures may be transferred at any time after (i) the Depository for such Global Debentures or Book Based Only Debentures, as the case may be, or the Corporation has notified the Trustee that the Depository is unwilling or unable to continue as Depository for such Global Debentures or Book Based Only Debentures, or (ii) the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a Depository under Section 2 . 1 (2), provided in each case that at the time of such transfer the Corporation has not appointed a qualified successor Depository for such Global Debentures or Book Based Only Debentures ; (c) Global Debentures or Book Based Only Debentures may be transferred at any time after the Corporation has determined, in its sole discretion, with the consent of the Trustee, to terminate the book - entry only registration system or book based entry, as the case may be, in respect of such Global Debentures or Book Based Only Debentures and has communicated such determination to the Trustee in writing ; (d) Global Debentures or Book Based Only Debentures may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture or Book Based Only Debentures, as the case may be, provided that Beneficial Holders of the Debentures representing, in the aggregate, more than 25 % of the aggregate principal amount of the Debentures of such series advise the Depository in writing, through the Participants, that the continuation of the book - entry only registration system or book based entry, as applicable, for such series of Debentures is no longer in their best interest and also provided that at the time of such transfer the Debentureholders have not waived the Event of Default pursuant to Section 8 . 3 ; (e) Global Debentures or Book Based Only Debentures may be transferred if required by applicable law ; or (f) Global Debentures or Book Based Only Debentures may be transferred if the book - entry only registration system or book based entry, as applicable, ceases to exist. (3) With respect to the Global Debentures, unless and until Debenture Certificates have been issued to (or registry entries made in the name of) Beneficial Holders of the Debentures pursuant to Section 3 . 1 (2) : (a) the Corporation and the Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such series of Debentures and the authorized representative of the Beneficial Holders ; (b) the rights of the Beneficial Holders of the Debentures shall be exercised only through the Depository and shall be limited to those established by law and

- 36 - agreements between such Beneficial Holders and the Depository or the Participants; (c) the Depository will make book - entry or book based, as applicable, transfers among the Participants ; and (d) whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders of the Debentures or the Participants, and has delivered such instructions to the Trustee . (3) Whenever a notice or other communication is required to be provided to Debentureholders, unless and until Debenture Certificates have been issued to (or registry entries made in the name of) Beneficial Holders of the Debentures pursuant to this Section 3 . 1 , the Trustee shall provide all such notices and communications to the Depository for forwarding by the Depository to such Beneficial Holders in accordance with Applicable Securities Legislation . Upon the termination of the book - entry only registration system or book based entry, as applicable, on the occurrence of one of the conditions specified in Section 3 . 1 (2) with respect to a series of Debentures issued hereunder, the Trustee shall notify all applicable Participants and Beneficial Holders, through the Depository, of the availability of Debenture Certificates (or that the Debentures are now registered in the name of the Beneficial Holders) . Upon surrender by the Depository of the Debenture Certificate(s) representing the Global Debentures (or the registration of the Debentures in the names of the Beneficial Holders) and receipt of new registration instructions from the Depository, the Trustee shall deliver the Debenture Certificates for such Debentures to (or register the Debentures in the name of) the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3 . 2 and the remaining Sections of this Article 3 , as applicable . (4) Notwithstanding any other provisions of this Indenture or the Debentures, transfers and exchanges of Debentures and beneficial interests in Global Debentures shall be made in accordance the applicable rules and guidelines of the Securities Transfer Association of Canada . (5) Notwithstanding any provisions made in this Indenture for the issuance and Authentication of Debentures in physical form as Additional Debentures, Debentures or Global Debentures, the Debentures issued under the terms of this Indenture may also be issued to the Depository in book based only form, non - certificated and appearing on the register of the Trustee as a book based entry . In the absence of any physical securities being created for Authentication by the Trustee both at the initial issuance of the Debentures and at the time of any subsequent additional issuance of Debentures pursuant to the terms of a supplemental indenture, confirmation of the due issuance and validity of any Debentures shall be based upon the comparison of the Debentures in quantity and description appearing under the relevant broker’s instant deposit request identification number to the quantity and description of Debentures as detailed in the Written Direction of the Corporation addressed to the Trustee and to the broker who posted the Book Based Only Debentures to the book entry records of the Depository on a non - certificated basis . It is the responsibility of the Corporation to make the necessary arrangements with its broker or brokers to

- 37 - obtain, in a timely manner, the necessary instant deposit request identification number to facilitate the issuance of Book Based Only Debentures. (7) In the establishment and maintenance of a Book Based Only Debenture issue, the Trustee shall maintain such a record on its register for Debentures in book based form only . Transfers of Debentures appearing on the register of the Depository shall otherwise occur as provided for in this Indenture . The parties hereto further recognize that, notwithstanding the issuance of Book Based Only Debentures, conversions of Debentures shall occur as contemplated by the terms of this Indenture, but the Trustee is permitted to employ whatever reasonable means it may from time to time require in order to guarantee the unhindered (but subject to the terms and conditions hereof) conversion into Freely - Tradeable Common Shares of such Debentures appearing on the register for Debentures in book based only form by making whatever arrangements are deemed necessary by it with the Depository . (8) At the time of the execution of this Indenture, the parties hereto understand that no declarations or other paper certificates or documentation will be required in order to effect conversions of Debentures held by Persons in the United States . If at any time subsequent to the initial issuance of Debentures it is determined by the Depository, the Trustee, the Corporation or legal counsel that physical declarations or other paper documentation are required for conversions into Freely - Tradeable Common Shares or otherwise, the parties hereto and the Debentureholders acknowledge that the Trustee may be obliged to require the Debentures held by such Persons converting their Debentures into Freely - Tradeable Common Shares to be certificated rather than held in book based form . Section 3.2 Fully Registered Debentures (1) With respect to each series of Debentures issuable as Fully Registered Debentures, the Corporation shall cause to be kept by and at the principal office of the Trustee in Toronto, Ontario, and by the Trustee or such other registrar as the Corporation, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as the Corporation may designate with the approval of the Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures . Such registration shall be noted on the Debentures by the Trustee or other registrar unless a new Debenture shall be issued upon such transfer (in which case the transferred Debenture will be cancelled) . (2) No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3 . 2 (1) by the registered holder or such holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Trustee upon compliance with such other reasonable requirements as the Trustee or other registrar may prescribe, or unless the name of the transferee shall have been noted on the Debenture by the Trustee or other registrar (unless a new Debenture shall be issued upon such transfer) . (3) Notwithstanding any other provisions in this Indenture or the Debentures, transfers and exchanges of Restricted Debentures shall be made in accordance with this Section 3 . 2 (3) :

- 38 - (a) Transfer and Exchange of Interests in a Restricted Uncertificated Debenture for Interests in an Unrestricted Uncertificated Debenture . An interest in a Restricted Uncertificated Debenture may be exchanged by any holder thereof for an interest in an Unrestricted Uncertificated Debenture or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Uncertificated Debenture if the Corporation and Trustee receive the following : (i) if the holder of such Restricted Uncertificated Debenture proposes to: (A) exchange such Debenture for an Unrestricted Uncertificated Debenture or an Unrestricted Physical Debenture, or (B) transfer such Debenture to a Person who will be a U . S . Debentureholder and shall take delivery thereof in the form of an Unrestricted Uncertificated Debenture or Unrestricted Physical Debenture, in addition to such other documents as the Corporation and/or the Trustee may require, an opinion of counsel in form reasonably acceptable to the Corporation to the effect that such transfer or exchange is in compliance with the 1933 Act and all applicable state securities laws ; and (ii) if the holder of such Restricted Uncertificated Debenture proposes to transfer such Debenture to a Person outside of the United States and will not be a U . S . Debentureholder and who shall take delivery thereof in the form of an Unrestricted Physical Debenture or Unrestricted Uncertificated Debenture, in addition to such other documents as the Corporation and/or the Trustee may require : (A) a declaration in writing from such holder (a “ Rule 904 Declaration ”) in such form that the Trustee or the Corporation may prescribe from time to time confirming that : (1) such transfer is being effected pursuant to and in accordance with Rule 904 of Regulation S ; (2) the holder is not an “affiliate” of the Corporation (as that term is defined in Rule 405 under the 1933 Act), except solely by virtue of being an officer or director of the Corporation, a “distributor” (as such term is defined in Rule 902 of Regulation S) or an affiliate of a distributor, (3) the offer was not made, and the transfer is not being made, to a Person in the United States, and (x) at the time the buy order was originated, the transferee was outside the United States or the holder and any Person acting on its behalf reasonably believed and believes that the transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another “designated offshore securities market” (as such term is defined in Rule 902 of

- 39 - Regulation S) and neither the holder nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (4) neither the holder nor any affiliate of the holder nor any Person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Rule 902 of Regulation S) in the United States in connection with the transfer, (5) the transfer is bona fide and not for the purpose of “washing off’ the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144 (a)(3) under the 1933 Act), (F) the holder does not intend to replace such securities with fungible unrestricted securities, and (6) the transaction is not part of a plan or scheme to evade the registration requirements of the 1933 Act ; and (B) if requested by the Corporation and/or the transfer agent at their discretion, an opinion of counsel in form reasonably acceptable to them to the effect that such transfer is in compliance with the 1933 Act and all applicable state securities laws . (b) Transfer of Restricted Physical Debenture for Restricted Physical Debenture or Restricted Uncertificated Debenture . A Restricted Physical Debenture may be transferred to a Person who takes delivery thereof in the form of a Restricted Physical Debenture or a Restricted Uncertificated Debenture if the Corporation receives an opinion of counsel of recognised standing, in form and substance reasonably satisfactory to the Corporation, to the effect that such transfer is in compliance with an available exemption from the registration requirements of the 1933 Act and all applicable state securities laws . (c) Transfer and Exchange of Restricted Physical Debentures for Unrestricted Physical Debentures or Unrestricted Uncertificated Debentures . A Restricted Physical Debenture may be exchanged by the holder thereof for an Unrestricted Physical Debenture or transferred to a Person who takes delivery thereof in the form of an Unrestricted Physical Debenture if the Corporation receives the following : (i) if the holder of such Restricted Physical Debenture proposes to: (A) exchange such Debenture for an Unrestricted Physical Debenture or an Unrestricted Uncertificated Debenture, or (B) transfer such Debenture to a Person who will be a U . S . Debentureholder and shall take delivery thereof in the form of an Unrestricted Uncertificated Debenture or an Unrestricted Physical Debenture, in addition to such other documents as the Corporation and/or the Trustee may require, an opinion of counsel in form reasonably acceptable to the Corporation to the effect that such transfer or exchange is in compliance with the 1933 Act and all applicable state securities laws ; and

- 40 - (ii) if the holder of such Restricted Physical Debenture proposes to transfer such Debenture to a Person outside of the United States and will not be a U . S . Debentureholder and who shall take delivery thereof in the form of an Unrestricted Physical Debenture or Unrestricted Uncertificated Debenture, in addition to such other documents as the Corporation and/or the Trustee may require ; (A) a Rule 904 Declaration ; provided that the Corporation and/or the transfer agent may in their discretion also require an opinion of counsel in form reasonably acceptable to them to the effect that such transfer is in compliance with the 1933 Act and all applicable state securities laws ; and (B) if requested by the Corporation and/or the transfer agent at their discretion, an opinion of counsel in form reasonably acceptable to them to the effect that such transfer is in compliance with the 1933 Act and all applicable state securities laws . Section 3.3 Transferee Entitled to Registration The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set - off or counterclaim between the Corporation and the transferor or any previous holder of such Debenture, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction . Upon surrender for registration of transfer of Debentures, the Corporation shall issue and thereupon the Trustee shall Authenticate and deliver a new Debenture Certificate or Authenticate and confirm the electronic deposit of Uncertificated Debentures of like tenor in the name of the designated transferee and register such transfer in accordance with Section 3 . 2 . If less than all the Debentures evidenced by the Debenture Certificate(s) or Uncertificated Debentures so surrendered are transferred, the transferor shall be entitled to receive, in the same manner, a new Debenture Certificate or electronically deposited Uncertificated Debentures registered in the transferor’s name evidencing the Debentures not transferred . Section 3.4 No Notice of Trusts Neither the Corporation nor the Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof .

- 41 - Section 3.5 Registers Open for Inspection The registers referred to in Section 3 . 1 and Section 3 . 2 shall, subject to applicable law, at all reasonable times be open for inspection by the Corporation, the Trustee or any Debentureholder . Every registrar, including the Trustee, shall from time to time when requested so to do by the Corporation, in writing and upon payment of reasonable fees, furnish the Corporation with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Trustee shall be entitled to charge a reasonable fee to the Corporation to provide such a list . Section 3.6 Exchanges of Debentures (1) Subject to Section 3 . 1 , Section 3 . 2 , Section 3 . 6 and Section 3 . 7 , Debentures in any authorized form or denomination, other than Uncertificated Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged . (2) In respect of exchanges of Debentures permitted by Section 3 . 6 (1) , Debentures of any series may be exchanged only at the principal offices of the Trustee in Toronto, Ontario, or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Corporation with the approval of the Trustee . Any Debentures tendered for exchange shall be surrendered to the Trustee . The Corporation shall execute and the Trustee shall Authenticate all Debentures necessary to carry out exchanges as aforesaid . All Debentures surrendered for exchange shall be cancelled . (3) Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect . Section 3.7 Closing of Registers (1) Neither the Corporation nor the Trustee nor any registrar shall be required to : (a) make transfers or exchanges any Debentures on any Interest Payment Date for such Debentures or during the five preceding Business Days ; (b) make transfers or exchanges of any Debentures on any day selected by the Trustee for the redemption of such Debentures or during the ten preceding Business Days ; (c) make exchanges of any Debentures which will have been selected or called for redemption unless, upon due presentation thereof for redemption, such Debentures shall not be redeemed ; or (d) make conversions of any Debentures on any applicable Maturity Date (except in the case of the Initial Debentures Final Maturity Date), on any Interest Payment Date for such Debentures or during the five Business Days prior to any Interest Payment Date .

- 42 - (2) Subject to any restriction herein provided, the Corporation with the approval of the Trustee may at any time close any register for any series of Debentures, other than those kept at the principal offices of the Trustee in Toronto, Ontario and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register . Notice of such transfer shall be given to the holders of such Debentures . Section 3.8 Charges for Registration, Transfer and Exchange For each Debenture exchanged, registered, transferred or discharged from registration, the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon from time to time by the Trustee and the Corporation), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto . Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder for : (a) any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of six months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of six months from the date of delivery of any such Debenture ; (b) any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2 . 10 for a Debenture Certificate ; (c) any exchange of an Uncertificated Debenture as contemplated in Section 3.1 ; or (d) any exchange or registration of Debentures representing the balance remaining after the partial redemption, conversion, repayment or transfer of outstanding Debentures . Section 3.9 Ownership of Debentures (1) Unless otherwise required by law, the Person in whose name any registered Debenture is registered shall for all purposes of this Indenture be and be deemed to be the owner thereof, and the Corporation and the Trustee will not be affected by any notice of knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction, and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder . (2) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set - off or counterclaim between the Corporation and the original or any intermediate holder thereof, and all persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the

- 43 - Trustee, any registrar and to the Corporation for the same and none shall be bound to inquire into the title of any such registered holder. (3) Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid and full discharge, to the Trustee, any registrar and to the Corporation . (4) In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and any registrar and to the Corporation . ARTICLE 4 - REDEMPTION AND PURCHASE OF DEBENTURES Section 4.1 Applicability of Article (1) Subject to the approval of the TSX or such other exchange on which the Common Shares are then listed (and in the case of the Initial Debentures, Section 2 . 5 (6) ), the Corporation shall have the right at its option to redeem, either in whole at any time or in part from time to time before maturity any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Corporation requesting the Authentication and delivery thereof . (2) Subject to the approval of the TSX or such other exchange on which the Common Shares are then listed and Article 5 hereof (and in the case of the Initial Debentures, Section 2 . 5 (5) ), the Corporation shall also have the right at its option to repay, either in whole or in part, on redemption, by payment of money in accordance with Section 2 . 14 thereof, the principal amount of any Debentures issued hereunder of any series which by their terms are made so repayable on redemption (subject however, to any applicable restriction on the repayment of the principal amount of the Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debenture and shall have been expressed in this Indenture, in the Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof . Section 4.2 Partial Redemption (1) If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed, the Debentures to be so redeemed shall be selected by the Trustee on a pro rata basis to the nearest multiple of $ 1 , 000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Trustee deems equitable subject to the approval of the of the TSX or such other exchange on which the Debentures are then

- 44 - listed, as may be required from time to time . Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $ 1 , 000 or a multiple thereof . For this purpose, the Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption in part or for redemption in cash and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only . In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Corporation shall execute and the Trustee shall Authenticate and deliver without charge to the holder thereof or upon the holder’s order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Trustee shall make notations on the Global Debenture or otherwise in its records (in the case of Book Based Only Debentures) of the principal amount thereof so redeemed or otherwise comply with its Internal Procedures . Unless the context otherwise requires, the terms “Debenture” or “Debentures” as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption . Section 4 . 3 Notice of Redemption (1) Notice of redemption (the “ Redemption Notice ”) of any series of Debentures shall be given to the holders of the Debentures so to be redeemed not more than 60 days nor less than 30 days prior to the date fixed for redemption (the “ Redemption Date ”) in the manner provided in Section 14 . 2 . Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price together with accrued and unpaid interest to but excluding the Redemption Date, and, if applicable, and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to accrue and be payable on and after the Redemption Date . In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify : (a) the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder) ; (b) in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected pro rata or by other similar system, such particulars as may be sufficient to identify the Debentures so selected ; (c) in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Trustee and the Corporation ; and (d) in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part .

- 45 - In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required. Section 4.4 Debentures Due on Redemption Date (1) Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem, such Debentures shall have been deposited as provided in Section 4 . 5 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease . If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee (which may be based on the advice of Counsel) whose decision shall be final and binding upon all parties in interest . Section 4.5 Deposit of Redemption Monies (1) Redemption of Debentures shall be provided for by the Corporation depositing with the Trustee or any paying agent to the order of the Trustee, on or before 11 : 00 a . m . (Toronto Time) on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, provided the Corporation may elect to satisfy this requirement by providing the Trustee with one or more certified cheques or wire transfers for such amounts required under this Section 4 . 5 post - dated to the Redemption Date or by providing the Trustee with such funds through electronic transfer of funds on the Business Day immediately prior to the Redemption Date . The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any reasonable charges or expenses which may be incurred by the Trustee in connection with such redemption . Every such deposit shall be irrevocable . From the sums so deposited, the Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption, less applicable withholding taxes, if any . Section 4.6 Failure to Surrender Debentures Called for Redemption (1) In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date to so surrender such holder’s Debenture, or shall not within such time accept payment of the Redemption Price payable, or give such receipt therefor, if any, as the Trustee may require, such redemption monies may be set aside in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and deposited, upon surrender and delivery up of such holder’s Debenture of the Redemption Price, as the case may be, of such Debenture plus any accrued and unpaid interest thereon to but excluding the Redemption Date . In

- 46 - the event that any money, required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies, together with any accumulated interest thereon or any distribution paid thereon, shall at the end of such period, and upon the Written Direction of the Corporation, be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation on its demand, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money due from the Corporation, subject to any prescription period provided by the laws of the province of Quebec . Notwithstanding the foregoing, the Trustee will pay any remaining funds prior to the expiry of six years after the Redemption Date to the Corporation upon receipt from the Corporation or one of its Subsidiaries of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds . If the remaining funds are paid to the Corporation prior to the expiry of six years after the Redemption Date, the Corporation shall, prior to the payment by the Trustee, pay the Trustee the amounts required to be paid by the Trustee to a holder of a Debenture pursuant to the redemption after the date of such payment of the remaining funds to the Corporation but prior to six years after the redemption . Section 4 . 7 Cancellation of Debentures Redeemed Subject to the provisions of Section 4 . 2 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Trustee and cancelled and no Debentures shall be issued in substitution therefor . Section 4 . 8 Purchase of Debentures by the Corporation Unless otherwise specifically provided with respect to a particular series of Debentures, the Corporation may, provided no Event of Default has occurred and is continuing, at any time and from time to time, purchase Debentures in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price, subject to compliance with Applicable Securities Legislation regarding issuer bids . All Debentures so purchased shall be delivered to the Trustee and shall be cancelled, and no Debentures shall be issued in substitution therefor . If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Trustee, in such manner (which may include selection by lot, selection on a pro rata basis, random selection by computer or any other method) or in such other manner consented to by the TSX or such other exchange on which the Debentures are then listed and which the Corporation considers appropriate and so instructs the Trustee in writing, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price . For this purpose, the Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only . The Debentureholder of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Trustee

- 47 - shall Authenticate and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notation on the Global Debenture of the principal amount thereof so purchased . Section 4 . 9 Right to Repay Principal Amount in Common Shares (1) Subject to the other provisions of this Section 4 . 9 and any applicable regulatory approval, the Corporation may, at its option, elect to satisfy its obligation to repay the principal amount of the Debentures outstanding, in whole or in part, by issuing and delivering to holders on the applicable maturity date that number of Freely - Tradeable Common Shares obtained by dividing the principal amount of the Debentures payable on such applicable Maturity Date (or applicable portion thereof to be satisfied by issuance and delivery of Freely - Tradeable Common Shares on such applicable Maturity Date) by the Current Market Price of the Common Shares in respect of the applicable Maturity Date (the “ Share Repayment Option ”) . (2) The Corporation shall exercise the Share Repayment Option by so specifying in a maturity notice set forth in Schedule C (the “ Maturity Notice ”), which shall be delivered to the Trustee and the Debentureholders not more than 60 days’ and not less than 30 days’ prior to the applicable Maturity Date . The Maturity Notice shall also specify the aggregate principal amount of Debentures in respect of which it is exercising the Share Redemption Option . (3) The Corporation’s right to exercise the Share Repayment Option shall be conditional upon the following conditions being met on or before the Business Day preceding the applicable Maturity Date : (a) the Common Shares to be issued on exercise of the Share Repayment Option being Freely - Tradeable and issued in accordance with Applicable Securities Legislation ; (b) the conditional listing of such additional Common Shares on each stock exchange on which the Common Shares are then listed subject only to customary conditions of listing ; (c) the Corporation being a reporting issuer (or its equivalent) in good standing under Applicable Securities Legislation where the distribution of such Common Shares occurs ; (d) no Event of Default shall have occurred and be continuing ; (e) the receipt by the Trustee of an Officer’s Certificate stating that conditions (3) , (b) , (c) and (d) above have been satisfied and setting forth the number of Common Shares to be delivered for each $ 1 , 000 principal amount of Debentures and the Current Market Price of the Common Shares in respect of the applicable Maturity Date ; and (f) the receipt by the Trustee of an opinion of Counsel dated the date of the applicable Maturity Date to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment, in whole or in part, of the principal amount of the Debentures outstanding will be

- 48 - validly issued as fully paid and non - assessable, that condition (3) above has been satisfied, that, relying exclusively on correspondence from the relevant stock exchange, condition (b) above has been satisfied and that, relying exclusively on default reporting issuer lists maintained by the relevant securities authorities and/or certificates of no default issued by the relevant securities authorities, condition (c) above is satisfied, except that the opinion in respect of condition (c) need not be expressed with respect to those provinces where lists are not maintained certificates are not issued . If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the applicable Maturity Date, the Corporation shall pay in cash 100 % of the principal amount of the Debentures outstanding that would have otherwise been payable in accordance with Section 2 . 14 , unless the Debentureholders waive the conditions, which are not satisfied, by Extraordinary Resolution . (4) In the event that the Corporation duly exercises its Share Repayment Option, upon presentation and surrender of the Debentures for payment on the applicable Maturity Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Maturity Notice, the Corporation shall, on or before 11 : 00 a . m . (Toronto time) on the Business Day immediately prior to the applicable Maturity Date make the delivery to the Trustee for delivery to and on account of the holders, of certificates representing the Freely - Tradeable Common Shares and a cheque representing the accrued and unpaid interest (except in the case of the Initial Debentures with respect to the Monthly Maturity Dates other than the last Monthly Maturity Date) and amounts in respect of fractional Common Shares to which such registered holders are entitled . From the certificates so deposited in addition to amounts payable by the Trustee pursuant to Section 2 . 14 , the Trustee shall pay or cause to be paid, to the holders of such Debentures, upon surrender of such Debentures, the principal amount of the Debentures to which they are respectively entitled on maturity and deliver to such holders the certificates to which such holders are entitled . The delivery of such certificates and funds to the Trustee will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of certificates and funds relates to the extent of the amount delivered (plus the amount of any certificates sold to pay applicable taxes in accordance with this Section 4 . 9 ) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the certificates so delivered, the certificate(s) to which it is entitled . (5) No fractional Freely - Tradeable Common Shares shall be delivered upon the exercise of the Share Repayment Option but, in lieu thereof, the Corporation shall pay to the Trustee for the account of the registered holders, at the time contemplated in Section 4 . 9 (4) , the cash equivalent thereof determined on the basis of the Current Market Price of the Common Shares in respect of the applicable Maturity Date (less any tax required to be deducted, if any) . Upon request by the Trustee, the Corporation shall provide, in writing to the Trustee, the price to be paid in respect of such fractional Freely - Tradeable Common Shares . (6) A registered holder shall be treated as the holder of record of the Freely - Tradeable Common Shares issued on due exercise by the Corporation of its Shares Repayment Option effective in respect of the applicable Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all distributions (including unit

- 49 - distributions and distributions in kind) thereon and arising thereafter, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder. (7) The Corporation shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Share Repayment Option as provided herein, and shall issue to Debentureholders to whom Freely - Tradeable Common Shares will be issued pursuant to exercise of the Share Repayment Option, such number of Freely - Tradeable Common Shares as shall be issuable in such event . All Freely - Tradeable Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non - assessable . (8) The Corporation shall comply with all Applicable Securities Legislation regulating the issue and delivery of Common Shares upon exercise of the Share Repayment Option and shall cause to be listed and posted for trading such Common Shares on each stock exchange on which the Common Shares are then listed . (9) The Corporation shall from time to time promptly pay to the proper tax authorities, or make provision satisfactory to the Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely - Tradeable Common Shares to holders upon exercise of the Share Repayment Option pursuant to the terms of the Debentures and of this Indenture . (10) If the Corporation elects to satisfy its obligation to pay the principal amount of Debentures, in whole or in part, due on the applicable Maturity Date by issuing Freely - Tradeable Common Shares in accordance with this Section 4 . 9 and if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the portion of the principal amount due on maturity elected by the Corporation to be paid in cash, if any, is insufficient to satisfy such withholding taxes, the Trustee, on written direction of the Corporation but for the account of the holder, shall facilitate the sale, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely - Tradeable Common Shares issued by the Corporation for this purpose, such number of Freely - Tradeable Common Shares that together with the cash component of the principal amount due on maturity is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and the Trustee shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws and any remaining cash proceeds from the sale of such Freely - Tradeable Common Shares, after such remittance, shall be paid to the holder . (11) Each certificate representing Freely - Tradeable Common Shares issued in payment of the principal amount of Debentures, as well as all certificates issued in exchange for or in substitution of the foregoing securities, may have imprinted or otherwise reproduced thereon such legend or endorsement, not inconsistent with the provisions of this Indenture, as may be required to comply with any laws or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or any securities regulatory authority or to conform to general usage, all as may be determined by the Corporation, as conclusively evidenced by the issue of such certificates .

- 50 - Section 4.10 Deposit of Maturity Monies or Common Shares Payment on any maturity date of Debentures shall be provided for by the Corporation depositing with the Trustee or any paying agent to the order of the Trustee, on or before 11 : 00 a . m . (Toronto time) on the Business Day immediately prior to the applicable maturity date such sums of money, or certificates representing Common Shares, as the case may be, as may be sufficient to pay the principal amount of the Debentures, together with accrued interest thereon up to but excluding the applicable maturity date (except in the case of the Initial Debentures with respect to the Monthly Maturity Dates other than the last Monthly Maturity Date) . The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection therewith . Every such deposit shall be irrevocable . From the sums so deposited, or certificates so deposited, the Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on the applicable maturity date . ARTICLE 5 – SUBORDINATION OF DEBENTURES Section 5.1 Applicability of Article The indebtedness, liabilities and obligations of the Corporation hereunder (except as provided in Section 15 . 14 ) or under the Debentures, whether on account of principal, premium, if any, interest or otherwise, but excluding the issuance of Common Shares upon any conversion pursuant to Article 6 , upon any purchase pursuant to Article 4 , or at maturity pursuant to Section 2 . 14 (collectively, the “ Debenture Liabilities ”), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following Sections of this Article 5 , to the full and final payment of all Senior Indebtedness of the Corporation, and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 5 . Section 5.2 Definition For the purposes of this Article 5 , the words “cash, property or securities” shall be deemed not to include Common Shares of the Corporation as reorganized or readjusted, or securities of the Corporation or of any person provided for by a plan of reorganization or readjustment the payment of which is subordinated, at least to the extent provided in this Article 5 with respect to the Debentures, to the payment of all Senior Indebtedness which may at the time be outstanding, provided that the Senior Indebtedness are assumed by the new person, if any, resulting from any such reorganization or readjustment and provided further than the rights of the holders of the Senior Indebtedness are not, without the consent of such holders, altered by such reorganization or readjustment . Section 5.3 Order of Payment In the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Corporation, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or voluntary winding - up of the Corporation, whether or not involving insolvency or bankruptcy, or any marshalling of the

- 51 - assets and liabilities of the Corporation or any sale of all or substantially all of the assets of the Corporation: (1) all Senior Indebtedness shall first be paid in full (it being understood that, in respect of Secured Indebtedness, this requirement shall be limited to the value of the collateral securing such Secured Indebtedness), or provision made for such payment, before any payment is made on account of Debenture Liabilities ; (2) any payment or distribution of assets of the Corporation, whether in cash, property or securities, to which the holders of the Debentures or the Trustee on behalf of such holders would be entitled except for the provisions of this Article 5 , shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, to the Senior Creditors to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness ; (3) the Senior Creditors or a receiver or a receiver manager of the Corporation or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Corporation assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Debentureholders or the Trustee or any requirement to account to the Trustee or the Debentureholder ; and (4) The rights and priority of the Senior Indebtedness, so long as it constitutes Senior Indebtedness, and the subordination pursuant hereto shall not be affected by : (a) the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security ; (b) the time or order of the registration, publishing, attachment, perfection or crystallization of any security constituted by the Senior Security ; (c) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security ; (d) the date of obtaining any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them or the Debentureholders or any of them to any money or property of the Corporation ; (e) the failure to exercise any power or remedy reserved to the Senior Creditors under the Senior Security or to insist upon a strict compliance with any terms thereof ; (f) whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses ; (g) the date of giving or failing to give notice to or making demand upon the Corporation; or

- 52 - (h) any other matter whatsoever. Section 5.4 Subrogation to Rights of Holders of Secured Indebtedness (1) Subject to the prior payment in full of all Senior Indebtedness (it being understood, that in respect of Secured Indebtedness, this requirement shall be limited to the value of the collateral securing such Secured Indebtedness), the rights of the Debentureholders shall be subrogated to the rights of the Senior Creditors to receive payments or distributions of assets of the Corporation in respect of and on account of the Senior Indebtedness, to the extent of the application thereto of such payments or other assets which would have been received by the Debentureholders but for the provisions hereof, until the principal of and interest on and all other amounts owing hereunder or in relation to the Debentures shall be paid in full . No such payments or distributions to the Debentureholders of cash, property or securities of the Corporation payable to the Debentureholders, which otherwise would be payable or distributable to the Senior Creditors, shall, as between the Corporation, its creditors other than the Senior Creditors, and the Debentureholders, be deemed to be a payment by the Corporation to or on account of the Senior Creditors, it being understood that the provisions of this Article 5 are and are intended solely for the purpose of defining the relative rights of the Debentureholders, on the one hand, and the Senior Creditors, on the other hand . (2) The Debentures shall be subordinated to claims of creditors of the Corporation’s Subsidiaries, except to the extent the Corporation is a creditor of such Subsidiaries ranking at least pari passu with such other creditors . (3) The Trustee, for itself and on behalf of each of the Debentureholders, hereby waives any and all rights to require a Secured Creditor to pursue or exhaust any rights or remedies with respect to the Corporation or any property and assets subject to any Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Secured Creditors of any rights, remedies or recourses available to them . Section 5.5 Obligation to Pay Not Impaired Nothing contained in this Article 5 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Corporation, its creditors other than the holders of Secured Indebtedness, and the holders of the Debentures, the obligation of the Corporation, which is absolute and unconditional, to pay to the holders of the Debentures the principal of, premium, if any, and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the holders of the Debentures and creditors of the Corporation other than the holders of the Secured Indebtedness, nor shall anything herein or therein prevent the Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 5 of the holders of Secured Indebtedness in respect of cash, property or securities . Section 5.6 No Payment if Senior Indebtedness in Default Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any other enforcement of any Senior Indebtedness, then, except as contemplated in Section 5.9 , all

- 53 - such Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities or otherwise in respect of the Debentures . In case of a default that is continuing with respect to any Senior Indebtedness permitting a Senior Creditor to demand payment or accelerate the maturity thereof, and notice in accordance with the terms of such Senior Indebtedness of such event of default having been given by or on behalf of the Senior Creditors to the Corporation (a copy of which notice shall be delivered by the Corporation to the Trustee in accordance with Section 14 . 3 ), then, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Debentures or otherwise) shall be made by the Corporation with respect to the Debenture Liabilities and neither the Trustee nor the Debentureholders shall be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set - off, combination of accounts, realization of security or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default (except as provided in Section 5 . 9 ), and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to the Senior Creditors or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Senior Indebtedness remaining unpaid, until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the Senior Creditors . The fact that any payment hereunder is prohibited by this Section 5 . 6 shall not prevent the failure to make such payment from being an Event of Default hereunder . Section 5.7 Payment on Debentures Permitted Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Corporation to make, or prevent the Corporation from making, at any time except as prohibited by Section 5 . 6 , any payment of principal of, premium (if any) or interest on the Debentures . The fact that any such payment is prohibited by Section 5 . 6 shall not prevent the failure to make such payment from being an Event of Default hereunder . Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures or, except as prohibited by Section 5 . 6 , the application by the Trustee of any monies deposited with the Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities . Section 5 . 8 Confirmation of Subordination Each Debentureholder by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 5 and appoints the Trustee his attorney in fact for any and all such purposes . Upon the written request of the Corporation, and upon being furnished an Officer’s Certificate stating that one or more named persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Trustee shall enter into a written agreement or agreements with the Corporation and the person or persons named in such Officer’s Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 5 as a Senior Creditor . Such agreement shall be conclusive evidence that the indebtedness specified

- 54 - therein is Senior Indebtedness however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement. Section 5.9 Knowledge of Trustee Notwithstanding the provisions of this Article 5 or any provision in this Indenture or in the Debentures, the Trustee will not be charged with knowledge of any Senior Indebtedness or of any default in the payment thereof, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from the Corporation, any Debentureholder or any Senior Creditor and such notice to the Trustee shall be deemed to be notice to holders of the Debentures . Section 5.10 Trustee May Hold Senior Indebtedness The Trustee is entitled to all the rights set forth in this Article 5 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Trustee of any of its rights as such holder . Section 5.11 Rights of Senior Creditors Not Impaired No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any non compliance by the Corporation with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with . Section 5.12 Altering the Senior Indebtedness The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Corporation, all without notice to or consent of the Debentureholders or the Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Trustee . Section 5.13 Additional Indebtedness This Indenture does not restrict the Corporation or its Subsidiaries from incurring additional indebtedness, including indebtedness that ranks senior to the Debentures, or otherwise or mortgaging, pledging or charging its properties to secure any indebtedness, or issuing or repurchasing of securities by the Corporation or its Subsidiaries . Section 5.14 Right of Debentureholder to Convert Not Impaired The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 5 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 6 or the holders of Initial Debentures to receive repayment of principal or interest thereon in Freely - Tradeable Common Shares in accordance with Section 2 . 5 .

- 55 - Section 5.15 Invalidated Payments In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 5 shall be reinstated and the provisions of this Article shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement . Section 5.16 Contesting Security The Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, registration, publication, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security . Section 5.17 Release of Subordination Notwithstanding any other provision of this Indenture, one or more Senior Creditors may, at any time and from time to time, release and terminate the subordination provided in this Article 5 , solely as it relates to such Senior Creditor, and upon the effectiveness of such release and termination, the Trustee shall have no further subordination obligations to such Senior Creditor and this Indenture shall be interpreted to exclude any subordination in respect of such Senior Creditor . ARTICLE 6 - CONVERSION OF DEBENTURES Section 6.1 Applicability of Article (1) Any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction on, and other express terms relating to, the conversion of Debentures of such series) will be convertible into Freely - Tradeable Common Shares (if, in the case of Debentures issued under a private placement, the conversion is completed at least four months and a day after the date of this issuance of such Debentures) or other securities of the Corporation, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof . (2) Such right of conversion shall extend only to the maximum number of whole Common Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted . Fractional interests in Common Shares shall be adjusted for in the manner provided in Section 6 . 5 . Section 6.2 Revival of Right to Convert If the redemption of any Debenture called for redemption by the Corporation is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Corporation to purchase Debentures for cancellation is not made, in the case of a redemption

- 56 - upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Corporation’s offer, respectively . Section 6 . 3 Manner of Conversion and Conversion Restriction (1) The holder of a Debenture desiring to convert such Debenture in whole or in part into Common Shares shall surrender such Debenture to the Trustee at its principal office in Toronto, Ontario, together with the conversion notice in the form of Schedule B or any other written notice in a form satisfactory to the Trustee (the “ Conversion Notice ”), with a copy to the Corporation, duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article ; provided that with respect to an Uncertificated Debenture, registration and surrender of interests in the Debentures will be made only through the Depositary’s non - certificated system . Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes, withholding obligations or other governmental charges and compliance with all reasonable requirements of the Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Section 6 . 3 (2) ) as the holder of the number of Common Shares, as applicable, into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Common Shares or deposit such Common Shares through the Depository’s non - certificated system and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 6 . 3 (5), provided that with respect to a Global Debenture, the obligation to surrender a Debenture to the Trustee shall be satisfied if the Trustee makes a notation on the Global Debenture, or makes appropriate entries in its records with respect to the Global Debenture that is an uncertificated Debenture, of the principal amount thereof so converted and the Trustee is provided with all other documentation which it may request . Where the Depository is the only Debentureholder, the Trustee shall accept delivery of and act upon a letter of instruction from the Depository in place of a Conversion Notice duly completed and executed by the Debentureholder, containing all pertinent conversion information and accompanied by a panel for Debenture principal mark - down by the Trustee, or such other documentation submitted by the Depository which the Trustee may deem satisfactory to effect the conversion being requested . (2) A Debenture shall be deemed to be surrendered for conversion on the date on which it is so surrendered when the register of the Trustee is open and in accordance with the provisions of this Article or, in the case of an Uncertificated Debenture or a Global Debenture, on the date which the Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by mail or other means of transmission, on the date on which it is received by the Trustee at its offices specified in Section 6 . 3 (1) ; provided that if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the Person or Persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares as at the date on which such registers are next reopened (in each case, the “ Date of Conversion ”) .

- 57 - (3) Any part, being $ 1 , 000 or an integral multiple thereof, of a Debenture in a denomination in excess of $ 1 , 000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such parts . (4) The holder of any Debenture of which only a part is converted shall, upon the exercise of his right of conversion surrender such Debenture to the Trustee in accordance with Section 6 . 3 (1), and the Trustee shall cancel the same and shall without charge forthwith Authenticate and deliver to the holder one or more new Debenture Certificates in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture Certificate so surrendered or, with respect to an Uncertificated Debenture, registration and surrender of interests in the Debentures will be made only through the Depositary’s non - certificated system . (5) Subject to Section 2 . 5 (8) and Article 10 , the holder of a Debenture surrendered for conversion in accordance with this Section 6 . 3 shall be entitled to receive, in addition to the applicable number of Common Shares, accrued and unpaid interest, if any, for the period from and including the last Interest Payment Date (or the date of issue if no interest has yet been paid with respect to the Debentures) to, but excluding, the Date of Conversion . The Common Shares issued upon such conversion shall rank only in respect of dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Shares pursuant to Section 6 . 3 (2), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non - assessable Common Shares . (6) In the event of a conversion of Debentures into Freely - Tradeable Shares where the holder is subject to withholding taxes, the Trustee, on a Written Direction of the Corporation but for the account of the holder, shall sell, or cause to be sold through the investment banks, brokers or dealers selected by the Corporation and approved by the Trustee, out of the Freely - Tradeable Shares issued by the Corporation for this purpose, such number of Freely - Tradeable Shares that together with any cash payment in lieu of fractional Shares, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required or permitted to be withheld or deducted, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws . Any amount of net proceeds (after payment of all costs) in excess of the amount required or permitted to be withheld will be remitted to the Debentureholder . For greater certainty, the Trustee will only settle trades . (7) With respect to Uncertificated Debentures, an electronic conversion of the Debentures through the Depositary’s non - certificated system shall constitute a representation to both the Corporation and the Trustee that (a) the Participant or Beneficial Holder at the time of exercise of such Debentures is not in the United States ; (b) the Participant or the Beneficial Holder at the time of exercise of such Debentures is not a U . S . Person and is not exercising such Debentures on behalf of a U . S . Person or a person in the United States ; and (c) the Participant or the Beneficial Holder at the time of exercise of such Debentures did not execute or deliver the notice of the owner’s intention to exercise such Debentures in the United States . If the Participant or the Beneficial Holder is not able to make or deliver the foregoing representations by initiating the electronic conversion of the Debentures, then such Debentures shall be withdrawn from the book based registration system by the Participant or the Beneficial Holder and an individually registered Debenture Certificate shall be issued by the Trustee to such Participant or Beneficial Holder and

- 58 - the conversion procedures set forth in this Section 6.3(1) with respect to certificated Debentures shall be followed. Section 6.4 Adjustment of Conversion Price The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below. (a) If and whenever at any time prior to the Time of Expiry the Corporation shall (i) Subdivide, split or redivide the outstanding Common Shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares or securities convertible into or exchangeable or exercisable for Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution (other than the issue of Common Shares to holders of Common Shares who have elected to receive dividends or distributions in the form of Common Shares in lieu of cash dividends or cash distributions paid in the ordinary course on the Common Shares), the Conversion Price in effect on the effective date of such subdivision, split, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation . Such adjustment shall be made successively whenever any event referred to in this Section 6 . 4 (a) shall occur . Any such issue of Common Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Common Shares under subsections (b) and (c) of this Section 6 . 4 . (b) If, and whenever at any time prior to the Time of Expiry, the Corporation shall fix a record date for the payment of a cash dividend or distribution to the holders of all or substantially all of the outstanding Common Shares, the Conversion Price shall be adjusted immediately after such record date so that it shall be equal to the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the denominator shall be the Current Market Price on such record date and of which the numerator shall be the Current Market Price on such record date minus the amount in cash per Common Share distributed to holders of Common Shares . Such adjustment shall be made successively whenever such a record date is fixed . To the extent that any such cash dividend or distribution is not

- 59 - paid, the Conversion Price shall be re - adjusted to the Conversion Price which would then be in effect if such record date had not been fixed. (c) If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible into or exchangeable or exercisable for Common Shares) at a price per share (or having a conversion or exchange or exercise price per share) less than 95 % of the Current Market Price on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying (i) the Conversion Price in effect on such record date by (ii) a fraction, (A) of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange or exercise price of the convertible, exchangeable or exercisable securities so offered) by such Current Market Price, and (B) of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible, exchangeable or exercisable securities so offered are convertible, exchangeable or exercisable) . Such adjustment shall be made successively whenever such a record date is fixed . To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re - adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be . (d) If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 6 . 4 (a) or a consolidation, amalgamation, arrangement, binding share exchange, merger of the Corporation with or into any other Person or other entity or acquisition of the Corporation or other combination pursuant to which the Common Shares are converted into or acquired for cash, securities or other property ; or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other Person (other than a direct or indirect wholly - owned Subsidiary of the Corporation) or other entity or a liquidation, dissolution or winding - up of the Corporation (any such event, a “ Merger Event ”), any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding - up, upon the exercise of such right thereafter, shall be entitled to receive

- 60 - and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, such amount of cash or the number of shares or other securities or property of the Corporation or of the Person or other entity resulting from such merger, amalgamation, arrangement, acquisition, combination or consolidation, or to which such sale or conveyance may be made or which holders of Common Shares receive pursuant to such liquidation, dissolution or winding - up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding - up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right, subject to Section 6 . 4 (m) . If determined appropriate by the Board, to give effect to or to evidence the provisions of this Section 6 . 4 (d) , the Corporation, its successor, or such purchasing Person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, share exchange, acquisition, combination, sale or conveyance or liquidation, dissolution or winding - up, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any cash, shares or other securities or property to which a holder of Debentures is entitled on the exercise of its acquisition rights thereafter . Any indenture entered into between the Corporation and the Trustee pursuant to the provisions of this Section 6 . 4 (d) shall be a supplemental indenture entered into pursuant to the provisions of Article 16 . Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing Person or other entity and the Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6 . 4 (d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, share exchanges, acquisitions, combinations, sales or conveyances . For greater certainty, nothing in this Section 6 . 4 (d) shall affect or reduce the requirement for any Person to make an Offer, and notice of any transaction to which this Section 6 . 4 (d) applies shall be given in accordance with Section 6 . 8 . The Corporation shall not become a party to any Merger Event unless its terms are consistent with this Section 6 . 4 (d) . (e) If the Corporation shall make a dividend or distribution to all or substantially all of the holders of Common Shares of shares in the capital of the Corporation, other than Common Shares, or evidences of indebtedness or other assets of the Corporation, including securities (but excluding (i) any issuance of rights or warrants for which an adjustment was made pursuant to Section 6 . 4 (c) , and (ii) any dividend or distribution paid exclusively in cash for which an adjustment was made pursuant to Section 6 . 4 (a) (the “ Distributed Securities ”), then in each such case

- 61 - (unless the Corporation at its option chooses to distribute such Distributed Securities to the holders of Debentures on such dividend or distribution date (as if each holder had converted such Debenture into Common Shares immediately preceding the record date with respect to such distribution)) the Conversion Price in effect immediately preceding the ex - distribution date fixed for the dividend or distribution shall be adjusted so that the same shall equal the price determined by multiplying the Conversion Price in effect immediately preceding such ex - distribution date by a fraction of which the denominator shall be the five - day VWAP immediately prior to the ex - distribution date and of which the numerator shall be the five - day VWAP for the first five Trading Days that occur immediately post the ex - distribution date . Such adjustment shall be made successively whenever any such distribution is made and shall become effective five Business Days immediately after the ex - distribution date . In the event that such dividend or distribution is not so paid or made, the Conversion Price shall again be adjusted to be the Conversion Price that would then be in effect if such dividend or distribution had not been declared . Notwithstanding the foregoing, if the securities distributed by the Corporation to all holders of its Common Shares consist of shares of, or similar equity interests in, a Subsidiary or other business of the Corporation (the “ Spinoff Securities ”), the Conversion Price shall be adjusted, unless the Corporation makes an equivalent distribution to the holders of Debentures, so that the same shall be equal to the rate determined by multiplying (i) the Conversion Price in effect on the record date fixed for the determination of shareholders entitled to receive such distribution by (ii) a fraction, (A) the denominator of which shall be the sum of (x) the weighted average trading price of one Common Share over the 20 consecutive Trading Day period (the “ Spinoff Valuation Period ”) commencing on and including the fifth Trading Day after the date on which ex - dividend trading commences for such distribution on the TSX (or such other exchange on which the Common Shares are then listed) and (y) the product of the weighted average trading price (calculated in substantially the same way as the Current Market Price is calculated for the Common Shares) over the Spinoff Valuation Period of the Spinoff Securities or, if no such prices are available, the fair market value of the Spinoff Securities as reasonably determined by the Board (which determination shall be conclusive and shall be evidenced by an Officer’s Certificate delivered to the Trustee, and shall be subject to the prior approval of the TSX if the shares underlying the Debentures are listed on the TSX at such time) multiplied by the number of Spinoff Securities distributed in respect of one Common Share and (B) the numerator of which shall be the weighted average trading price of one Common Share over the Spinoff Valuation Period, such adjustment to become effective immediately preceding the opening of business on the 25 th Trading Day after the date on which ex - dividend trading commences ; provided, however, that the Corporation may in lieu of the foregoing adjustment elect to make adequate provision so that each holder of Debentures shall have the right to receive upon conversion thereof the amount of such Spinoff Securities that such holder of Debentures would have received if such Debentures had been converted on the record date with respect to such distribution .

- 62 - (f) If any issuer bid made by the Corporation or any of its Subsidiaries for all or any portion of Common Shares shall expire, then, if the issuer bid shall require the payment to shareholders of consideration per Common Share having a fair market value (determined as provided below) that exceeds the Current Market Price in respect of the last date (the “ Expiration Date ”) tenders could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the “ Expiration Time ”), the Conversion Price shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Price in effect immediately preceding the close of business on the Expiration Date by a fraction of which (i) the denominator shall be the sum of (A) the fair market value of the aggregate consideration (the fair market value as determined by the Board, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer’s Certificate delivered to the Trustee, and shall be subject to the prior approval of the TSX if the shares underlying the Debentures are listed on the TSX at such time) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all Common Shares validly tendered and not withdrawn as of the Expiration Time (the Common Shares deemed so accepted, up to any such maximum, being referred to as the “ Purchased Common Shares ”) and (B) the product of the number of Common Shares outstanding (less any Purchased Common Shares and excluding any Common Shares held in the treasury of the Corporation) at the Expiration Time and the Current Market Price in respect of the Expiration Date and (ii) the numerator of which shall be the product of the number of Common Shares outstanding (including Purchased Common Shares but excluding any Common Shares held in the treasury of the Corporation) at the Expiration Time multiplied by the Current Market Price in respect of the Expiration Date, such increase to become effective immediately preceding the opening of business on the day following the Expiration Date . In the event that the Corporation is obligated to purchase Common Shares pursuant to any such issuer bid, but the Corporation is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Price shall again be adjusted to be the Conversion Price which would have been in effect based upon the number of Common Shares actually purchased, if any . For purposes of this Section 6 . 4 (f), the term “ issuer bid ” shall mean an issuer bid under Applicable Securities Legislation or a take - over bid under Applicable Securities Legislation by a Subsidiary of the Corporation for the Common Shares and all references to “purchases” of Common Shares in issuer bids (and all similar references) shall mean and include the purchase of Common Shares in issuer bids and all references to “tendered Common Shares” (and all similar references) shall mean and include Common Shares tendered in issuer bids . (g) In any case in which this Section 6 . 4 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such

- 63 - event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment ; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6 . 4 (g), have become the holder of record of such additional Common Shares pursuant to Section 6 . 3 (2) . (h) The adjustments provided for in this Section 6 . 4 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1 % in the Conversion Price then in effect ; provided however, that any adjustments which by reason of this Section 6 . 4 (h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment . (i) For the purpose of calculating the number of Common Shares outstanding, Common Shares owned by or for the benefit of the Corporation shall not be counted . (j) In the event of any question arising with respect to the adjustments provided in this Section 6 . 4 , such question shall be conclusively determined by a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation) ; such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Trustee, and the Debentureholders (subject to manifest error) . (k) In case the Corporation shall take any action affecting the Common Shares other than action described in this Section 6 . 4 , which in the opinion of the Board, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the Board (subject to the prior written consent of the TSX or such other exchange on which the Debentures are then listed), as the Board, in their sole discretion may determine to be equitable in the circumstances . Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances . (l) No adjustment in the Conversion Price shall be made in respect of any event described in Sections 6 . 4 (a), 6 . 4 (b), 6 . 4 (c), 6 . 4 (e) or 6 . 4 (f) (other than the events described in clauses 6 . 4 (a)(i) or 6 . 4 (a)(ii) ) if the holders of the Debentures are entitled to participate in such event on the same terms mutatis mutandis as if they had converted their Debentures prior to the effective date or record date, as the case

- 64 - may be, of such event, it being understood that participation of holders of the Debentures to distributions as a shareholder of the Corporation shall be subject to the prior approval of the TSX . (m) Except as stated above in this Section 6 . 4 , no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Common Shares at less than the Current Market Price in respect of the date of issuance or the then applicable Conversion Price . (2) No adjustment in the Conversion Price will be required upon the issuance from time to time of Common Shares pursuant to the Corporation’s existing or future stock or unit option plans, long term incentive plan, deferred share unit plan, performance share unit plan, performance share unit plan applicable to business units, restricted share unit plan, or share purchase plan, or any dividend reinvestment plan, or any similar plan, if any, as such plans may be replaced, supplemented or further amended from time to time . In addition, for greater certainty, no adjustment in the Conversion Price will be required upon the distribution from time to time of Common Shares by way of private placement or prospectus which is made to the public in general . (a) For greater certainty, Debentureholders shall have no right to convert Debentures into any security other than Common Shares unless an appropriate adjustment is made by and set forth in an indenture supplemental hereto . Section 6.5 No Requirement to Issue Fractional Common Shares The Corporation shall not be required to issue fractional Common Shares upon the conversion of Debentures . If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures and all accrued and unpaid interest thereon to be converted . If any fractional interest in a Common Share would, except for the provisions of this Section 6 . 5 , be deliverable upon the conversion of any amount of Debentures, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price (net of any applicable withholding taxes), provided, however, that the Corporation shall not be required to make any payment of less than $ 5 . 00 . Section 6.6 Corporation to Reserve Common Shares The Corporation covenants with the Trustee that it will at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue upon conversion of Debentures and conditionally allot to Debentureholders such number of Common Shares as is equal to the maximum number of Common Shares issuable upon the conversion of all outstanding Debentures from time to time . The Corporation covenants with the Trustee that all Common Shares which shall be so issuable shall be duly and validly issued as fully - paid and non - assessable .

- 65 - Section 6.7 Cancellation of Converted Debentures Subject to the provisions of Section 6 . 3 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Trustee and no Debenture shall be issued in substitution for those converted . Section 6.8 Certificate as to Adjustment The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6 . 4 , deliver an Officer’s Certificate to the Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be conclusively determined by a firm of nationally recognized chartered accountants appointed by the Corporation and acceptable to the Trustee (who may be the Auditors of the Corporation) and such advice or determination shall be conclusive and binding on all parties in interest . When so approved, the Corporation shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Common Shares, forthwith give notice to the Debentureholders in the manner provided in Section 14 . 2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price ; provided that, if the Corporation has given notice under this Section 6 . 8 covering all the relevant facts in respect of such event and if the Trustee approves, no such notice need be given under this Section 6 . 8 . Section 6.9 Notice of Special Matters (1) The Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 14 . 2 , of its intention to fix a record date for any event referred to in Section 6 . 4 (a) Section 6 . 4 (b), Section 6 . 4 (c), Section 6 . 4 (d) or Section 6 . 4 (e) (other than the subdivision, redivision, reduction, combination or consolidation of its Common Shares) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event ; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given . Such notice shall be given not less than 14 days in each case prior to such applicable record date . (2) In addition, the Corporation covenants with the Trustee that so long as any Debenture remains outstanding, it will give notice to the Trustee, and to the Debentureholders in the manner provided in Section 14 . 2 , at least 30 days prior to the (i) effective date of any transaction referred to in Section 6 . 4 (d) stating the consideration into which the Debentures will be convertible after the effective date of such transaction, and (ii) Expiration Date of any transaction referred to in Section 6 . 4 (f) stating the consideration paid per Common Share in such transaction . Section 6.10 Protection of Trustee (1) The Trustee :

- 66 - (a) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same ; (b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture ; (c) shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article ; and (d) shall be entitled to act and rely upon the certificates of the Corporation or of the Auditor of the Corporation and any other documents filed by the Corporation pursuant to Section 6 . 8 . Section 6.11 Conversion Price Disputes Notwithstanding anything else in this Indenture, if a dispute shall at any time arise with respect to adjustments of the Conversion Price, the dispute shall be conclusively determined by the Auditors of the Corporation or if they are unable or unwilling to act, by such firm of independent chartered accountants as may be selected by the Board and any such determination shall, absent manifest error, be binding upon the Corporation, the Trustee and all Debentureholders . ARTICLE 7 - COVENANTS OF THE CORPORATION The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Debentureholders, that so long as any Debentures remain outstanding : Section 7.1 To Pay Principal, Premium (if any) and Interest The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of, premium (if any) and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures . Section 7.2 To Pay Trustee’s Remuneration The Corporation will pay the Trustee reasonable remuneration for its services as Trustee hereunder and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in connection with the execution of the trusts hereby created (including the reasonable compensation and disbursements of its Counsel and all other assistants and advisors not regularly in its employ) and such monies including the Trustee’s remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to payment of any principal of the Debentures or interest or premium thereon . Such remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction .

- 67 - Section 7.3 To Give Notice of Default The Corporation shall notify the Trustee and the Debentureholders immediately upon becoming aware of the occurrence of any Event of Default . Section 7.4 Preservation of Existence, etc. Subject to the express provisions hereof, the Corporation will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a business - like manner and in accordance with good business practices ; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights ; provided, however, that, except as otherwise provided in Article 11 , nothing herein contained shall prevent the Corporation or any of its Subsidiaries from ceasing to own, maintain or operate any premises or property or, in the case of its Subsidiaries, such Subsidiary’s business if, in the opinion of the Board, it shall be advisable and in the best interests of the Corporation . Section 7.5 Keeping of Books The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with generally accepted accounting principles . Section 7.6 Annual Certificate of Compliance The Corporation shall deliver to the Trustee, within 120 days after the end of each calendar year, (and at any reasonable time upon demand by the Trustee) an Officer’s Certificate as to the knowledge of such officers of the Corporation who execute the Officer’s Certificate of the Corporation’s compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non - compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be . Section 7.7 Performance of Covenants by Trustee If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Corporation must promptly notify the Trustee in writing of such failure, and upon receipt by the Trustee of such notice, the Trustee may notify the Debentureholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders . All sums so expended or advanced by the Trustee shall be repayable by the Corporation as provided in Section 7 . 2 . No such performance, expenditure or advance by the Trustee shall be deemed to relieve the Corporation of any default hereunder .

- 68 - Section 7.8 Maintain Listing (1) The Corporation will use reasonable commercial efforts to maintain (as long as it meets the minimum listing requirements of the TSX) the listing and posting for trading of the Common Shares on the TSX or such other recognized stock exchange in Canada or the United States ; provided that, for greater certainty, the foregoing covenant shall not prevent or restrict the Corporation from carrying out a transaction to which Article 11 would apply if carried out in compliance with Article 11 even if as a result of such transaction the Common Shares cease to be listed on the TSX . (2) The Corporation will use reasonable commercial efforts to maintain its status as a “reporting issuer”, or the equivalent thereof, not in default of Applicable Securities Legislation . Section 7.9 No Dividends on Common Shares if Event of Default The Corporation shall not declare or pay any dividend to the holders of Common Shares or any other securities representing equity interests in the Corporation after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist . Section 7.10 Withholding Matters All payments made by or on behalf of the Corporation under or with respect to the Debentures (including, without limitation, any penalties, interest and other liabilities related thereto) will be made free and clear of and without withholding, or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related hereto) imposed or levied by or on behalf of the Government of Canada or elsewhere, or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“ Withholding Taxes ”), unless the Corporation is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of Withholding Taxes . If the Corporation is so required to withhold or deduct any amount for, or on account of, Withholding Taxes from any payment made under or with respect to the Debentures, the Corporation shall deduct and withhold such Withholding Taxes from any payment to be made or with respect to the Debentures and, provided that the Corporation forthwith remits such amount to the relevant governmental authority or agency, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Corporation’s obligations under the Debentures . There is no obligation on the Corporation to gross - up or pay additional amounts to a holder of Debentures in respect of such deductions or withholdings . For greater certainty, if any amount is required to be deducted or withheld in respect of Withholding Taxes upon a conversion of a Debenture, the Corporation shall be entitled to liquidate such number of Common Shares (or other securities) issuable as a result of such conversion as shall be necessary in order to satisfy such requirement . The Corporation shall provide the Trustee with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of any forms received from such government authority or agency promptly after receipt thereof .

- 69 - ARTICLE 8 - DEFAULT Section 8.1 Events of Default (1) Each of the following events constitutes, and is herein sometimes referred to as, an “ Event of Default ”: (a) the Corporation shall fail to pay an installment of interest on any of the Debentures, which failure continues for five Business Days after the date when due ; (b) failure to pay principal or premium (whether by way of payment of cash or delivery of Common Shares), if any, when due on the Debentures whether at maturity, upon redemption, repayment, repurchase, by acceleration or otherwise, on the date when due ; (c) default in the delivery, when due, of all cash, Common Shares, and any other consideration deliverable upon repayment or conversion of the Debentures, which failure continues for five Business Days ; (d) default in the observance or performance of any covenant or condition of the Indenture by the Corporation and the failure to cure (or obtain a waiver for) such default for a period of 30 days after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring the Corporation to rectify such default or obtain a waiver for same ; (e) if the Corporation ceases to carry on business; (f) if a decree or order of a Court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Corporation, or appointing a receiver of, or of any substantial part of, the property of the Corporation or ordering the winding - up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days ; (g) if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due ; (h) if a resolution is passed for the winding - up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11 . 1 are duly observed and performed ;

- 70 -

(i) if, after the date of this Indenture, any proceedings with respect to the Corporation are taken with respect to a compromise or arrangement, with respect to creditors of the Corporation generally, under the applicable legislation of any jurisdiction; and

(j) if the Corporation fails to comply with Article 11 hereof;

then: (i) in each and every such event listed above, the Trustee may, in its discretion, but subject to the provisions of this Section, and shall, upon receipt of a request in writing signed by the holders of not less than 50% in principal amount of the Debentures then outstanding (or if the Event of Default shall exist only in respect of one or more series of the Debentures then outstanding, then upon receipt of a request in writing signed by the holders of not less than 50% in principal amount of the Debentures of such series then outstanding), subject to the provisions of Section 8.3, by notice in writing to the Corporation declare the principal of and interest and premium, if any, on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall thereupon forthwith become immediately due and payable (or, if the Event of Default shall exist only in respect of one or more series of the Debentures then outstanding, then the Trustee may declare due and payable the principal and interest and premium, if any, only with respect to such Debentures in respect of which there is an Event of Default) to the Trustee, and
(ii) on the occurrence of an Event of Default under clauses 8.1(1)(f), 8.1(1)(g), 8.1(1)(h) or 8.1(1)(i), the principal of and interest and premium, if any, on all Debentures then outstanding hereunder and all other monies outstanding hereunder, shall automatically without any declaration or other act on the part of the Trustee or any Debentureholder become immediately due and payable to the Trustee and, in any case, upon such amounts becoming due and payable in either (i) or (ii) above, the Corporation shall forthwith pay to the Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and premium, if any, and interest on amounts in default on such Debenture and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest, premium and such other monies from the date of such declaration or event until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the manner mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations hereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 8.6.

(2) For greater certainty, for the purposes of this Section 8.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 8.1 refer to Debentures of that particular series.

(3) For purposes of this Article 8, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 8.1, then this Article 8 shall apply *mutatis mutandis* to the Debentures of such series and references in this Article 8 to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable.

Section 8.2 Notice of Events of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days following an Event of Default or after it receives written notice of the occurrence of such Event of

- 71 - Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 14 . 2 , provided that notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the holders of at least 50 % of the principal amount of the Debentures then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing . When notice of the occurrence of an Event of Default has been given and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Trustee to the Debentureholders within 15 days after the Trustee becomes aware the Event of Default has been cured . Section 8 . 3 Waiver of Default (1) Upon the happening of any Event of Default hereunder : (a) the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 75 % of the principal amount of Debentures then outstanding, to instruct the Trustee to waive any Event of Default and to cancel any declaration made by the Trustee pursuant to Section 8 . 1 and the Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition ; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the non - observance or non - performance by the Corporation of any covenant applicable only to one or more series of Debentures, then the holders of more than 75 % of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures ; and (b) the Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee’s opinion, which may be based on an opinion of Counsel, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable . (2) No such act or omission either of the Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom . Section 8 . 4 Enforcement by the Trustee (1) Subject to the provisions of Section 8 . 3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section

- 72 - 8 . 1 , the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 50 % in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Trustee shall deem expedient . (2) The Trustee shall be entitled and empowered, either in its own name or as Trustee of an express trust, or as attorney - in - fact and mandatary for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property . The Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney - in - fact and mandatary of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the holders of the Debentures against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims ; provided, however, that subject to Section 8 . 3 , nothing contained in this Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder . (3) The Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders . (4) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto . (5) Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture . In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the

- 73 - Trustee shall be a party), the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding . Section 8 . 5 No Suits by Debentureholders No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of, premium or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation, insolvency or bankruptcy proceeding or for any other remedy hereunder, unless : (a) such holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder ; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25 % in principal amount of the Debentures then outstanding shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose ; and (c) the Debentureholders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby ; and (d) the Trustee shall have failed to act within 30 days after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures . Section 8 . 6 Application of Monies by Trustee (1) Except as herein otherwise expressly provided, any monies received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 8 , or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Trustee available for such purpose, as follows : (a) first, in payment or in reimbursement to the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided ; (b) second, but subject as hereinafter in this Section 8 . 6 provided, in payment, rateably and proportionately to the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution ; and (c) third, in payment of the surplus, if any, of such monies to the Corporation or its assigns ;

- 74 - provided, however, (i) that no payment shall be made pursuant to clause 8 . 6 (1)(b) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged for value and in good faith to a Person other than the Corporation or any Subsidiary but only to the extent of such person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held and (ii) that if the amounts (or any portion thereof) to which a Debentureholder is entitled are subject to withholding taxes, the Trustee on the direction of the Corporation, shall remit such taxes on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws . (2) The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 8 . 6 (1) , is insufficient to make a distribution of at least 2 % of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 15 . 8 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth . The foregoing shall, however, not apply to a final payment in distribution hereunder . Section 8.7 Notice of Payment by Trustee Not less than 15 days’ notice shall be given in the manner provided in Section 14 . 2 by the Trustee to the Debentureholders of any payment to be made under this Article 8 . Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied . After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed . Section 8.8 Trustee May Demand Production of Debentures The Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 8 is made and may cause to be endorsed on the Certificated Debenture (if applicable), or may cause appropriate entries to be made in its records with respect to an Uncertificated Debenture, a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it as the Trustee shall deem sufficient . Section 8.9 Remedies Cumulative No remedy herein conferred upon or reserved to the Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall

- 75 - be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute. Section 8.10 Judgment Against the Corporation The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other monies owing hereunder . Section 8.11 Immunity of Directors, Officers and Others The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director or employee of the Corporation or holder of Common Shares in the capital of the Corporation or of any successor holder of Common Shares for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Debentures . ARTICLE 9 - SATISFACTION AND DISCHARGE Section 9.1 Cancellation and Destruction All Debentures shall forthwith after payment thereof be delivered to the Trustee and cancelled by it . All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Corporation, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed . Section 9.2 Non - Presentation of Debentures In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal of, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require : (a) the Corporation shall be entitled to pay or deliver to the Trustee and direct it to set aside ; or (b) in respect of monies or Common Shares in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Trustee to set aside ; or (c) if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside ; subject always to the provisions of Section 9.3 , the principal, premium (if any), interest or Common Shares, as the case may be, in trust, without interest thereon from the date on which such

- 76 - principal, premium (if any), interest or Common Shares became payable, either in the deposit department of the Trustee or in a chartered bank (which may, but need not be, an affiliate of the Trustee), to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture ; and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the monies so paid and set aside, or to take delivery out of the Common Shares so set aside or substitutions therefor, or both, upon surrender and delivery of such holder’s Debenture, of the principal, premium (if any), interest payable in respect of such Debenture, plus all distributions (including unit distributions and distributions in kind), if any, on the Common Shares so set aside or substitutions therefor, arising after the date on which such Common Shares became payable, as applicable in respect of such Debenture, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder . Section 9 . 3 Repayment of Unclaimed Monies or Common Shares Subject to applicable law, in the event that any monies, or Common Shares, required to be set aside under Section 9 . 2 shall remain so set aside for a period of six years from the date of such setting aside such monies, or Common Shares or substitutions for Common Shares, together with any distributions (including unit distributions and distributions in kind) thereon, shall at the end of such period, upon the written request of the Corporation, be paid over or delivered over by the Trustee to the Corporation, and thereupon the Trustee shall not be responsible to Debentureholders for any amounts owing to them, shall be released from all further liability with respect to such monies or Common Shares, if applicable, and, subject to applicable law, thereafter the Debentureholder in respect of which such money or Common Shares,, if applicable, was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money or Common Shares, if applicable, due from the Corporation, subject to any limitation or prescription period provided by the laws of the Province of Québec . Notwithstanding the foregoing, the Trustee will, upon receipt of written request from the Corporation, pay any remaining funds prior to the expiry of six years after the setting aside described in Section 9 . 4 to the Corporation upon receipt from the Corporation, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds . If the remaining funds are paid to the Corporation prior to the expiry of six years after such setting aside, the Corporation shall remit to the Trustee upon demand any amounts so set aside which are required to be paid by the Trustee to a holder of a Debenture after the date of such payment of the remaining funds to the Corporation but prior to six years after such setting aside . Section 9 . 4 Discharge The Trustee shall at the written request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of, premium (if any) and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder (including payment of all outstanding costs, charges and expenses incurred by the Trustee under this Indenture) have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on

- 77 - amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof. Section 9.5 Satisfaction (1) The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable : (a) the Corporation has deposited or caused to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in cash or Common Shares sufficient to pay, satisfy and discharge the entire amount of principal of, premium, if any, and interest, if any, to maturity, or any repayment date, or any Change of Control Purchase Date, or upon conversion or otherwise as the case may be, of such Debentures ; (b) the Corporation has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on such Debentures : (i) if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Common Shares, if applicable ; or (ii) if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Common Shares, if applicable ; as will, together with the income to accrue thereon and reinvestment thereof, be sufficient in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants, to pay and discharge the entire amount of principal of, premium, if any on, and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures ; or (c) all Debentures Authenticated and delivered (other than (i) Debentures which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2 . 10 and (ii) Debentures for whose payment has been deposited in trust and thereafter repaid to the Corporation as provided in Section 9 . 3 ) have been delivered to the Trustee for cancellation ; so long as in any such event:

- 78 - (d) the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Trustee for the payment of all other sums payable or which may be payable with respect to all of such Debentures (together with all applicable compensation and expenses of the Trustee in connection with the payment of such Debentures) ; and (e) the Corporation has delivered to the Trustee an Officer’s Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with . Any deposits with the Trustee referred to in this Section 9 . 5 shall be irrevocable, subject to Section 9 . 6 , and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, premium, if any, and interest on the Debentures being satisfied . (2) Upon the satisfaction of the conditions set forth in this Section 9 . 5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Article 2 and Article 4 and the provisions of Article 1 pertaining to Article 2 and Article 4 ) or any indemnification provisions of the Trustee hereunder) shall no longer be binding upon or applicable to the Corporation . (3) Any funds or obligations deposited with the Trustee pursuant to this Section 9 . 5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made . (4) For greater certainty, if any amount deposited with the Trustee pursuant to this Section 9 . 5 (or any portion thereof) is subject to withholding taxes, the Trustee based on the direction of the Corporation shall remit such taxes on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws . (5) If the Trustee is unable to apply any money or securities in accordance with this Section 9 . 5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation’s obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9 . 5 until such time as the Trustee is permitted to apply all such money or securities in accordance with this Section 9 . 5 , provided that if the Corporation has made any payment in respect of principal of, premium, if any, or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Trustee . Section 9 . 6 Continuance of Rights, Duties and Obligations (1) Where trust funds or trust property have been deposited pursuant to Section 9 . 5 , the holders of Debentures and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Article 2 and Article 4 .

- 79 - (2) In the event that, after the deposit of trust funds or trust property pursuant to Section 9 . 5 in respect of a series of Debentures (the “ Defeased Debentures ”), any holder of any of the Defeased Debentures from time to time converts its Debentures to Common Shares or other securities of the Corporation in accordance with Section 2 . 5 (in respect of Initial Debentures or the comparable provision of any other series of Debentures), Article 6 or any other provision of this Indenture, the Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation from time to time the proportionate amount of the trust funds or other trust property deposited with the Trustee pursuant to Section 9 . 5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures and accrued and unpaid interest thereon being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures and all accrued and unpaid interest thereon) . (3) In the event that, after the deposit of trust funds or trust property pursuant to Section 9 . 5 in respect of a series of Defeased Debentures, the Corporation is required to make a Change of Control Offer to purchase any outstanding Debentures pursuant to Section 2 . 5 (11) (in respect of Initial Debentures or the comparable provision of any other series of Debentures), in relation to Initial Debentures or to make an offer to purchase Debentures pursuant to any other similar provisions relating to any other series of Debentures, the Corporation shall be entitled to use any trust money or trust property deposited with the Trustee pursuant to Section 9 . 5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Corporation the Offer Price payable to such holders in respect of such Change of Control Offer in respect of Initial Debentures (or the total offer price payable in respect of an offer relating to any other series of Debentures) . Upon receipt of a Written Direction from the Corporation, the Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Trustee pursuant to Section 9 . 5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer to the Corporation (which amount shall be based on the applicable principal amount of the Defeased Debentures and accrued and unpaid interest thereon held by accepting offerees in relation to the aggregate outstanding principal amount of all the Defeased Debentures and all accrued and unpaid interest thereon) . ARTICLE 10 - COMMON SHARE INTEREST PAYMENT ELECTION Section 10.1 Common Share Interest Payment Election (1) Subject to the provisions of any series of Debentures, any applicable regulatory approval and the prior written approval of the TSX, the Corporation shall have the right, from time to time (including following conversion, at the time of redemption or at the time of maturity), to make a Common Share Interest Payment Election in respect of any Interest Obligation by delivering a Common Share Interest Payment Election Notice to the Trustee no later than the earlier of : (a) the date required by applicable law or the rules of any stock exchange on which the Debentures or Common Shares are then listed ; and (b) the day which is 15 Business Days prior to the Interest Payment Date to which the Common Share Interest Payment Election relates . Such Common Share Interest Payment Election Notice shall provide that all or a portion of such Interest Obligation may be paid by the Corporation in Common Shares by the delivery of Common Shares to the Trustee in an amount equal to (A) the amount of interest payable pursuant to such Interest Obligation divided by (B) a price per share equal to the Current Market Price of the Common Shares on the

- 80 - TSX (or such other stock exchange where the majority of trading volume occurs) immediately preceding the Interest Payment Date . (2) The Corporation’s right to exercise the Common Share Interest Payment Election shall be conditional upon the following conditions being met on or before 3 : 00 p . m . (Toronto time) on the day which is one Business Day prior to the Interest Payment Date, such conditions being in favour of the Debentureholders : (a) the issuance of the Common Shares on the exercise of the Common Share Interest Payment Election shall be made in accordance with Applicable Securities Legislation and such Common Shares shall be issued as Freely - Tradeable Common Shares ; (b) the listing of such additional Freely - Tradeable Common Shares on each stock exchange on which the Common Shares are then listed ; (c) no Event of Default shall have occurred and be continuing; and (d) the receipt by the Trustee of an Officers’ Certificate stating that conditions (a), (b) and (c) above have been satisfied and setting forth (A) the number of Common Shares to be delivered for each $ 1 , 000 principal amount of Debentures ; (B) the amount of interest payable on such Interest Payment Date, and (C) the Current Market Price as of the day which is 5 Business Days prior to the Interest Payment Date . If the foregoing conditions are not satisfied on or before 3 : 00 p . m . (Toronto time) on the Business Day prior to the Interest Payment Date, the Corporation shall pay the interest payable on the Debentures on such Interest Payment Date for which a Common Share Interest Payment Election was made in accordance with Section 2 . 16 , unless the Debentureholders waive the conditions which are not satisfied by way of Extraordinary Resolution . (3) In the event that the Corporation duly exercises its Common Share Interest Payment Election, the Corporation shall on or before 3 : 00 p . m . (Toronto time) on the Business Day immediately prior to the Interest Payment Date, deliver to the Trustee, for delivery to and on account of the registered holders of such Debentures appearing on the registers maintained by the Trustee at the close of business on the fifth Business Day prior to the applicable Interest Payment Date (the “ Entitled Debentureholders ”), the Freely - Tradeable Common Shares to which such holders are entitled . The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with the Common Share Interest Payment Election . Every such deposit shall be irrevocable . From the certificates so deposited, the Trustee shall deliver to such Debentureholders the certificates to which they are entitled . The delivery of such certificates to the Trustee will satisfy and discharge the liability of the Corporation for the Interest Obligation to which the delivery of certificates relates (including the amount of any Common Shares sold to pay applicable withholding taxes in accordance with Section 10 . 1 (8) ), and such Common Shares will represent full satisfaction of such Interest Obligation and such holders will have no further recourse to the Corporation in respect of such Interest Obligation .

- 81 - (4) No fractional Freely - Tradeable Common Shares shall be delivered upon the exercise of the Common Share Interest Payment Election but, in lieu thereof, the Corporation shall pay to the Trustee for the account of the Entitled Debentureholders, at the time contemplated in Section 10 . 1 (3), the cash equivalent thereof determined on the basis of the Current Market Price as of the Business Day prior to the Interest Payment Date (less applicable withholding tax, if any), provided, however, that the Corporation shall not be required to make any payment of less than $ 5 . 00 . (5) A holder shall be treated as the shareholder of record of the Freely - Tradeable Common Shares issued on due exercise by the Corporation of its Common Share Interest Payment Election effective immediately after the close of business on the Interest Payment Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Trustee receives the same, it shall hold the same in trust for the benefit of such holder . (6) The Corporation shall at all times reserve and keep available out of its authorized Common Shares, solely for the purpose of issue and delivery upon the exercise of the Common Share Interest Payment Election as provided herein, and shall issue to Debentureholders to whom Freely - Tradeable Common Shares will be issued pursuant to exercise of the Common Share Interest Payment Election, such number of Freely - Tradeable Common Shares as shall be issuable in such event . All Freely - Tradeable Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non - assessable . (7) The Corporation shall from time to time promptly pay, or make provision satisfactory to the Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely - Tradeable Common Shares to holders upon exercise of the Common Share Interest Payment Election pursuant to the terms of the Debentures and of this Indenture . (8) If the Corporation makes a Common Share Interest Payment Election in accordance with this Section 10 . 1 and if the payment represented by the Freely - Tradable Common Shares issuable in satisfaction of the Interest Obligation is subject to withholding taxes and the amount of the cash payment, if any, of the principal amount due on maturity, if such maturity is concurrent with the interest payment, is insufficient to satisfy such withholding taxes, the Trustee, on the written direction of the Corporation but for the account of the holder : (a) shall cause to be sold, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely - Tradeable Common Shares issued by the Corporation for this purpose, such number of Freely - Tradeable Common Shares that, together with any cash component of the principal amount due on maturity, if such maturity is concurrent to the interest payment, is sufficient to yield net proceeds (after payment of all costs) to cover the amount such withholding taxes ; and (b) shall remit such amount withheld on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws .

- 82 - ARTICLE 11 - SUCCESSORS Section 11.1 Corporation may Consolidate, etc., Only on Certain Terms (1) The Corporation may not, without the consent of the holders of the Debentures by Extraordinary Resolution hereunder, consolidate with or amalgamate or merge with or into any Person (other than a directly or indirectly wholly - owned Subsidiary of the Corporation) or sell, convey, transfer or lease all or substantially all of the properties and assets of the Corporation to another Person (other than a directly or indirectly wholly - owned Subsidiary of the Corporation) unless : (a) the Person formed by such consolidation or into which the Corporation is amalgamated, arranged or merged, or the Person which acquires by sale, conveyance, transfer or lease all or substantially all of the properties and assets of the Corporation is a corporation, organized and existing under the laws of Canada or any province or territory thereof or the laws of the United States or any state thereof and such corporation (if other than the Corporation or the continuing corporation resulting from the amalgamation of the Corporation with another corporation under the laws of Canada or any province or territory thereof) expressly assumes, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee (relying on the opinion of Counsel), the obligations of the Corporation under the Debentures and this Indenture and the performance or observance of every covenant and provision of this Indenture and the Debentures required on the part of the Corporation to be performed or observed and the conversion rights shall be provided for in accordance with Article 6 , by supplemental indenture satisfactory in form to the Trustee, executed and delivered to the Trustee, by the Person (if other than the Corporation or the continuing corporation resulting from the amalgamation, arrangement or merger of the Corporation with or into another corporation under the laws of Canada or any province or territory thereof) formed by such consolidation or into or with which the Corporation shall have been amalgamated, arranged or merged or by the Person which shall have acquired the Corporation’s assets ; (b) after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing ; and (c) if the Corporation or the continuing corporation resulting from the amalgamation, arrangement or merger of the Corporation with another Person under the laws of Canada or any province or territory thereof or the laws of the United States or any state thereof will not be the resulting, continuing or surviving corporation, the Corporation shall have, at or prior to the effective date of such consolidation, amalgamation, arrangement, merger or sale, conveyance, transfer or lease, delivered to the Trustee an Officer’s Certificate and an opinion of Counsel, each stating that such consolidation, amalgamation, arrangement, merger or transfer complies with this Article and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with this Article, and

- 83 -

that all conditions precedent herein provided for relating to such transaction have been complied with.

(2) For purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or a series of related transactions) of the properties or assets of one or more Subsidiaries of the Corporation (other than to the Corporation or another wholly-owned Subsidiary of the Corporation), which, if such properties or assets were directly owned by the Corporation, would constitute all or substantially all of the properties and assets of the Corporation and its Subsidiaries, taken as a whole, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation.

Section 11.2 Successor Substituted

Upon any consolidation of the Corporation with, or amalgamation, arrangement or merger of the Corporation with or into, any other Person or any sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation and its Subsidiaries, taken as a whole, in accordance with Section 11.1, the successor Person formed by such consolidation or into or with which the Corporation is amalgamated, arranged or merged or to which such sale, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Indenture with the same effect as if such successor Person had been named as the Corporation herein, and thereafter, except in the case of a lease, and except for obligations the predecessor Person may have under a supplemental indenture entered into pursuant to Section 11.1(1)(c), the predecessor Person shall be relieved, released and discharged of all obligations, liabilities, undertakings and covenants under this Indenture and the Debentures, and the Trustee may execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 12 - COMPULSORY ACQUISITION

Section 12.1 Definitions in this Article 12:

(1) "**acting jointly or in concert**" shall have the meaning set forth in National Instrument 62-104 – *Take-over Bids and Issuer Bids*;

(2) "**Affiliate**" and "**Associate**" shall have their respective meanings set forth in the *Securities Act* (Québec);

(3) "**Debenture Offer**" means an offer to acquire outstanding Debentures, which is a takeover bid for Debentures within the meaning ascribed thereto in National Instrument 62-104 – *Take-over Bids and Issuer Bids* if the Debentures were considered equity securities, where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror's Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(4) "**Dissenting Debentureholders**" means a Debentureholder who does not accept a Debenture Offer referred to in Section 12.2 and includes any assignee of the Debenture of a

- 84 - Debentureholder to whom such a Debenture Offer is made, whether or not such assignee is recognized under this Indenture; (5) “ offer to acquire ” includes an acceptance of an offer to sell ; (6) “ Offeror ” means a person, or two or more persons acting jointly or in concert, who make a Debenture Offer to acquire Debentures ; (7) “ Offeror’s Debentures ” means Debentures beneficially owned, or over which control or direction is exercised, on the date of a Debenture Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person or company acting jointly or in concert with the Offeror ; and (8) “ Offeror’s Notice ” means the notice described in Section 12 . 3 . Section 12.2 Debenture Offer for Debentures If a Debenture Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and : (a) within the time provided in the Debenture Offer for its acceptance or within 105 days after the date the Debenture Offer is made, whichever period is the shorter, the Debenture Offer is accepted by Debentureholders representing at least 90 % of the outstanding principal amount of the Debentures, other than the Offeror’s Debentures ; (b) the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Debenture Offer ; (c) the Offeror complies with Sections 12.3 and 12.5 ; and (d) the Debenture Offer complies with applicable securities laws (including any applicable requirements of the U . S . Securities Exchange Act) ; then the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholders for the same consideration per Debenture payable or paid, as the case may be, under the Debenture Offer . Section 12.3 Offeror’s Notice to Dissenting Shareholders Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 12 . 2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of the expiry of the Debenture Offer a notice (the “ Offeror’s Notice ”) to each Dissenting Debentureholder stating that : (a) Debentureholders holding at least 90 % of the principal amount of all outstanding Debentures, other than Offeror’s Debentures, have accepted the Debenture Offer ; (b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Debenture Offer ;

- 85 - (c) Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Debenture Offer within 21 days after the date of the sending of the Offeror’s Notice ; and (d) Dissenting Debentureholders must transfer their respective Debentures to the Trustee within 21 days after the date of the sending of the Offeror’s Notice . Section 12.4 Delivery of Debenture Certificates A Dissenting Debentureholder to whom an Offeror’s Notice is sent pursuant to Section 12 . 3 shall, within 21 days after the sending of the Offeror’s Notice, provide instruction to transfer his or her Debenture to the Trustee or in the case of Certificated Debentures, send his or her Debenture certificate(s) to the Trustee duly endorsed for transfer . Section 12.5 Payment of Consideration to Trustee Within 21 days after the Offeror sends an Offeror’s Notice pursuant to Section 12 . 3 , the Offeror shall pay or transfer to the Trustee, or to such other Person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 12 . 2 . The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer . Section 12.6 Consideration to be held in Trust The Trustee, or the Person directed by the Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 12 . 5 . The Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate . Section 12.7 Completion of Transfer of Debentures to Offeror Within 30 days after the date of the sending of an Offeror’s Notice pursuant to Section 12 . 3 , the Trustee, if the Offeror has complied with Section 12 . 5 , shall : (a) do all acts and things and execute and cause to be executed all instruments as in the Trustee’s opinion may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror ; (b) send to each Dissenting Debentureholder who has complied with Section 12 . 4 the consideration to which such Dissenting Debentureholder is entitled under this Article 12 net of applicable withholding taxes ; and (c) send to each Dissenting Debentureholder who has not complied with Section 12 . 4 a notice stating that : (i) his or her Debentures have been transferred to the Offeror;

- 86 - (ii) the Trustee or some other Person designated in such notice are holding in trust the consideration for such Debentures; and (iii) the Trustee, or such other Person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder’s Debenture Certificate(s) or such other documents as the Trustee or such other Person may require in lieu thereof ; and the Trustee is hereby appointed the agent, mandatary and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions including without limitation the power and authority to execute such transfers as may be necessary or desirable in respect of the book - entry only registration system or the non - certificated inventory system of the Depositary . Section 12.8 Communication of the Debenture Offer to the Corporation A Debenture Offeror cannot make a Debenture Offer for Debentures unless, concurrent with the communication of the Debenture Offer to any Debentureholder, a copy of the Debenture Offer is provided to the Corporation and the Trustee . ARTICLE 13 - MEETINGS OF DEBENTUREHOLDERS Section 13.1 Right to Convene Meeting The Trustee or the Corporation may at any time and from time to time, and the Trustee shall, on receipt of a Written Direction of the Corporation or a written request signed by the holders of not less than 25 % of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders . In the event of the Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting . Every such meeting shall be held in Toronto, Ontario, or at such other place as may be approved or determined by the Trustee . Any meeting held pursuant to this Article 13 may be done through a virtual or electronic meeting platform, subject to the Trustee’s capabilities at the time . Section 13.2 Notice of Meetings (1) At least 21 days’ notice of any meeting shall be given to the Debentureholders in the manner provided in Section 14 . 2 and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it . Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article . The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting . A holder may waive notice of a meeting either before or after the meeting .

- 87 - (2) If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 13 . 15 , especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Section 13 . 2 (3) and (4) ), then : (a) a reference to such fact, indicating each series of Debentures in the opinion of Counsel so especially affected (hereinafter referred to as the “ especially affected series ”) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a “ Serial Meeting ” ; and (b) the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 13 . 15 unless in addition to compliance with the other provisions of this Article 13 : (i) at such Serial Meeting : (A) there are Debentureholders present in person or by proxy and representing at least 25 % in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 13 as to quorum at adjourned meetings ; and (B) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 75% ) of the principal amount of the Debentures of such series present in person or represented by proxy at such Serial Meeting ; or (ii) in the case of action taken or power exercised by instrument in writing under Section 13 . 15 , such instrument is signed in one or more counterparts by the holders of not less than 75 % in principal amount of the Debentures of such series then outstanding . (3) Subject to Section 13 . 2 (4) , the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 13 . 15 , especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Trustee and the Corporation for all purposes hereof . (4) A proposal : (a) to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion or repayment right thereof ; (b) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding ; or

- 88 - (c) to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 13.2 or Sections 13.4 , 13.12 and 13.15 ; shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series . Section 13.3 Chair Some person, who need not be a Debentureholder, nominated in writing by the Trustee shall be chair of the meeting and if no Person is so nominated, or if the Person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some Person present to be chair . Section 13.4 Quorum Subject to the provisions of Section 13 . 2 , at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25 % in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25 % of the Debentures then outstanding of each especially affected series . If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place to the extent possible and no notice shall be required to be given in respect of such adjourned meeting . At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 13 . 2 , constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25 % of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series . Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same . No business shall be transacted at any meeting unless the required quorum is present at the commencement of business . Section 13.5 Power to Adjourn The chair of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe . Section 13.6 Show of Hands Every question submitted to a meeting shall, subject to Section 13 . 7 , be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided . At any such meeting, unless a poll

- 89 - is duly demanded as herein provided, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact . The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him . Section 13.7 Poll On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chair or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chair shall direct . Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll . Section 13.8 Voting On a show of hands, every Person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote . On a poll, each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $ 1 , 000 principal amount of Debentures of which he shall then be the holder . In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable nominal noon rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting . Any fractional amounts resulting from such conversion shall be rounded to the nearest $ 100 . A proxy need not be a Debentureholder . In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders . Section 13.9 Proxies A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative . The Corporation (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters : (a) the setting of a record date for a meeting of Debentureholders for the purpose of determining Debentureholders entitled to receive notice of and note at such meeting ; (b) the voting by proxy by Debentureholders and the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be

- 90 - executed and the production of the authority of any person signing on behalf of a Debentureholder; (c) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited ; (d) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or sent by other electronic means before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting ; and (e) generally for the calling of meetings of Debentureholders and the conduct of business at such meeting . Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted . The Trustee may dispense with any such deposit and permit Debentureholders to make proof of ownership in such other manner, if any, as the Trustee may approve . Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies . Section 13.10 Persons Entitled to Attend Meetings The Corporation and the Trustee, by their respective officers and directors, the Auditors of the Corporation and the legal advisors of the Corporation, the Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such . Section 13.11 Powers Exercisable by Extraordinary Resolution (1) In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution (subject in the case of the matters in paragraphs (a) to (d) and (l) to the prior approval of the TSX or such other recognized stock exchange on which the Common Shares are listed for trading) : (a) power to authorize the Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue ; (b) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Trustee (with its consent)

- 91 - against the Corporation, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise; (c) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission ; (d) power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation, arrangement, combination or merger of the Corporation with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 11 . 1 shall have been complied with ; (e) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority ; (f) power to waive, and direct the Trustee to waive, any default hereunder and/or cancel any declaration made by the Trustee pursuant to Section 8 . 1 either unconditionally or upon any condition specified in such Extraordinary Resolution ; (g) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder ; (h) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8 . 5 , of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith ; (i) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation ; (j) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee . The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee . Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing

- 92 - it and the members need not be themselves Debentureholders . Every such committee may elect its chair and may make regulations respecting its quorum, the calling of its meetings and the filling of vacancies occurring in its number and its procedure generally . Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum . All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders . Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith ; (k) power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture ; (l) power to sanction the exchange of the Debentures for or the conversion thereof into shares, bonds, debentures or other securities or obligations of the Corporation or of any other Person formed or to be formed ; (m) power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 13 . 11 (1) ; and (n) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to clause Section 13 . 11 (1)(i) . (2) Notwithstanding the foregoing provisions of this Section 13 . 11 , none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 5 which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Senior Creditors . Section 13.12 Meaning of “Extraordinary Resolution” (1) The expression “ Extraordinary Resolution ” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25 % of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25 % of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 75 % of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 75 % of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution, or rendered by instruments in writing signed by the holders of not less than 75 % of the principal amount of the Debentures outstanding, or 75 % of the principal amount of the Debentures of each especially affected series then outstanding, as the case may be .

- 93 - (2) If, at any such meeting, the holders of not less than 25 % of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25 % of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chair . Not less than 10 days’ notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 14 . 2 Such notice may be given prior to the convening of the original meeting, in anticipation of no quorum being present thereat, in which event it shall state that it is to have effect only if the original meeting is adjourned for lack of a quorum . Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum . At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 75 % of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 75 % of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25 % in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25 % of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting . (3) Votes on an Extraordinary Resolution at a meeting of Debentureholders shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary . Section 13.13 Powers Cumulative Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time . Section 13.14 Minutes Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chair of the meeting at which such resolutions were passed or proceedings had, or by the chair of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken .

- 94 - Section 13.15 Instruments in Writing All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 75 % of the principal amount of all the Debentures outstanding and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 75 % of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression “ Extraordinary Resolution ” when used in this Indenture shall include an instrument so signed . Section 13.16 Binding Effect of Resolutions Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 13 . 15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing . Section 13.17 Evidence of Rights Of Debentureholders (1) Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders . (2) The Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper . Section 13.18 Concerning Serial Meetings If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 13 . 15 , does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 13 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series . Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series . ARTICLE 14 - NOTICES Section 14.1 Notice to Corporation Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at : 1744 William Street, Suite 200 , Montréal, Québec, H 3 J 1 R 4 , Attention : Chief Executive Officer, or by email to ppascali@pyrogenesis . com, and a copy delivered to Osler, Hoskin & Harcourt LLP, 1000 De La Gauchetière Street West, Suite 2100 , Montréal, Québec, H 3 B 4 W 5 , Attention : Bastien Gauthier, or by email to bgauthier@osler . com

- 95 - or if given by certified or first class letter, registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three Business Days following the mailing thereof . The Corporation may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture . Section 14.2 Notice to Debentureholders (1) All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three Business Days following the day of mailing . Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon . (2) If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in an English language daily newspaper of general circulation in Canada and in a French language daily newspaper of general circulation in the Province of Quebec . (3) Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required . (4) All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any persons interested in such Debenture . Section 14.3 Notice to Trustee Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered, receipt confirmed, to the Trustee at its principal office in the City of Montreal at : 1701 - 1190 Avenue des Canadiens - de - Montréal, Montréal, Québec, H 3 B 0 G 7 , Attn : Regional Director, Corporate Trust or by email : tsxtcorporatetrust@tmx . com , and shall be deemed to have been effectively given as of the date of such receipt confirmation or if given by registered letter postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof . Section 14.4 Mail Service Interruption If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14 . 3 , such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14 . 3 .

- 96 - ARTICLE 15 - CONCERNING THE TRUSTEE Section 15.1 Replacement of Trustee (1) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 90 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient . The Corporation shall have the power at any time on notice in writing to the Trustee to, and the Debentureholders, in accordance with Section 13 . 11 (1)(k), shall have the power at any time to, remove the existing Trustee and to appoint a new or successor Trustee . In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new debenture trustee unless a new Trustee has already been appointed by the Debentureholders . Failing such appointment by the Corporation, the retiring Trustee or any Debentureholder may apply at the Corporation’s expense to a judge of the Superior Court of Québec on such notice as such judge may direct, for the appointment of a new Trustee, but any new debenture trustee so appointed by the Corporation or by such court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new debenture trustee shall be effective only upon such new debenture trustee becoming bound by this Indenture . Any new debenture trustee appointed under any provision of this Section 15 . 1 shall be a corporation authorized to carry on the business of a trust company in all of the provinces and territories of Canada . On any new appointment, the new debenture trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee . (2) Any company into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, or any company which shall purchase all or substantially all of the corporate trust book of business of the Trustee, shall be the successor trustee under this Indenture without the execution of any instrument or any further act . Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act, upon payment of its reasonable fees and expenses, shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and, upon receipt by the Trustee of payment in full for any outstanding charges due to it, shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place . Should any deed, conveyance or instrument in writing from the Corporation be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Corporation . Section 15.2 Duties of Trustee In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith, with a view to the best interests of the Debentureholders, and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances .

- 97 - Section 15.3 Reliance Upon Declarations, Opinions, etc. In the exercise of its rights, duties and obligations hereunder, the Trustee may, if acting in good faith, act and rely on and shall be protected in so acting and relying upon, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates or other evidence furnished to the Trustee pursuant to any covenant, condition or requirement of this Indenture or applicable law or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 15 . 4 , if applicable, and with any other applicable requirements of this Indenture . In connection with the foregoing, the Trustee shall be protected in acting and relying upon any statutory declarations, opinions, reports or certificates received either in facsimile or by e - mail of a pdf form . The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable . Without restricting the foregoing, the Trustee may rely on an opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation . Section 15.4 Evidence and Authority to Trustee, Opinions, etc. (1) In addition to any other provisions of this Indenture, the Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the Authentication and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 15 . 4 , or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice . (2) Such evidence shall consist of (a) a certificate made by any one officer or director of the Corporation, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture ; (b) in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture ; and (c) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture .

- 98 - (3) Whenever such evidence relates to a matter other than the Authentication and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employee of the Corporation it shall be in the form of a statutory declaration . Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section . (4) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied . (5) The Corporation shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, its certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non - compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non - compliance . The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture . (6) Proof of the execution of an instrument in writing, including a request by any Debentureholder, may, at the request of the Trustee, be made by the certificate of a notary, solicitor or commissioner of oaths, or other officer with similar powers, that the person signing such instrument acknowledged to him or her the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate, acting reasonably, and in respect of a corporate Debentureholder, shall include a certificate of incumbency of such Debentureholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument . Section 15.5 Officer’s Certificates Evidence Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officer’s Certificate .

- 99 - Section 15.6 Experts, Advisers and Agents The Trustee may: (a) consult with, employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and shall not be responsible for any negligence or misconduct on the part of any of them and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid . The reasonable costs of such services shall be added to and become part of the Trustee’s remuneration hereunder ; and (b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the determination and discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Corporation . The Corporation shall pay or reimburse the Trustee for any reasonable fees, expenses and disbursements of such counsel or advisors . Section 15.7 Trustee May Deal in Debentures Subject to Section 15 . 2 , the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby . Section 15.8 Investment of Monies Held by Trustee Until released in accordance with this Agreement, monies held by the Trustee shall be kept segregated in the records of the Trustee and shall be deposited in one or more interest - bearing trust accounts to be maintained by the Trustee in the name of the Trustee at one or more banks having a Standard and Poors Issuer Credit rating of AA - or above (an “ Approved Bank ”) . All amounts held by the Trustee pursuant to this Agreement shall be held by the Trustee pursuant to the term of this Agreement and shall not give rise to a debtor - creditor or other similar relationship . The amounts held by the Trustee pursuant to this Agreement are at the sole risk of Corporation and, without limiting the generality of the foregoing, the Trustee shall have no responsibility or liability for any diminution of the monies which may result from any deposit made with an Approved Bank pursuant to this Section 15 . 8 , including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity . The parties hereto acknowledge and agree that the Trustee will have acted prudently in depositing the monies at any Approved Bank, and that the Trustee is not required to make any further inquiries in respect of any such bank .

- 100 - Section 15.9 Trustee Not Ordinarily Bound Except as provided in Section 8 . 2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 15 . 2 , be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation’s business, unless the Trustee shall have been required to do so in writing by the holders of not less than 50 % of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 13 , and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing . Section 15.10 Trustee Not Required to Give Security The Trustee shall not be required to give any bond or security in respect of the execution or administration of the trusts and powers of this Indenture or otherwise in respect of the premises . Section 15.11 Trustee Not Bound to Act on Corporation’s Request Except as otherwise specifically provided in this Indenture, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine . Section 15.12 Conditions Precedent to Trustee’s Obligations to Act Hereunder (1) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Trustee, notice specifying the act, action or proceeding which the Trustee is required to take, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof . (2) None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur liability in the performance of any of its duties or in the exercise of any of its rights or powers, unless indemnified as aforesaid . (3) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them for which Debentures the Trustee shall issue receipts .

- 101 - Section 15.13 Authority to Carry on Business The Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 15 . 13 , it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 60 days after ceasing to be authorized to carry on the business of a trust company in any of the provinces of Canada, either become so authorized or resign in the manner and with the effect specified in Section 15 . 1 . Section 15.14 Compensation and Indemnity (1) The Corporation shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Corporation and the Trustee in Trustee’s Fee Letter, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed . The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust . (2) The Corporation hereby indemnifies and holds the Trustee and its affiliates, their successors and assigns, as well as its and their respective directors, officers, employees, affiliates and agents, harmless from and against any and all claims, demands, assessments, interest, penalties, actions, suits, proceedings, liabilities, losses, damages, costs and expenses, including, without limiting the foregoing, expert, consultant and counsel fees and disbursements on a solicitor and client basis, arising from or in connection with any actions or omissions that the Trustee or they take pursuant to this Indenture, provided that the Corporation need not reimburse any cost or expense or indemnify against any loss or liability incurred by the Trustee through or as a result of the Trustee’s gross negligence, willful misconduct, bad faith or fraud . For greater certainty, the Corporation agrees to indemnify and save harmless the Trustee against and from any present and future taxes, duties, assessments or other charges imposed or levied on behalf of any governmental authority having the power to tax arising from or in connection with any actions or omissions that the Trustee takes pursuant to this Indenture, provided that any such action or omission is without gross negligence, willful misconduct, bad faith or fraud . This indemnity shall survive the resignation or removal of the Trustee and the termination or discharge of this Indenture . The Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity . The Corporation shall defend the claim and the Trustee shall reasonably and in good faith co - operate in the defence . Neither the Corporation or the Trustee need to pay for any settlement made without its consent, which consent must not be unreasonably withheld . This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture . (3) Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Trustee shall not be liable under any circumstances for any (i) breach by any other party of the Applicable Securities Legislation, (ii) lost profits or (iii) indirect, incidental, exemplary, aggravated, punitive, consequential or special damages of any

- 102 - Person . Notwithstanding the foregoing or any other provision of this Indenture, any liability of the Trustee shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Corporation to the Trustee under this Indenture in the twelve (12) months immediately prior to the Trustee receiving the first notice of the claim . Section 15 . 15 Protection of Trustee It is expressly declared and agreed that the Trustee shall not : (a) have any duties except those expressly set forth herein; (b) be appointed receiver or receiver manager of the assets of the Corporation; (c) incur any liability whatsoever with respect to the delivery or non - delivery of any certificates whether delivered by hand, mail or any other means ; (d) be responsible or liable in any manner whatsoever for the deficiency, correctness, genuineness or validity of any securities deposited with it ; (e) be liable for or by reason of any statements of fact or recitals in this Indenture or in the Debenture Certificates or be required to verify the same, but all such statements (other than those relating specifically to the Trustee) or recitals are and shall be deemed to be made by the Corporation ; (f) be bound to give notice to any person or persons of the execution hereof; (g) incur any liability or responsibility whatsoever, or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation ; (h) be obliged to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto ; (i) be obliged to analyze any financial statements or other material, nor to evaluate the performance of the Corporation as indicated therein in any manner whatsoever; (j) be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property that may at any time be issued or delivered upon the exercise of the rights attaching to any Debenture ; (k) be responsible, in its capacity as Trustee hereunder, for any failure of the Corporation to issue, transfer or deliver Common Shares or certificates representing Common Shares upon the surrender of any Debentures for the purpose of the exercise of such rights ; (l) be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to

- 103 - do under the terms hereof ; nor shall the Trustee be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein .; and (m) be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, fraud, bad faith or willful misconduct . In addition to the foregoing: (n) in the event that any of the funds provided to the Trustee hereunder are received by it in the form of an uncertified cheque or bank draft, the Trustee shall be entitled to delay the time for release of such funds until such uncertified cheque has cleared the financial institution upon which the same is drawn, and the Trustee will disburse monies according to this Indenture only to the extent that monies have been deposited with it ; and (o) the forwarding of a cheque or the sending of funds by wire transfer by the Trustee will satisfy and discharge the liability of any amounts due to the extent of the sum represented thereby unless such cheque is not honoured on presentation, provided that in the event of the non - receipt of such cheque by the payee, or the loss or destruction thereof, the Trustee, upon being furnished with reasonable evidence of such non - receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque . Section 15.16 Acceptance of Trust The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth . Section 15.17 Third Party Interests Each party to this Indenture (in this paragraph referred to as a “representing party”) hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party ; or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party .

- 104 - Section 15.18 Anti - Money Laundering The Trustee shall retain the right not to act and shall not be liable for refusing to act if, the Trustee, due to a lack of information or instructions, or otherwise in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Indenture or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body . The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in noncompliance with any applicable anti - money laundering or anti - terrorist or sanctions legislation, regulation or guideline . Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non - compliance with any applicable anti - money laundering or anti - terrorist or sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice sent to the Corporation provided that (i) the Trustee’s written notice shall describe the circumstances of such non - compliance to the extent permitted by such applicable anti - money laundering or anti - terrorist or sanctions legislation, regulation or guideline ; and (ii) if such circumstances are rectified to the Trustee’s satisfaction within such 10 - day period, then such resignation shall not be effective . Section 15.19 Privacy Laws The Corporation acknowledges that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes : (a) to provide the services required under this Indenture and other services that may be requested from time to time; (b) to help the Trustee manage its servicing relationships with such individuals; (c) to meet the Trustee’s legal and regulatory requirements; and (d) if Social Insurance Numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes. Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Trustee shall make available on its website, www . tsxtrust . com , or upon request, including revisions thereto . The Trustee may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides . The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with federal and/or provincial legislation that addresses the protection of individuals’

- 105 - personal information (collectively, “ Privacy Laws ”) . Specifically, the Trustee agrees : (a) to have a designated chief privacy officer ; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry ; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved or as permitted by Privacy Laws ; (d) not to sell or otherwise improperly disclose personal information to any third party ; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification . Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures . Section 15 . 20 Force Majeure Neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, strikes, lockouts, epidemics, pandemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures) . Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section . Section 15 . 21 No Conflict of Interest The Trustee represents to the Corporation that, to the best of its knowledge, at the date of execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Trustee hereunder but if, notwithstanding the provisions of this Section 15 . 21 , such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder (or their validity or enforceability), shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 15 . 2 . The Corporation hereby acknowledges that the Trustee also serves as the transfer agent for the Common Shares . ARTICLE 16 - SUPPLEMENTAL INDENTURES Section 16.1 Supplemental Indentures From time to time the Trustee and, when authorized by a resolution of the directors of Corporation, the Corporation, may, subject to the provisions hereof and subject to the prior approval of the TSX or other applicable recognized stock exchange, as need be, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds

- 106 - or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes : (a) providing for the issuance of Additional Debentures under this Indenture; (b) adding to the covenants of the Corporation herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified ; (c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders ; (d) evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture ; and (e) giving effect to any Extraordinary Resolution passed as provided in Article 13 . Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture . The Corporation and the Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be made in accordance with applicable law in the United States without the consent or approval of the Debentureholders . Further, the Corporation and the Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Corporation provided for the issue of Debentures, providing that in the opinion of the Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby . Section 16 . 2 Regulatory Approvals Notwithstanding anything to the contrary in this Indenture, so long as the Debentures or the Common Shares are listed and posted for trading on the TSX, no indentures supplemental hereto or amendment to the terms of this Indenture may be made without the consent of the TSX where the rules of the TSX require such consent .

- 107 - ARTICLE 17 - EXECUTION AND FORMAL DATE Section 17.1 Execution This Indenture and any supplemental indenture provided for hereunder may be simultaneously executed (including by electronic signature) in several counterparts, and may be delivered by the transmission by email of a PDF . Each counterpart when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument .. Section 17.2 Formal Date For the purpose of convenience this Indenture may be referred to as bearing the formal date of July 21 , 2023 irrespective of the actual date of execution hereof .

- 108 - IN WITNESS WHEREOF, the parties have executed this Indenture as of the date first written above. PYROGENESIS CANADA INC. “P. Peter Pascali” By: Name: P. Peter Pascali Title: President and Chief Executive Officer TSX TRUST COMPANY “Haris Plastourgos” By: Name: Haris Plastourgos Title: Authorized Signatory “Nelia Andrade” By: Name: Nelia Andrade Title: Authorized Signatory

- 109 - Schedule A - Form of Initial Debenture UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE NOVEMBER 22 , 2023 . WITHOUT PRIOR WRITTEN APPROVAL OF TORONTO STOCK EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TORONTO STOCK EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL NOVEMBER 22 , 2023 . [If to a U . S . Debentureholder, add : “ THESE DEBENTURES AND THE SECURITIES DELIVERABLE UPON THE CONVERSION THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 , AS AMENDED (THE “U . S . SECURITIES ACT”), OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO PYROGENESIS INC . (THE “CORPORATION”) (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U . S . SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH (1) RULE 144 A UNDER THE U . S . SECURITIES ACT, IF AVAILABLE, OR (2) RULE 144 UNDER THE U . S . SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U . S . SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS ; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE CORPORATION MUST FIRST BE PROVIDED TO TSX TRUST COMPANY TO THE EFFECT THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U . S . SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS . THESE DEBENTURES MAY NOT BE CONVERTED IN THE UNITED STATES, OR BY OR FOR THE ACCOUNT OR BENEFIT OF, A U . S . PERSON OR A PERSON IN THE UNITED STATES, UNLESS THESE DEBENTURES AND THE COMMON SHARES ISSUABLE UPON CONVERSION THEREOF HAVE BEEN REGISTERED UNDER THE U . S . SECURITIES ACT AND THE APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE . “UNITED STATES” AND “U . S . PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U . S . SECURITIES ACT . ”] [If the Initial Debenture is issued in the form of a Global Debenture, add : “THIS DEBENTURE IS A GLOBAL DEBENTURE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF . THIS DEBENTURE MAY NOT BE

- 110 - TRANSFERRED TO OR EXCHANGED FOR DEBENTURES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE TRUST INDENTURE DATED AS OF JULY 21 , 2023 BETWEEN PYROGENESIS CANADA INC . AND TSX TRUST COMPANY (THE “INDENTURE”) . EVERY DEBENTURE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS DEBENTURE SHALL BE A GLOBAL DEBENTURE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE . UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC . (“CDS”) TO PYROGENESIS CANADA INC . OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO . , OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO . OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO . , HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE . ”] No. [ Ɣ ] Principal Amount $[3,030,000] PYROGENESIS CANADA INC. (a corporation incorporated under the federal laws of Canada) 10.0% UNSECURED CONVERTIBLE DEBENTURE DUE July 21, 2026 CUSIP: 74734TAB0 ISIN: CA74734TAB04 PYROGENESIS CANADA INC . (the “ Corporation ”) for value received hereby acknowledges itself indebted and, subject to the provisions of the debenture indenture (the “ Indenture ”) dated as of July 21 , 2023 between the Corporation and TSX Trust Company (the “ Trustee ”), promises (i) to pay to the registered holder hereof the principal amount hereof as shall become due in accordance with the provisions of the Indenture starting on February 21 , 2024 and on each of the twenty - nine (29) monthly anniversaries of such date, payable in arrears, with the last such payment date being July 21 , 2026 (any such date, a “ Monthly Maturity Date ”) (A) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Trustee in Toronto, Ontario in accordance with the terms of the Indenture or (B) by delivering that number

- 111 - of Freely - Tradable Common Shares to the holder of this Debenture that is equal to 1 / 30 th of the principal amount of this Debenture as at the issue date hereof divided by the Current Market Price as of the applicable Monthly Maturity Date, and (ii) subject as hereinafter provided, to pay interest on the principal amount hereof from, and including, the date hereof, or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 10 . 0 % per annum (based on a year of 360 days comprised of twelve 30 - day months), in like money, in arrears in (with the exception of the first interest payment which will include interest from the Issue Date to but excluding December 31 , 2023 , as set forth below, and the last interest payment date which will include interest from and including June 30 , 2026 to but excluding July 21 , 2026 ) semi - annual instalments (less any tax required by law to be deducted or withheld) on June 30 and December 31 in each year commencing on December 31 , 2023 , and the last payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the last Monthly Maturity Date) to fall due on the last Monthly Maturity Date or by delivering that number of Freely - Tradable Common Shares to the holder of this Debenture obtained by dividing such amount of interest by the Current Market Price in respect of such Interest Payment Date and, should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates . For certainty, the first interest payment on December 31 , 2023 will include interest accrued from and including the Issue Date to but excluding December 31 , 2023 and shall be equal to $ 44 . 44 per $ 1 , 000 principal amount of Initial Debentures . This Initial Debenture is one of the 10 . 0 % Unsecured Convertible Debentures (referred to herein as the “ Initial Debentures ”) of the Corporation issued or issuable in one or more series under the provisions of the Indenture . The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $ 5 , 000 , 000 in lawful money of Canada . Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents . The Initial Debentures are issuable only in denominations of $ 1 , 000 and integral multiples thereof . Upon compliance with the provisions of the Indenture, the Initial Debentures of any denomination may be exchanged for an equal aggregate principal amount of Initial Debentures in any other authorized denomination or denominations . The Corporation may, on notice as provided in the Indenture, at its option and (subject to any applicable regulatory approval), elect to satisfy the obligation to pay, in whole or in part, the portion principal amount of this Initial Debenture due on any Monthly Maturity Date by issuing and delivering that number of Freely Tradeable Common Shares to the holder of this Debenture obtained by dividing such portion of the principal amount of this Debenture that is being repaid by the Current Market Price in respect of such Monthly Maturity Date . Interest hereon shall be payable by wire, cheque, electronic transfer of funds or such other means as may be agreed to by the Trustee, to the registered holder hereof . Subject to the provisions of the Indenture, if payment is made by cheque, the mailing of such cheque shall, or if payment is made by wire or electronic transfer of funds, the making of such transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld and

- 112 - remitted to the proper authority), satisfy and discharge all liability for interest on this Initial Debenture . For greater certainty, if a holder of an Initial Debenture transfers its Initial Debenture or a portion thereof before the record date for the payment of interest on an Interest Payment Date, such holder shall not receive, on such Interest Payment Date, the interest accrued on the outstanding principal amount of such Initial Debenture (or portion thereof) so transferred (including any interest accrued in respect of principal repaid on any Monthly Maturity Dates occurring after the last Interest Payment Date and prior to such Interest Payment Date), and the holder on the record date of such Initial Debenture or such portion thereof shall receive the interest due on such Interest Payment Date (including any interest accrued in respect of principal repaid on any Monthly Maturity Dates occurring after the last Interest Payment Date and prior to such Interest Payment Date) . Subject to the provisions in the Indenture, the Corporation shall have the right (subject to any applicable regulatory approval and prior approval of the TSX), from time to time (including following conversion, at the time of redemption or at the time of maturity) to make a Common Share Interest Payment Election in respect of all or a portion of any Interest Obligation in an amount equal to (A) the amount of interest payable pursuant to such Interest Obligation divided by (B) a price per share equal to the Current Market Price in respect of the applicable Interest Payment Date . Any part, being $ 1 , 000 or an integral multiple thereof, of the principal (together with accrued and unpaid interest) of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination in excess of $ 1 , 000 , is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Trustee in Toronto, Ontario at any time and prior to the close of business on the earliest of (i) 5 : 00 p . m . (Toronto time) on the Business Day immediately preceding the Initial Debentures Final Maturity Date, or (ii) the Business Day immediately preceding the date specified by the Corporation for redemption of the Debentures upon a Change of Control (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at a conversion price of $ 1 . 005 (the “ Conversion Price ”) per Common Share, being a rate of 995 . 0249 Common Shares for each $ 1 , 000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture . Notwithstanding the foregoing, no Initial Debenture may be converted on June 30 and December 31 in each year, or during the five Business Days preceding such dates, as the register of the Trustee will be closed during such periods . The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified . No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest determined in accordance with the Indenture, provided, however, that the Corporation shall not be required to make any payment of less than $ 5 . 00 . If a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Debentures so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date and, for clarity, any interest payable on such Debentures will be for the account of the holder of record of such Debentures at the close of business on the relevant record date .

- 113 - This Initial Debenture may be redeemed for cash at the option of the Corporation on the terms and conditions set out in the Indenture at the Redemption Price therein and herein, provided that this Initial Debenture is not redeemable before January 21 , 2024 . On and after January 21 , 2024 and prior to the last Monthly Maturity Date, the Initial Debentures may be redeemed at the option of the Corporation at the redemption price equal to the principal amount of the Initial Debentures multiplied by 1 . 06 , plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, at the time of redemption, the Corporation shall pay to the holder accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture . Upon the occurrence of a Change of Control, the Corporation will be required to make an offer in writing to purchase, in whole or in part, the Debentures then outstanding (the “ Offer ”), on a date (the “ Offer Date ”) which is not later than 30 days following the date upon which the Corporation provides notice of the Change of Control to the Trustee as set out below, in accordance with the requirement of applicable Canadian securities laws, in lawful money of Canada at a price equal to 106 % of the principal amount thereof plus accrued and unpaid interest up to, but excluding, the Offer Date . If an Offer for all of the outstanding Debentures is made and, subject to the terms and conditions set out in the Indenture, the Offer is accepted by holders of Debentures representing at least 90 % of the outstanding principal amount of the Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror), and the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer, the Offeror will be entitled to acquire, for the same consideration per Debenture payable under the Offer, the Debentures held by Debentureholders who did not accept the Offer . The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter Authenticated and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed and each holder of this Debenture, by accepting the same, agrees to and shall be bound by Article 5 of the Indenture . These Initial Debentures and the Common Shares issuable upon conversion hereof have not been and will not be registered under the United States Securities Act of 1933 , as amended (the “ U . S . Securities Act ”), or the securities laws of any state of the United States . The Initial Debentures may not be converted by or for the account or benefit of a U . S . person or a person in the United States absent an exemption from the registration requirements of the U . S . Securities Act and applicable state securities laws . In addition, the Initial Debentures and Common Shares may only be offered and sold to a U . S . person or a person in the United States pursuant to an exemption from the registration requirements of the U . S . Securities Act and applicable state securities laws . “ U . S . person ” and “ United States ” are as defined in Regulation S under the U . S . Securities Act . The Indenture contains provisions whereby all holders of outstanding Debentures thereunder (or in certain circumstances, specific series of Debentures) will be bound by resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed

- 114 - by the holders of a specified majority of outstanding Debentures (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture . Further, in certain cases, the holders of more than 75 % of the principal amount of Debentures then outstanding may, on behalf of all Debentureholders, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe The Indenture contains provisions disclaiming any personal liability on the part of any past, present or future holders of Common Shares, officers, directors and employees of the Corporation or any successor in respect of any obligation or claim arising out of the Indenture or this Initial Debenture . This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in Toronto, Ontario and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate . No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation . Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof . This Initial Debenture shall not become obligatory for any purpose until it shall have been Authenticated by the Trustee under the Indenture . The Indenture and this Initial Debenture shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein . Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture . In the event of any conflict or inconsistency between the terms of this Initial Debenture and the Indenture, the terms of the Indenture shall prevail and take priority .

- 115 - IN WITNESS WHEREOF PYROGENESIS CANADA INC. has caused this Debenture to be signed by its authorized representative as of July 21, 2023. PYROGENESIS CANADA INC. By: Name: P. Peter Pascali Title: President and Chief Executive Officer

- 116 - TRUSTEE’S CERTIFICATE This Initial Debenture is one of the 10.0% Unsecured Convertible Debentures due July 21, 2026 referred to in the Indenture within mentioned. Dated: TSX TRUST COMPANY By: Name: Title: REGISTRATION PANEL (No writing hereon except by Trustee or other registrar) Signature of Trustee or Registrar In Whose Name Registered Date of Registration

- 117 - FORM OF ASSIGNMENT FOR VALUE RECEIVED , the undersigned hereby sells, assigns and transfers unto , whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $ principal amount hereof * ) of PYROGENESIS CANADA INC . standing in the name(s) of the undersigned in the register maintained by the Trustee with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises . Dated: Address of Transferee: (Street Address, City, Province and Postal Code) Social Insurance Number of Transferee, if applicable: *If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $ 1 , 000 or an integral multiple thereof), to be transferred . If the undersigned holder is transferring the Initial Debenture to, or for the account or benefit of, a U . S . Person or a person in the United States, please check this box . IF THIS BOX IS CHECKED, THE TRANSFEROR MUST COMPLETE AND DELIVER AN OPINION OF COUNSEL WHICH WILL NOT BE SUFFICIENT UNLESS IT IS IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION AND TRUSTEE) OR SUCH OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION AND TRUSTEE TO THE EFFECT THAT WITH RESPECT TO THE INITIAL DEBENTURES TO BE TRANSFERRED HAVE BEEN REGISTERED UNDER THE U . S . SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE . ܆ Certificates will not be registered or delivered to an address in the United States unless the above box is checked. If the box above is checked, holders are encouraged to consult with the Corporation and the Trustee in advance to determine that the legal opinion tendered in connection with the transfer will be satisfactory in form and substance to the Corporation and the Trustee . “United States” and “U.S. Person” are as defined in Rule 902 of Regulation S under the U.S. Securities Act. REASON FOR TRANSFER - For US Residents only (where the individual(s) or corporation receiving the securities is a US resident). Please select only one (see instructions below).

- 118 - Other (or no change in ownership) ܆ Private Sale ܆ Estate ܆ Gift ܆ Value per Debenture on the date of event: Date of Event (Date of gift, death or sale): Click or tap here to enter text. Click or tap to enter a date. ☐ CAD OR USD ܆ The signatures to this assignment must correspond with the names as written upon the face of this Debenture in every particular without alteration or any change whatsoever . The signatures must be guaranteed by a Schedule I Canadian chartered bank or by a member of a recognized Medallion Guarantee Program . Notarized or witnessed signatures are not acceptable as guaranteed signatures . The Guarantor must affix a stamp bearing the actual words : “SIGNATURE GUARANTEED” .. The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture . Signature of Guarantor Signature of transferring registered holder Authorized Officer Name of Institution

܆ ܆ - 119 - Schedule B - Form of Notice of Conversion PYROGENESIS CANADA INC. 10.00% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES CONVERSION NOTICE To: PYROGENESIS CANADA INC. Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated. The undersigned registered holder of 10 . 0 % Unsecured Convertible Debentures irrevocably elects to convert such Debentures (or $  principal amount thereof * ) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures and directs that the Common Shares in the capital of PyroGenesis Canada Inc . issuable upon a conversion be issued and delivered to the person indicated below . If Common Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned and the Form of Assignment must be completed and delivered in respect of such other person . If the Debentures are being converted by, or for the account or benefit of a U . S . person or a person in the United States, the undersigned represents, warrants and certifies as follows (one only) of the following must be checked) : (A) The undersigned has not been solicited to convert the Debentures by any person, or if the undersigned has been solicited to convert the Debentures, the undersigned has confirmed that no commission or remuneration has been or will be paid or given, directly or indirectly, for soliciting such conversion, and the undersigned acknowledges that the Corporation is relying on the registration exemption provided by Section 3 (a)(9) of the United States Securities Act of 1933 , as amended (the “ U . S . Securities Act ”), to issue the Common Shares ; OR (B) The undersigned has delivered to the Corporation and the Trustee an opinion of counsel reasonably satisfactory to the Corporation to the effect that an exemption from the registration requirements of the U . S . Securities Act and applicable state securities laws is available . (Note : If this box is to be checked, holders are encouraged to consult with the Corporation in advance to determine that the legal opinion tendered in connection with conversion will be satisfactory in form and substance to the Corporation . ) “United States” and “U.S. Person” are as defined in Rule 902 of Regulation S under the U.S. Securities Act.

- 120 - If the undersigned has checked Box A or B, and the undersigned has determined with the benefit of legal advice that the restrictions on transfer contained in the Indenture and the U . S . Legend are not required to be imposed on the beneficial interest of the undersigned in order to maintain compliance with the U . S . Securities Act, the undersigned has caused to be delivered to the Corporation and the Trustee, at the request of the Corporation or the Trustee, an opinion of counsel of recognized standing, in form and substance reasonably satisfactory to the Corporation, to the foregoing effect . ܆ Dated: (Signature of Registered Holder) * If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof). NOTE: If Common Shares are to be issued in the name of a Person other than the holder, the signature must be guaranteed by a Schedule I Canadian chartered bank or by a member of a recognized Medallion Guarantee Program . The Guarantor must affix a stamp bearing the actual words : “SIGNATURE GUARANTEED” . (Print name in which Common Shares are to be issued, delivered and registered) Name: Address (City, Province and Postal Code) Name of guarantor: Authorized Signature

- 121 - Schedule C - Form of Redemption Notice PYROGENESIS CANADA INC. 10.00% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES REDEMPTION NOTICE To: Holders of 10.00% Convertible Unsecured Debentures (the “ Debentures ”) of PyroGenesis Canada Inc. (the “ Corporation ”) Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated. Notice is hereby given pursuant to Section 4 . 3 of the debenture indenture (the “ Indenture ”) dated as of July 21 , 2023 between the Corporation and TSX Trust Company (the “ Trustee ”), that the aggregate principal amount of $  of the $  of Debentures outstanding will be redeemed as of  (the “ Redemption Date ”), upon payment of a redemption amount of $  for each $ 1 , 000 principal amount of Debentures, being equal to the aggregate of (i) $ 1 , 000 multiplied by 1 . 06 (the “ Redemption Price ”) ; and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively with the Redemption Price, the “ Redemption Payment Amount ”) . All payments made pursuant hereto will be net of all applicable withholding taxes . The Redemption Payment Amount will be payable upon presentation and surrender of the Initial Debentures called for redemption at the following corporate trust office : TSX Trust Company [address] Attention: Corporate Trust The interest upon the principal amount of Initial Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Payment Amount shall not be made on presentation for surrender of such Initial Debentures at the above - mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Payment Amount pursuant to the Indenture . DATED: PYROGENESIS CANADA INC. By: Name: P. Peter Pascali Title: President and Chief Executive Officer

- 122 - Schedule D – Form of Monthly Maturity Notice PYROGENESIS CANADA INC. 10.00% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES MONTHLY MATURITY NOTICE To: Holders of 10.00% convertible unsecured subordinated debentures due July 21, 2026 (the “ Initial Debentures ”) of PyroGenesis Canada Inc. (the “ Corporation ”) Note: All capitalized terms used herein have the meanings ascribed thereto in the Indenture (as defined below), unless otherwise indicated. Notice is hereby given pursuant to Section 2 . 5 (5) and Section 4 . 9 of the trust indenture dated July 21 , 2023 (the “ Indenture ”) between the Corporation and TSX Trust Company, as trustee (the “ Trustee ”), that $ of the principal amount of the Initial Debentures are due and payable as of (the “ Monthly Maturity Date ”), and the Corporation elects to satisfy its obligation to repay such portion of the principal amount of the Initial Debentures outstanding on the Monthly Maturity Date by issuing and delivering to the holders that number of Freely - Tradeable Common Shares equal to the number obtained by dividing such portion of the principal amount of the Initial Debentures to be repaid by the Current Market Price in respect of the Monthly Maturity Date . Any accrued and unpaid interest thereon up to (but excluding) the Monthly Maturity Date shall be paid in cash or by delivering Freely - Tradable Common Shares to the holder of this Debenture obtained by dividing such interest amount by the Current Market Price in respect of such Monthly Maturity Date . All payments made pursuant hereto will be net of all applicable withholding taxes . No fractional Common Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price in respect of the Monthly Maturity Date (less any tax required to be deducted, if any), provided, however, that the Corporation shall not be required to make any payment of less than $ 5 . 00 . In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Monthly Maturity Date, make delivery to the Trustee, at its principal trust office in Toronto, Ontario, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Freely Tradeable Common Shares, and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Common Shares, cash representing the balance of the principal amount, premium (if any) and interest due on the Maturity Date . DATED : PYROGENESIS CANADA INC . By: Authorized Signatory

- 123 -

Schedule E – Illustrative Calculation

PyroGenesis Canada Inc. (TSX: PYR)

Principal Repayment Schedule of Convertible Debentures (Maturing July 21, 2026)

1/30th Principal Repayment in ARREARS

		Principal Amount				Interest		
Month	Date	Beginning Principal	Repayment (Cash/Shares)	Conversion (Shares)	Outstanding Principal	Payable Date	Accrued Interest	Interest Payable
0	21-Jul-23	$3,030,000.00			$3,030,000.00		$25,250.00	
1	21-Aug-23	$3,030,000.00			$3,030,000.00		$25,250.00	
2	21-Sep-23	$3,030,000.00			$3,030,000.00		$25,250.00	
3	21-Oct-23	$3,030,000.00			$3,030,000.00		$25,250.00	
4	21-Nov-23	$3,030,000.00			$3,030,000.00		$25,250.00	
5	21-Dec-23	$3,030,000.00			$3,030,000.00	31-Dec-23	$8,416.67	$134,666.67
6	21-Jan-24	$3,030,000.00			$3,030,000.00		$25,250.00	
7	21-Feb-24	$3,030,000.00	($101,000.00)		$2,929,000.00		$25,250.00	
8	21-Mar-24	$2,929,000.00	($101,000.00)		$2,828,000.00		$24,408.33	
9	21-Apr-24	$2,828,000.00	($101,000.00)		$2,727,000.00		$23,566.67	
10	21-May-24	$2,727,000.00	($101,000.00)		$2,626,000.00		$22,725.00	
11	21-Jun-24	$2,626,000.00	($101,000.00)		$2,525,000.00	30-Jun-24	$6,565.00	$127,765.00
12	21-Jul-24	$2,525,000.00	($101,000.00)		$2,424,000.00		$21,041.67	
13	21-Aug-24	$2,424,000.00	($101,000.00)		$2,323,000.00		$20,200.00	
14	21-Sep-24	$2,323,000.00	($101,000.00)		$2,222,000.00		$19,358.33	
15	21-Oct-24	$2,222,000.00	($101,000.00)		$2,121,000.00		$18,516.67	
16	21-Nov-24	$2,121,000.00	($101,000.00)		$2,020,000.00		$17,675.00	
17	21-Dec-24	$2,020,000.00	($101,000.00)		$1,919,000.00	31-Dec-24	$5,611.11	$102,402.78
18	21-Jan-25	$1,919,000.00	($101,000.00)		$1,818,000.00		$15,991.67	
19	21-Feb-25	$1,818,000.00	($101,000.00)		$1,717,000.00		$15,150.00	
20	21-Mar-25	$1,717,000.00	($101,000.00)		$1,616,000.00		$14,308.33	
21	21-Apr-25	$1,616,000.00	($101,000.00)		$1,515,000.00		$13,466.67	
22	21-May-25	$1,515,000.00	($101,000.00)		$1,414,000.00		$12,625.00	
23	21-Jun-25	$1,414,000.00	($101,000.00)		$1,313,000.00	30-Jun-25	$3,535.00	$75,076.67
24	21-Jul-25	$1,313,000.00	($101,000.00)		$1,212,000.00		$10,941.67	
25	21-Aug-25	$1,212,000.00	($101,000.00)		$1,111,000.00		$10,100.00	
26	21-Sep-25	$1,111,000.00	($101,000.00)		$1,010,000.00		$9,258.33	
27	21-Oct-25	$1,010,000.00	($101,000.00)		$909,000.00		$8,416.67	
28	21-Nov-25	$909,000.00	($101,000.00)		$808,000.00		$7,575.00	
29	21-Dec-25	$808,000.00	($101,000.00)		$707,000.00	31-Dec-25	$2,244.44	$48,536.11
30	21-Jan-26	$707,000.00	($101,000.00)		$606,000.00		$5,891.67	
31	21-Feb-26	$606,000.00	($101,000.00)		$505,000.00		$5,050.00	
32	21-Mar-26	$505,000.00	($101,000.00)		$404,000.00		$4,208.33	
33	21-Apr-26	$404,000.00	($101,000.00)		$303,000.00		$3,366.67	
34	21-May-26	$303,000.00	($101,000.00)		$202,000.00		$2,525.00	
35	21-Jun-26	$202,000.00	($101,000.00)		$101,000.00	30-Jun-26	$505.00	$21,546.67
36	21-Jul-26	$101,000.00	($101,000.00)		$0.00	21-Jul-26	$561.11	$561.11
						Total	$510,555.00	$510,555.00

Interest Rate	10.0%
Date	Interest Payable
21-Jul-23	$0.00
31-Dec-23	$134,666.67
30-Jun-24	$127,765.00
31-Dec-24	$102,402.78
30-Jun-25	$75,076.67
31-Dec-25	$48,536.11
30-Jun-26	$21,546.67
21-Jul-26	$561.11
Total Interest Payable	$510,555.00

- 124 -

PyroGenesis Canada Inc. (TSX: PYR)

Principal Repayment Schedule of Convertible Debentures (Maturing July 21, 2026)

1/30th Principal Repayment in ARREARS

		Principal Amount				Interest		
Month	Date	Beginning Principal	Repayment (Cash/Shares)	Conversion (Shares)	Outstanding Principal	Payable Date	Accrued Interest	Interest Payable
0	21-Jul-23	$1,000.00			$1,000.00		$8.33	
1	21-Aug-23	$1,000.00			$1,000.00		$8.33	
2	21-Sep-23	$1,000.00			$1,000.00		$8.33	
3	21-Oct-23	$1,000.00			$1,000.00		$8.33	
4	21-Nov-23	$1,000.00			$1,000.00		$8.33	
5	21-Dec-23	$1,000.00			$1,000.00	31-Dec-23	$2.78	$44.44
6	21-Jan-24	$1,000.00			$1,000.00		$8.33	
7	21-Feb-24	$1,000.00	($33.33)		$966.67		$8.33	
8	21-Mar-24	$966.67	($33.33)		$933.33		$8.06	
9	21-Apr-24	$933.33	($33.33)		$900.00		$7.78	
10	21-May-24	$900.00	($33.33)		$866.67		$7.50	
11	21-Jun-24	$866.67	($33.33)		$833.33	30-Jun-24	$2.17	$42.17
12	21-Jul-24	$833.33	($33.33)		$800.00		$6.94	
13	21-Aug-24	$800.00	($33.33)		$766.67		$6.67	
14	21-Sep-24	$766.67	($33.33)		$733.33		$6.39	
15	21-Oct-24	$733.33	($33.33)		$700.00		$6.11	
16	21-Nov-24	$700.00	($33.33)		$666.67		$5.83	
17	21-Dec-24	$666.67	($33.33)		$633.33	31-Dec-24	$1.85	$33.80
18	21-Jan-25	$633.33	($33.33)		$600.00		$5.28	
19	21-Feb-25	$600.00	($33.33)		$566.67		$5.00	
20	21-Mar-25	$566.67	($33.33)		$533.33		$4.72	
21	21-Apr-25	$533.33	($33.33)		$500.00		$4.44	
22	21-May-25	$500.00	($33.33)		$466.67		$4.17	
23	21-Jun-25	$466.67	($33.33)		$433.33	30-Jun-25	$1.17	$24.78
24	21-Jul-25	$433.33	($33.33)		$400.00		$3.61	
25	21-Aug-25	$400.00	($33.33)		$366.67		$3.33	
26	21-Sep-25	$366.67	($33.33)		$333.33		$3.06	
27	21-Oct-25	$333.33	($33.33)		$300.00		$2.78	
28	21-Nov-25	$300.00	($33.33)		$266.67		$2.50	
29	21-Dec-25	$266.67	($33.33)		$233.33	31-Dec-25	$0.74	$16.02
30	21-Jan-26	$233.33	($33.33)		$200.00		$1.94	
31	21-Feb-26	$200.00	($33.33)		$166.67		$1.67	
32	21-Mar-26	$166.67	($33.33)		$133.33		$1.39	
33	21-Apr-26	$133.33	($33.33)		$100.00		$1.11	
34	21-May-26	$100.00	($33.33)		$66.67		$0.83	
35	21-Jun-26	$66.67	($33.33)		$33.33	30-Jun-26	$0.17	$7.11
36	21-Jul-26	$33.33	($33.33)		($0.00)	21-Jul-26	$0.19	$0.19
						Total	$168.50	$168.50

Interest Rate	10.0%
Date	Interest Payable
21-Jul-23	$0.00
31-Dec-23	$44.44
30-Jun-24	$42.17
31-Dec-24	$33.80
30-Jun-25	$24.78
31-Dec-25	$16.02
30-Jun-26	$7.11
21-Jul-26	$0.19
Total Interest Payable	$168.50